As filed with the Securities and Exchange Commission on July 13, 2007
Registrations Nos.

333-140986

811-09203

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☑

Pre-Effective Amendment No. 2	☑

Post-Effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☑

Amendment No. 63	☑

(Check appropriate box or boxes)

SEPARATE ACCOUNT A

(Exact Name of Registrant)

PACIFIC LIFE & ANNUITY COMPANY

(Name of Depositor)

700 Newport Center Drive
Newport Beach, California 92660
(Address of Depositor’s Principal Executive Offices) (Zip Code)

(949) 219-7286
(Depositor’s Telephone Number, including Area Code)

Charlene A. Grant
Assistant Vice President
Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, California 92660
(Name and address of agent for service)

Copies of all communications to:

Charlene A. Grant	Jeffrey S. Puretz, Esq.
Pacific Life & Annuity Company	Dechert
P.O. Box 9000	1775 Eye Street, N.W.
Newport Beach, CA 92658-9030	Washington, D.C. 20006-2401

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b) of Rule 485

☐	on ____________ pursuant to paragraph (b) of Rule 485

☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485

☐	on ___________, pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

☐	This post-effective amendment designates a new date for a previously filed post-effective amendment.

Title of securities being registered: Interests in the Separate Account under Pacific Dynamix individual flexible premium deferred variable annuity contracts.

Filing fee: None

SEPARATE ACCOUNT A
FORM N-4
CROSS REFERENCE SHEET

PART A

Item No.		Prospectus Heading
1.	Cover Page	Cover Page

2.	Definitions	TERMS USED IN THIS PROSPECTUS

3.	Synopsis	AN OVERVIEW OF PACIFIC DYNAMIX

4.	Condensed Financial Information	FINANCIAL HIGHLIGHTS; ADDITIONAL INFORMATION — Financial Statements;

5.	General Description of Registrant, Depositor and Portfolio Companies	AN OVERVIEW OF PACIFIC DYNAMIX; PACIFIC LIFE & ANNUITY COMPANY, PACIFIC LIFE AND THE SEPARATE ACCOUNT — Pacific Life & Annuity Company (PL&A); — Pacific Life, — Separate Account A; YOUR INVESTMENT OPTIONS — Your Variable Investment Options; ADDITIONAL INFORMATION — Voting Rights

6.	Deductions	AN OVERVIEW OF PACIFIC DYNAMIX; CHARGES, FEES AND DEDUCTIONS; WITHDRAWALS — Optional Withdrawal; ADDITIONAL INFORMATION — Distribution Arrangements

7.	General Description of Variable Annuity Contracts	AN OVERVIEW OF PACIFIC DYNAMIX; PURCHASING YOUR CONTRACT — How to Apply for your Contract; HOW YOUR INVESTMENTS ARE ALLOCATED; ANNUITIZATION, DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS — Choosing Your Annuity Option, — Your Annuity Payments, — Death Benefits; ADDITIONAL INFORMATION — Voting Rights, — Changes to Your Contract, — Changes to All Contracts, — Inquiries and Submitting Forms and Requests, — Timing of Payments and Transactions, — Replacement of Life Insurance or Annuities

8.	Annuity Period	ANNUITIZATION, DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS

9.	Death Benefit	ANNUITIZATION, DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS — Death Benefits

10.	Purchases and Contract Value	AN OVERVIEW OF PACIFIC DYNAMIX; PURCHASING YOUR CONTRACT; HOW YOUR INVESTMENTS ARE ALLOCATED; PACIFIC LIFE & ANNUITY COMPANY, PACIFIC LIFE AND THE SEPARATE ACCOUNT — Pacific Life & Annuity Company, Pacific Life; THE GENERAL ACCOUNT — Withdrawals and Transfers

11.	Redemptions	AN OVERVIEW OF PACIFIC DYNAMIX; CHARGES, FEES AND DEDUCTIONS; WITHDRAWALS; ADDITIONAL INFORMATION — Timing of Payments and Transactions; THE GENERAL ACCOUNT — Withdrawals and Transfers

12.	Taxes	CHARGES, FEES AND DEDUCTIONS — Premium Taxes; WITHDRAWALS — Optional Withdrawals, — Tax Consequences of Withdrawals; FEDERAL TAX STATUS

13.	Legal Proceedings	Not Applicable

14.	Table of Contents of the Statement of Additional Information	CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

PART B

Statement of Additional
Item No.		Information Heading
15.	Cover Page	Cover Page

16.	Table of Contents	TABLE OF CONTENTS

17.	General Information and History	Not Applicable

18.	Services	Not Applicable

19.	Purchase of Securities Being Offered	THE CONTRACTS AND THE SEPARATE ACCOUNT — Calculating Subaccount Unit Values, — Systematic Transfer Programs

20.	Underwriters	DISTRIBUTION OF THE CONTRACTS — Pacific Select Distributors, Inc. (PSD)

21.	Calculation of Performance Data	PERFORMANCE

22.	Annuity Payments	THE CONTRACTS AND THE SEPARATE ACCOUNT — Variable Annuity Payment Amounts

23.	Financial Statements	FINANCIAL STATEMENTS

PART C

Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.

PACIFIC DYNAMIX      PROSPECTUS [                    ]

Pacific Dynamix is an individual flexible premium deferred variable annuity contract issued by Pacific Life & Annuity Company.

This Contract is not available in all states. This Prospectus is not an offer in any state or jurisdiction where we are not legally permitted to offer the Contract.

The Contract is described in detail in this Prospectus and its Statement of Additional Information (SAI). The Pacific Select Fund is described in its Prospectus and its SAI. No one has the right to describe the Contract or the Pacific Select Fund any differently than they have been described in these documents.

This Prospectus provides information you should know before buying a Contract. It’s accompanied by a current Prospectus for the XTF Advisors Trust (the “Fund”), the Fund that provides the underlying Portfolios for the Variable Investment Options offered under the Contract. The Variable Investment Options are funded by Separate Account A of Pacific Life & Annuity Company. Please read both Prospectuses carefully, and keep them for future reference.

Here’s a list of all the Investment Options currently available under your Contract:

You should be aware that the Securities and Exchange Commission (SEC) has not reviewed the Contract and does not guarantee that the information in this Prospectus is accurate or complete. It’s a criminal offense to say otherwise.

Pacific Life & Annuity Company does not provide legal or tax advice. Any statement contained in this communication is not intended or written to be legal or tax advice, nor may it be used for the purpose of avoiding any tax penalties that may be imposed on the taxpayer. Any taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

This Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank. It’s not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency. Investment in a Contract involves risk, including possible loss of principal.

VARIABLE INVESTMENT OPTIONS

XTF Advisors Trust XTF Moderate Conservative XTF Moderate XTF Moderate Aggressive

FIXED OPTION DCA Plus Fixed Option

You’ll find more information about the Contract and Separate Account A in the SAI dated [                   ]. The SAI has been filed with the SEC and is considered to be part of this Prospectus because it’s incorporated by reference. You’ll find a table of contents for the SAI on page 59 of this Prospectus. You can get a copy of the SAI without charge by calling or writing to Pacific Life & Annuity Company or you can visit our website at www.pacificlifeandannuity.com. You can also visit the SEC’s website at www.sec.gov, which contains the SAI, material incorporated into this Prospectus by reference, and other information about registrants that file electronically with the SEC.

YOUR GUIDE TO THIS PROSPECTUS

AN OVERVIEW OF PACIFIC DYNAMIX

This overview tells you some key things you should know about your Contract. It’s designed as a summary only – please read this Prospectus, your Contract and the Statement of Additional Information for more detailed information.

Rules about how annuity contracts are described or administered are reflected in your Contract, or in Riders, Endorsements or Supplements to your Contract. The terms of your Contract, and of any Rider, Endorsement or Supplement, prevail over what’s in this Prospectus.

In this Prospectus, you and your mean the Contract Owner or Policyholder. Pacific Life & Annuity, PL&A, we, us and our refer to Pacific Life & Annuity Company. Pacific Life, PL and administrator means Pacific Life Insurance Company. Contract means a Pacific Dynamix variable annuity contract, unless we state otherwise.

Some of the Terms used in this Prospectus may be new to you. You will find a glossary of certain terms in the TERMS USED IN THIS PROSPECTUS section.

Pacific Dynamix Basics

An annuity contract may be appropriate if you’re looking for retirement income or you want to meet other long-term financial objectives. Discuss with your qualified investment professional whether a variable annuity, optional benefits and underlying Investment Options are appropriate for you, taking into consideration your age, income, net worth, tax status, insurance needs, financial objectives, investment goals, liquidity needs, time horizon, risk tolerance and other relevant information. Together you can decide if a variable annuity is right for you.

This Contract may not be the right one for you if you need to withdraw money for short-term needs, because withdrawal charges and tax penalties for early withdrawal may apply.

You should consider the Contract’s investment and income benefits, as well as its costs.

Pacific Dynamix is an annuity contract between you and Pacific Life & Annuity Company (PL&A). Annuity contracts have two phases, the accumulation phase and the annuitization (income) phase. The two phases are discussed below.

This Contract is designed for long-term financial planning. It allows you to invest money on a tax-deferred basis for retirement or other goals, and to receive income in a variety of ways, including a series of income payments for life or for a specified period of years.

Non-Qualified and Qualified Contracts are available. You buy a Non-Qualified Contract with “after-tax” dollars. You buy a Qualified Contract under some form of an individual retirement annuity or account (IRA). It’s important to know that IRAs and qualified plans are already tax-deferred which means the tax deferral feature of a variable annuity does not provide a benefit in addition to that already offered by an IRA or qualified plan. An annuity contract should be used to fund an IRA or qualified plan to benefit from the annuity’s features other than tax deferral.

Pacific Dynamix is a variable annuity, which means that the value of your Contract fluctuates depending on the performance of the Investment Options you choose. The Contract allows you to choose how often you make Investments (“Purchase Payments”) and how much you add each time.

Your Right to Cancel (“Free Look”)

During the Free Look period, you have the right to cancel your Contract and return it with instructions to us or to your registered representative for a refund. The amount refunded may be more or less than the Investments you’ve made, depending on the kind of Contract you buy. You will find a complete description of the Free Look period that applies to your Contract on the Contract’s cover sheet or notice that accompanies your Contract. The Free Look period ends ten (10) days after you receive your Contract. If you are replacing another annuity contract or life insurance policy, your Free Look period ends sixty (60) days after you receive your Contract.

AN OVERVIEW OF PACIFIC DYNAMIX

The Accumulation Phase

The Investment Options you choose and how they perform will affect the value of your Contract during the accumulation phase, as well as the amount available to annuitize on the Annuity Date.

The accumulation phase begins on your Contract Date and continues until your Annuity Date. During the accumulation phase, you can put money in your Contract by making Investments, and choose Investment Options in which to allocate them. You can also take money out of your Contract by making a withdrawal.

Investments (“Purchase Payments”)

Your initial Investment must be at least $25,000 for a Non-Qualified Contract and at least $2,000 for a Qualified Contract. Additional Investments must be at least $250 for a Non-Qualified Contract and $50 for a Qualified Contract. We also call your Investments “Purchase Payments”.

Investment Options

You can ask your registered representative to help you choose the right Investment Options for your goals and risk tolerance.

You can choose from a variety of Variable Investment Options (also called Subaccounts), each of which invests in a corresponding Portfolio of the XTF Advisors Trust. The XTF Advisors Trust Portfolios are asset allocation “Fund of Funds” whose investment strategy involves investing in Exchange Traded Funds (ETFs). XTF Advisors LLC is the investment adviser for the XTF Advisors Trust and manages each of its Portfolios directly. See the XTF Advisors Trust prospectus for complete information regarding each Portfolio. The value of each Portfolio will fluctuate with the value of the investments it holds, and returns are not guaranteed.

You can also choose any available fixed option that earns a guaranteed rate of interest of at least 3% annually.

We allocate your Investments to the Investment Options you choose. The value of your Contract will fluctuate during the accumulation phase depending on the Investment Options you’ve chosen. You bear the investment risk of any Variable Investment Options you choose.

You’ll find more about the Investment Options starting on page 10.

Transferring among Investment Options

You can transfer among Investment Options any time, subject to certain limitations until your Annuity Date without paying any current income tax. Transfers are limited to 25 for each calendar year. You can also make systematic transfers by enrolling in our dollar cost averaging or portfolio rebalancing programs. Transfers made under a systematic transfer program are excluded from the limitation.

You’ll find more about transfers and transfer limitations starting on page 14.

Withdrawals

You can make full and partial withdrawals to supplement your income or for other purposes. You can withdraw a certain amount each year without paying a withdrawal charge, but any amount withdrawn in excess of this amount may incur a withdrawal charge on Investments that are less than six years old. Some restrictions may apply to making partial withdrawals from any fixed option.

In general, you may have to pay income taxes on withdrawals or other distributions from your Contract. If you’re under age 59 1/2, a 10% federal penalty tax may also apply to taxable withdrawals.

You’ll find more about withdrawals starting on page 26.

The Income Phase

The income phase of your Contract begins on your Annuity Date. Generally, you can choose to surrender your Contract and receive a single payment or you can annuitize your Contract and receive a series of income payments over a fixed period or for life.

You can choose fixed or variable annuity payments, or a combination of both. Variable annuity payments may not be available in all states. You can choose monthly, quarterly, semi-annual or annual payments. We’ll make the income payments to your designated payee. The Owner is responsible for any tax consequences of any annuity payments.

If you choose variable annuity payments, the amount of the payments will fluctuate depending on the performance of the Variable Investment Options you choose. After your Annuity Date, if you choose variable annuity payments, you can exchange your Subaccount Annuity Units among the Variable Investment Options up to four times in any 12-month period.

You’ll find more about annuitization starting on page 19 and annuity options available under the Contract starting on page 20.

The Death Benefit

The Contract provides a death benefit upon the first death of an Owner or the death of the sole surviving Annuitant, whichever occurs first, during the accumulation phase. Death benefit proceeds are payable when we receive proof of death and payment instructions in proper form. To whom we pay a death benefit, and how we calculate the amount of the death benefit depends on who dies first and the type of Contract you own.

You’ll find more about the death benefit starting on page 23.

Optional Riders

Optional riders are subject to availability. Before purchasing any optional benefit, make sure you understand all of the terms and conditions and consult with a qualified investment professional for advice on whether an optional benefit is appropriate for you.

Stepped-Up Death Benefit Rider (SDBR)

The SDBR offers you the ability to lock in market gains for your beneficiaries with a stepped-up death benefit, which is the highest Contract Value on any previous Contract Anniversary (prior to the Annuitant’s 81st birthday) adjusted for additional Purchase Payments and withdrawals. You can only buy the SDBR when you buy your Contract.

You’ll find more about the SDBR on page 25.

Optional Living Benefit Riders

You may purchase any optional Rider on the Contract Date or on any Contract Anniversary (if available). In addition, if you purchase a Rider within 60 days after the Contract Date or, if available, within 30 days after any Contract Anniversary, the Rider Effective Date will be that Contract Date or Contract Anniversary.

The optional living benefit riders require that your entire Contract Value be invested among Eligible Investment Options or in the DCA Plus program in conjunction with any Eligible Investment Option for the Rider to remain in effect. Currently, the Eligible Investment Options are the XTF Moderate Conservative, XTF Moderate and XTF Moderate Aggressive Investment Options. We reserve the right to add, remove, and/or change Eligible Investment Options at any time. (See the OTHER OPTIONAL RIDERS— General Information section in this Prospectus.)

Some optional riders allow for owner elected Resets/Step-Ups. If you elect to Reset/Step-Up, your election must be received, in a form satisfactory to us, at our Service Center within thirty (30) days after the Contract Anniversary (“30 day period”) on which the Reset/Step-Up is effective. We may, at our sole discretion, allow Resets/Step-Ups after the 30 day period. We reserve the right to refuse a Reset/Step-Up request after the 30 day period regardless of whether we may have allowed you or others to Reset/Step-Up in the past. Each Contract Anniversary starts a new 30 day period in which a Reset/Step-Up may be elected.

Flexible Lifetime Income Rider (Single)

This optional Rider lets you, before the Annuity Date, withdraw up to 5% of your Protected Payment Base per year, lock in market gains, and provides the potential to receive 5% of a Protected Payment Base for life. This Rider also provides an Annual Credit of 6% to your Protected Payment Base and Remaining Protected Balance, for up to a ten (10) year period (provided you do not take any withdrawals during this period), which can increase the amount you may withdraw per year. The Annual Credit is not added to your Contract Value. If your total withdrawals in a Contract Year exceed the annual withdrawal amount allowed under the Rider, then the Protected Payment Base may decrease and the amount you may withdraw in the future under the Rider may be reduced. Currently, this Rider is available for purchase at Contract issue or on any Contract Anniversary. We reserve the right to restrict the purchase of this Rider to only Contract issue in the future.

AN OVERVIEW OF PACIFIC DYNAMIX

Beginning with the first (1st) anniversary of the Rider Effective Date or most recent Reset Date, whichever is later, the Rider provides for Automatic Resets or Owner-Elected Resets of the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value. Any reset may include an increase in the annual charge percentage (up to a maximum of 1.20%) associated with the Rider. (Protected Payment Base, Remaining Protected Balance, Annual Credit, Automatic Reset, Owner-Elected Reset and Reset Date are described in the OTHER OPTIONAL RIDERS— Flexible Lifetime Income Rider (Single) section of this Prospectus.)

This Rider is called the 5% Guaranteed Withdrawal Benefit Rider in the Contract’s Rider.

You’ll find more information about the Flexible Lifetime Income Rider (Single) on page 29.

Flexible Lifetime Income Rider (Joint)

This optional Rider lets you, before the Annuity Date, withdraw up to 5% of your Protected Payment Base per year, lock in market gains, and provides the potential to receive up to the Protected Payment Amount, regardless of market performance, until the death of all Designated Lives eligible for lifetime benefits. This Rider also provides an Annual Credit of 6% to your Protected Payment Base and Remaining Protected Balance, for up to a ten (10) year period (provided you do not take any withdrawals during this period), which can increase the amount you may withdraw per year. The Annual Credit is not added to your Contract Value. If your total withdrawals in a Contract Year exceed the annual withdrawal amount allowed under the Rider, then the Protected Payment Base may decrease and the amount you may withdraw in the future under the Rider may be reduced. Currently, this Rider is available for purchase at Contract issue or on any Contract Anniversary. We reserve the right to restrict the purchase of this Rider to only Contract issue in the future.

Beginning with the first (1st) anniversary of the Rider Effective Date or most recent Reset Date, whichever is later, the Rider provides for Automatic Resets or Owner-Elected Resets of the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value. Any reset may include an increase in the annual charge percentage (up to a maximum of 1.20%) associated with the Rider. (Protected Payment Base, Remaining Protected Balance, Designated Lives, Annual Credit, Automatic Reset, Owner-Elected Reset and Reset Date are described in the OTHER OPTIONAL RIDERS— Flexible Lifetime Income Rider (Joint) section of this Prospectus.)

Changes to the Contract Owner, Annuitant and/or Beneficiary designations and changes in marital status may adversely affect the benefits of this Rider (see the Flexible Lifetime Income Rider (Joint)— Ownership and Beneficiary Changes section of this Prospectus.

This Rider is called the Joint Life 5% Guaranteed Withdrawal Benefit Rider in the Contract’s Rider.

You’ll find more information about the Flexible Lifetime Income Rider (Joint) on page 34.

Guaranteed Protection Advantage 5 (GPA 5) Rider

The optional GPA 5 Rider allows for an additional amount that may be added to your Contract Value at the end of a 10-year period (the “Term”).

The Rider also provides for an additional option (the “Step-Up”) on any Contract Anniversary beginning with the 5th anniversary of the Effective Date of the Rider and before the Annuity Date. If the Step-Up is elected, your 10-year Term would begin again as of the effective date of the Step-Up election, and may include an increase in the charges (up to a maximum of 0.75%) associated with the Rider.

You’ll find more about the GPA 5 Rider on page 39.

Fees and Expenses

This section of the overview explains the fees and expenses associated with your Pacific Dynamix Contract.

Contract Transaction Expenses

The following describes the transaction fees and expenses that you will pay when owning your Contract. Expenses are fixed under the terms of your Contract. Premium taxes and/or other taxes, may also apply to your Contract. We generally charge premium taxes and/or other taxes when you annuitize your Contract, but there are other times when we charge them to your Contract instead. Please see your Contract for details.

• Maximum Withdrawal Charge (as a percentage of Purchase Payments withdrawn)[1]

“Age” of Payment in Years:	1	2	3	4	5	6 or more

Withdrawal Charge Percentage:	7%	7%	5%	3%	1%	0%

Periodic Expenses

The following describes the fees and expenses that you will pay periodically during the time you own your Contract not including Portfolio fees and expenses.

Separate Account A Annual Expenses (as a percentage of the average daily Account Value2) (See TERMS USED IN THIS PROSPECTUS on page 57):

	Without Stepped-Up	With Stepped-Up
	Death Benefit Rider	Death Benefit Rider

• Mortality and Expense Risk Charge[3]	0.85%	0.85%
• Administrative Fee[3]	0.15%	0.15%
• Distribution Fee[3]	0.25%	0.25%
• Stepped-Up Death Benefit Rider Charge[3,4]	None	0.20%

• Total Separate Account A Annual Expenses	1.25%	1.45%

Optional Rider Annual Expenses (calculated as a percentage of Contract Value[2] except for the Flexible Lifetime Income Rider (Single and Joint)) (See TERMS USED IN THIS PROSPECTUS on page 57):

	Current Charge	Maximum Charge
	Percentage	Percentage

• Flexible Lifetime Income Rider Charge (Single)[5]	0.65%	1.20%
• Flexible Lifetime Income Rider Charge (Joint)[5]	0.85%	1.20%
• Guaranteed Protection Advantage 5 (GPA 5) Rider Charge[6]	0.25%	0.75%

[1]	The withdrawal charge may or may not apply or may be reduced under certain circumstances. The age is measured from the date of each Purchase Payment. See CHARGES, FEES AND DEDUCTIONS and WITHDRAWALS.

[2]	The Account Value represents the value of your Variable Investment Options and any fixed Investment Options on any Business Day. The Contract Value represents the value of your Variable Investment Options, any fixed Investment Options plus any Loan Account Value on any Business Day.

[3]	This is an annual rate and assessed on a daily basis. The daily rate is calculated by dividing the annual rate by 365.

[4]	If you buy the Stepped-Up Death Benefit Rider, we will add this charge to the Mortality and Expense Risk Charge until your Annuity Date.

[5]	If you buy the Flexible Lifetime Income Rider (Single or Joint), the annual charge is equal to the current charge percentage multiplied by the Protected Payment Base. For a complete explanation of the Protected Payment Base, see OTHER OPTIONAL RIDERS— Flexible Lifetime Income Rider (Single or Joint). We deduct this charge proportionately from your Investment Options on each Contract Anniversary following the Effective Date of the Rider during the term of the Rider and while the Rider is in effect, or if the Rider is terminated. If the Rider is terminated for reasons other than death or annuitization, this charge will be deducted on the effective date of termination. Under the terms and conditions of the Rider, the annual Charge percentage may increase if an Automatic Reset or Owner-Elected Reset occurs, but will never be more than the maximum charge percentage. Under the Single version, we will waive the annual Charge if the Rider terminates as a result of the death of an Owner or sole surviving Annuitant or upon full annuitization of your Contract. Under the Joint version, we will waive the annual charge if the Rider terminates as a result of the death of the surviving Designated Life or upon full annuitization of the Contract. The annual charge is only waived for the Contract Year that death or annuitization occurs.

[6]	If you buy the GPA 5 Rider, we deduct this charge proportionately from your Investment Options on each Contract Anniversary following the Effective Date of the Rider during the term of the Rider and while the Rider is in effect, or if you terminate the Rider. If the Rider is terminated for reasons other than death or annuitization, this charge will be deducted on the effective date of termination. Under the terms and conditions of the Rider the charge will remain the same while the Rider is in effect, unless you elect the Step-Up provision under the Rider.

AN OVERVIEW OF PACIFIC DYNAMIX

Total Annual Fund Operating Expenses

You will find more about the underlying Funds starting on page 10, and in the Funds’ Prospectus which accompanies this Prospectus.

This table shows the minimum and maximum total annual operating expenses paid by the Portfolios that you indirectly pay during the time you own the Contract. This table shows the range (minimum and maximum) of fees and expenses paid by any of the Portfolios, expressed as an annual percentage of average daily net assets. The amounts are based on expenses paid in the year ended December 31, 2006, adjusted to reflect anticipated changes in fees and expenses, or, for new Portfolios, are based on estimates for the current fiscal year.

Each Variable Account of the Separate Account purchases shares of the corresponding Funds’ Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Contract, and they may vary from year to year. These fees and expenses are described in the Funds’ Prospectus.

Total Annual Portfolio Operating Expenses[1]	Minimum	Maximum

Expenses that are deducted from the Funds’ assets, including management fees, shareholder servicing or distribution (12b-1) fees, and other expenses.	0.72%	0.72%

[1]	The minimum and maximum percentages in the table above do not reflect any expense reimbursements or fee waiver arrangements. However, to help limit Portfolio operating expenses for the XTF Moderate Conservative Portfolio, XTF Moderate Portfolio, and the XTF Moderate Aggressive Portfolio, XTF Advisors LLC, the advisor to the Portfolios, has contractually agreed to waive its management fee and/or reimburse expenses which may reduce the expenses reflected above. There is no guarantee that XTF Advisors LLC will continue to limit these expenses after April 30, 2008. See the XTF Advisors Trust prospectus for complete information regarding the annual fund operating expenses.

Examples

The following examples are intended to help you compare the cost of investing in your Contract with the cost of investing in other variable annuity contracts. The maximum amounts reflected below include the maximum periodic Contract expenses, Separate Account annual expenses, and the Portfolio with the highest fees and expenses based on estimates for the current fiscal year, since the Portfolios are new. The maximum amounts also include the combination of optional Riders whose cumulative maximum charge expenses totaled more than any other optional Rider combination. The optional Riders included are the SDBR, Flexible Lifetime Income and GPA 5 Riders. The minimum amounts reflected below include the maximum periodic Contract Expenses, Separate Account annual expenses and the Portfolio with the lowest fees and expenses based on estimates for the current fiscal year, since the Portfolios are new. The minimum amounts do not include any optional Riders.

•	If you surrendered your Contract:

	1 Year	3 Years	5 Years	10 Years
Maximum*	$1,046	$1,731	$2,277	$4,608
Minimum*	$830	$1,068	$1,151	$2,292

•	If you annuitized your Contract:

	1 Year	3 Years	5 Years	10 Years
Maximum*	$1,046	$1,281	$2,187	$4,608
Minimum*	$830	$618	$1,061	$2,292

•	If you did not surrender or annuitize, but left the money in your Contract:

	1 Year	3 Years	5 Years	10 Years
Maximum*	$416	$1,281	$2,187	$4,608
Minimum*	$200	$618	$1,061	$2,292

*	In calculating the examples above, we used the maximum and minimum total operating expenses of all the Portfolios as shown in the Fees And Expenses section of the Fund’s Prospectus. For more information on fees and expenses, see CHARGES, FEES AND DEDUCTIONS in this Prospectus, and see the Fund’s Prospectus. See the FINANCIAL HIGHLIGHTS section in the Prospectus for condensed financial information about the Subaccounts.

YOUR INVESTMENT OPTIONS

You may choose among the different Variable Investment Options and the DCA Plus Fixed Option.

Your Variable Investment Options

Each Variable Investment Option invests in a separate Portfolio of the Fund. For your convenience, the following chart summarizes some basic data about each Portfolio. This chart is only a summary. For more complete information on each Portfolio, including a discussion of the Portfolio’s investment techniques and the risks associated with its investments, see the accompanying Fund Prospectus. No assurance can be given that a Portfolio will achieve its investment objective. YOU SHOULD READ THE FUND PROSPECTUS CAREFULLY BEFORE INVESTING.

FUND PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

XTF Moderate Conservative	Seeks capital preservation and current income.	Anticipates maintaining an equity allocation of 40% and a fixed income allocation of 60%. The equity and fixed income allocations may be adjusted +/- 20%. Invests in equity ETFs that may invest in common stocks of domestic companies with large, medium and small capitalizations and in ETFs that invest in foreign securities. Invests in fixed income ETFs that may invest in domestic fixed-income securities, including U.S. government agency and treasury securities, mortgage-backed securities, and investment grade and non-investment grade corporate debt securities, and some ETFs that may invest in investment grade and non-investment grade debt securities of foreign governments or corporations in either emerging or developed foreign markets.	XTF Advisors LLC

XTF Moderate	Seeks capital appreciation and income.	Anticipates maintaining an equity allocation of 60% and a fixed income allocation of 40%. The equity and fixed income allocations may be adjusted +/- 15%. Invests in equity ETFs that may invest in common stocks of domestic companies with large, medium and small capitalizations and in ETFs that invest in foreign securities. Invests in fixed income ETFs that may invest in domestic fixed- income securities, including U.S. government agency and treasury securities, mortgage-backed securities, and investment grade and non-investment grade corporate debt securities, and some ETFs that may invest in investment grade and non-investment grade debt securities of foreign governments or corporations in either emerging or developed foreign markets.	XTF Advisors LLC

XTF Moderate Aggressive	Seeks long-term capital appreciation.	Anticipates maintaining an equity allocation of 80% and a fixed income allocation of 20%. The equity and fixed income allocations may be adjusted +/- 10%. Invests in equity ETFs that may invest in common stocks of domestic companies with large, medium and small capitalizations and in ETFs that invest in foreign securities. Invests in fixed income ETFs that may invest in domestic fixed-income securities, including U.S. government agency and treasury securities, mortgage-backed securities, and investment grade and non-investment grade corporate debt securities, and some ETFs that may invest in investment grade and non-investment grade debt securities of foreign governments or corporations in either emerging or developed foreign markets.	XTF Advisors LLC

Investment Adviser

XTF Advisors LLC is the investment adviser to the Fund and oversees the management of all of the Fund Portfolios.

Your Fixed Option

The fixed option offers you a guaranteed minimum interest rate on amounts that you allocate to this option. Amounts you allocate to this option, and your earnings credited are held in our General Account. For more detailed information about this option, see THE GENERAL ACCOUNT section in this Prospectus.

PURCHASING YOUR CONTRACT

How to Apply for Your Contract

To purchase a Contract, you must work with your registered representative to fill out an application and submit it along with your initial Investment to Pacific Life & Annuity Company at P.O. Box 2736, Omaha, Nebraska 68103-2736 or the address indicated in your Contract specification pages if different. In those instances when we receive electronic transmission of the information on the application from your representative’s broker-dealer firm and our administrative procedures with your broker-dealer so provide, we consider the application to be received on the Business Day we receive the transmission. If the address on your Contract specification pages is different and our administrative procedures with your broker-dealer so provide, in those instances when information regarding your Investment is electronically transmitted to us by the broker-dealer, we will consider the Investment to be received by us on the Business Day we receive the transmission of the information. If your application and Investment are complete when received, or once they have become complete, we will issue your Contract within 2 Business Days. If some information is missing from your application, we may delay issuing your Contract while we obtain the missing information. However, we will not hold your initial Investment for more than 5 Business Days without your permission. In any case, we will not hold your initial Investment after 20 Business Days.

You may also purchase a Contract by exchanging your existing annuity. You must submit all contracts to be exchanged when you submit your application. Call your registered representative, or call us at 1-800-748-6907, if you are interested in this option.

We reserve the right to reject any application or Investment for any reason, subject to any applicable nondiscrimination laws and to our own standards and guidelines. On your application, you must provide us with a valid U.S. tax identification number for federal and state tax reporting purposes.

The maximum age of a Contract Owner/Annuitant, including Joint and Contingent Owners/Annuitants, for which a Contract will be issued is 80. The Contract Owner’s age is calculated as of his or her last birthday. If any Contract Owner or any sole Annuitant named in the application for a Contract dies before we issue a Contract, then the application for the Contract and/or any Contract issued shall be deemed null and void. If there are Joint Owners named on the Contract, the Contract will be owned as Joint Tenants with Right of Survivorship and not as Tenants in Common. A refund will be returned to the applicant/Owner or the applicant/Owner’s estate, which may subject the refunded assets to probate. The amount of the refund may be more or less than the initial Investment received, or any other Investment we receive in connection with an exchange or transfer. The refund will be the Contract Value based upon the next determined Accumulated Unit Value (AUV) after we receive proof of death, in proper form, of the Contract Owner or Annuitant, plus a refund of any amount used to pay premium taxes and/or any other taxes, and minus the Contract Value attributable to any additional amount as described in the CHARGES, FEES AND DEDUCTIONS—Waivers and Reduced Charges section in this Prospectus.

Making Your Investments (“Purchase Payments”)

Making Your Initial Investment

Your initial Investment must be at least $25,000 if you are buying a Non-Qualified Contract, and at least $2,000 if you are buying a Qualified Contract. Currently, we are not enforcing the minimum initial Investment on Qualified Contracts but we reserve the right to enforce the minimum initial Investment on Qualified Contracts in the future. For Non-Qualified Contracts, if the entire minimum initial Investment is not included when you submit your application, you must submit a portion of the required Contract minimum and establish a pre-authorized checking plan (PAC). A PAC allows you to pay the remainder of the required initial Investment in equal installments over the first year. Further requirements for PAC are discussed in the PAC form. We also call each Investment you make a Purchase Payment.

You must obtain our consent before making an initial or additional Investment that will bring your aggregate Investment over 1,000,000.

Making Additional Investments

If your Contract is Non-Qualified, you may choose to invest additional amounts in your Contract at any time. If your Contract is Qualified, the method of contribution and contribution limits may be restricted by the Qualified Plan. Each additional Investment must be at least $250 for Non-Qualified Contracts and $50 for Qualified Contracts. Currently, we are not enforcing the minimum additional Investment amounts but we reserve the right to enforce the minimum additional Investment amounts in the future.

Forms of Investment

Your initial and additional Investments may be sent by personal or bank check or by wire transfer. Investments must be made in a form acceptable to us before we can process it. Acceptable forms of Investments are:

•	personal checks or cashier’s checks drawn on a U.S. bank,

•	money orders and traveler’s checks in single denominations of more than $10,000 if they originate in a U.S. bank,

•	third party checks when there is a clear connection of the third party to the underlying transaction, and

•	wire transfers that originate in U.S. banks.

We will not accept Investments in the following forms:

•	cash,

•	credit cards or checks drawn against a credit card account,

•	money orders or traveler’s checks in single denominations of $10,000 or less,

•	starter checks,

•	cashier’s checks, money orders, traveler’s checks or personal checks drawn on non-U.S. banks, even if the payment may be effected through a U.S. bank,

•	third party checks if there is not a clear connection of the third party to the underlying transaction, and

•	wire transfers that originate from foreign bank accounts.

All unacceptable forms of Investments will be returned to the payor along with a letter of explanation. We reserve the right to reject or accept any form of payment. If you make Investments by check other than a cashier’s check, your payment of any withdrawal proceeds and any refund during the “Right to Cancel” period may be delayed until we receive confirmation in our Annuities administrative office that your check has cleared.

HOW YOUR INVESTMENTS ARE ALLOCATED

Choosing Your Investment Options

You may allocate your Investments among any of the available Investment Options. Allocations of your initial Investment to the Investment Options you selected will be effective on your Contract Date. Each additional Investment will be allocated to the Investment Options according to your allocation instructions in your application, or most recent instructions, if any, subject to the terms described in the WITHDRAWALS— Right to Cancel (“Free Look”) section in this Prospectus. We reserve the right to require that your allocation to any particular Investment Option must be at least $500. We also reserve the right to transfer any remaining Account Value that is not at least $500 to your other Investment Options on a pro rata basis relative to your most recent allocation instructions.

If your Contract is issued in exchange for another annuity contract or a life insurance policy, our administrative procedures may vary.

Investing in Variable Investment Options

Each time you allocate your Investment to a Variable Investment Option, your Contract is credited with a number of “Subaccount Units” in that Subaccount. The number of Subaccount Units credited is equal to the amount you have allocated to that Subaccount, divided by the “Unit Value” of one Unit of that Subaccount.

Example: You allocate $600 to the XTF Moderate Subaccount. At the end of the Business Day on which your allocation is effective, the value of one Unit in the XTF Moderate Subaccount is $15. As a result, 40 Subaccount Units are credited to your Contract for your $600 ($600/$15 = 40).

Your Variable Account Value Will Change

After we credit your Contract with Subaccount Units, the value of those Units will usually fluctuate. This means that, from time to time, your Investment allocated to the Variable Investment Options may be worth more or less than the original Investments to which those amounts can be attributed. Fluctuations in Subaccount Unit Value will not change the number of Units credited to your Contract.

Subaccount Unit Values will vary in accordance with the investment performance of the corresponding Portfolio. For example, the value of Units in the XTF Moderate Subaccount will change to reflect the performance of the XTF Moderate Portfolio (including that Portfolio’s investment income, its capital gains and losses, and its expenses). Subaccount Unit Values are also adjusted to reflect the Administrative Fee and applicable Risk Charge imposed on the Separate Account.

We calculate the value of all Subaccount Units on each Business Day.

Calculating Subaccount Unit Values

We calculate the Unit Value of the Subaccount Units in each Variable Investment Option at the close of the New York Stock Exchange which usually closes at 4:00 p.m. Eastern Time on each Business Day. At the end of each Business Day, the Unit Value for a Subaccount is equal to:

Y × Z

where	(Y)	=	the Unit Value for that Subaccount as of the end of the preceding Business Day; and
	(Z)	=	the Net Investment Factor for that Subaccount for the period (a “valuation period”) between that Business Day and the immediately preceding Business Day.

The “Net Investment Factor” for a Subaccount for any valuation period is equal to:

(A ÷ B) - C

where	(A)	=	the “per share value of the assets” of that Subaccount as of the end of that valuation period, which is equal to: a+b+c

where	(a)	=	the net asset value per share of the corresponding Portfolio shares held by that Subaccount as of the end of that valuation period;
	(b)	=	the per share amount of any dividend or capital gain distributions made by each Fund for that Portfolio during that valuation period; and
	(c)	=	any per share charge (a negative number) or credit (a positive number) for any income taxes and/or any other taxes or other amounts set aside during that valuation period as a reserve for any income and/or any other taxes which we determine to have resulted from the operations of the Subaccount or Contract, and/or any taxes attributable, directly or indirectly, to Investments;

(B)	=	the net asset value per share of the corresponding Portfolio shares held by the Subaccount as of the end of the preceding valuation period; and
(C)	=	a factor that assesses against the Subaccount net assets for each calendar day in the valuation period the basic Risk Charge plus any applicable increase in the Risk Charge, the Administrative Fee and the Distribution Fee (see the CHARGES, FEES AND DEDUCTIONS section in this Prospectus).

When Your Investment is Effective

Your initial Investment is effective on the day we issue your Contract. Any additional Investment is effective on the day we receive it in proper form. See the ADDITIONAL INFORMATION— Inquiries and Submitting Forms and Requests section in this Prospectus.

The day your Investment is effective determines the Unit Value at which Subaccount Units are attributed to your Contract. In the case of transfers or withdrawals, the effective day determines the Unit Value at which affected Subaccount Units are debited and/or credited under your Contract. That Unit Value is the value of the Subaccount Units next calculated after your transaction is effective. Your Variable Account Value begins to reflect the investment performance results of your new allocations on the day after your transaction is effective.

Transfers and Market-timing Restrictions

Transfers

Once your Investments are allocated to the Investment Options you selected, you may transfer your Account Value from any Investment Option to any other Investment Option, except the DCA Plus Fixed Option. Transfers are limited to twenty-five (25) for each calendar year.

Transfers to or from a Variable Investment Option cannot be made before the seventh calendar day following the last transfer to or from the same Variable Investment Option. If the seventh calendar day is not a Business Day, then a transfer may not occur until the next Business Day. The day of the last transfer is not considered a calendar day for purposes of meeting this requirement. For example, if you make a transfer into the XTF Moderate Investment Option on Monday, you may not make any transfers to or from that Variable Investment Option before the following Monday.

For the purpose of applying the limitations, multiple transfers that occur on the same day are considered one (1) transfer. Transfers that occur as a result of the DCA Plus program, the portfolio rebalancing program, or the dollar cost averaging program are excluded from these limitations. Also, allocations of Purchase Payments are not subject to these limitations.

If you have used all twenty-five (25) transfers available to you in a calendar year, you may no longer make transfers between the Investment Options until the start of the next calendar year.

There are no exceptions to the above transfer limitations in the absence of an error by us, a substitution of Investment Options, or reorganization of underlying Portfolios, or other extraordinary circumstances.

If we deny a transfer request, we will notify your registered representative via telephone. If you (or your registered representative) request a transfer via telephone that exceeds the above limitations, we will notify you (or your registered representative) immediately.

Certain restrictions apply to any available fixed option. See THE GENERAL ACCOUNT section in this Prospectus. Transfer requests are generally effective on the Business Day we receive them in proper form, unless you request a date in the future or a systematic transfer program.

We have the right, at our option (unless otherwise required by law), to require certain minimums in the future in connection with transfers. These may include a minimum transfer amount and a minimum Account Value, if any, for the Investment Option from which the transfer is made or to which the transfer is made. If your transfer request results in your having a remaining Account Value in an Investment Option that is less than $500 immediately after such transfer, we may transfer that Account Value to your other Investment Options on a pro rata basis, relative to your most recent allocation instructions.

We reserve the right (unless otherwise required by law) to limit the size of transfers, to restrict transfers, to require that you submit any transfer requests in writing, to suspend transfers, and to impose further limits on the number and frequency of transfers you can make. We also reserve the right to reject any transfer request. Any policy we may establish with regard to the exercise of any of these rights will be applied uniformly to all Contract Owners.

Market-timing Restrictions

The Contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the Contract. Such frequent trading can disrupt management of the underlying Portfolios and raise expenses. The transfer limitations set forth above are intended to reduce frequent trading. In addition, we monitor certain large transaction activity in an attempt to detect trading that may be disruptive to the Portfolios. In the event transfer activity is found to be disruptive, certain future transactions by such Contract Owners, or by a registered representative or other party acting on behalf of one or more Contract Owners, will require preclearance. Frequent trading and large transactions that are disruptive to portfolio management can have an adverse effect on Portfolio performance and therefore your Contract’s performance. Such trading may also cause dilution in the value of the Investment Options held by long-term Contract Owners. While these issues can occur in connection with any of the underlying Portfolios, Portfolios holding securities that are subject to market pricing inefficiencies are more susceptible to abuse. For example, Portfolios holding international securities may be more susceptible to time-zone arbitrage which seeks to take advantage of pricing discrepancies occurring between the time of the closing of the market on which the security is traded and the time of pricing of the Portfolios.

Our policies and procedures which limit the number and frequency of transfers and which may impose preclearance requirements on certain large transactions are applied uniformly to all Contract Owners. However, there is a risk that these policies and procedures will not detect all potentially disruptive activity or will otherwise prove ineffective in whole or in part. Further, we and our affiliates make available to our variable annuity and variable life insurance Contract Owners underlying funds not affiliated with us. We are unable to monitor or restrict the trading activity with respect to shares of such funds not sold in connection with our Contracts. In the event the Board of Trustees/Directors of any underlying fund imposes a redemption fee or trading (transfer) limitations, we will pass them on to you.

We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions on behalf of multiple Contract Owners. Such restrictions could include:

•	not accepting transfer instructions from a registered representative acting on behalf of more than one Contract Owner, and

•	not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one Contract Owner at a time.

We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Contract Owners; or to comply with any applicable federal and state laws, rules and regulations.

Exchanges of Annuity Units

Exchanges of Annuity Units in any Subaccount(s) to any other Subaccount(s) after the Annuity Date are limited to four in any twelve month period. See THE GENERAL ACCOUNT section in the Prospectus and THE CONTRACTS AND THE SEPARATE ACCOUNT section in the SAI.

Systematic Transfer Options

We offer three systematic transfer options: dollar cost averaging, DCA Plus and portfolio rebalancing. There is no charge for these options and transfers under these options are not counted towards your total transfers in a Calendar Year. However, they are subject to the same requirements and restrictions as non-systematic transfers. You can have only one DCA Plus or dollar cost averaging program in effect at one time. The systematic transfer options are not available after you annuitize.

Dollar Cost Averaging

Dollar cost averaging is a method in which you buy securities in a series of regular purchases instead of in a single purchase. This allows you to average the securities’ prices over time, and may permit a “smoothing” of abrupt peaks and drops in price. Prior to your Annuity Date, you may use dollar cost averaging to transfer amounts, over time, from any Investment Option with an Account Value of at least $5,000 to one or more Variable Investment Options. Each transfer must be for at least $250. Currently, we are not enforcing the minimum Account Value and/or transfer amounts but we reserve the right to enforce such minimum amounts in the future. Detailed information appears in the SAI.

DCA Plus

DCA Plus provides a way to transfer amounts monthly from the DCA Plus Fixed Option to one or more Variable Investment Option(s) over a period of up to one year. The initial minimum amount that you may allocate to the DCA Plus Fixed Option is $5,000. The minimum amount for the monthly transfer is $250. Currently, we are not enforcing the initial minimum amount and/or the minimum transfer amount but we reserve the right to enforce such minimum amounts in the future. Amounts allocated to the DCA Plus Fixed Option are held in our General Account and receive interest at rates declared periodically by us, but not less than an annual rate of 3% (the “Guaranteed Interest Rate”). The DCA Plus program can also be used in conjunction with an Eligible Investment Option to qualify for certain optional benefit riders offered under your Contract. See THE GENERAL ACCOUNT section in this Prospectus.

Portfolio Rebalancing

You may instruct us to maintain a specific balance of Variable Investment Options under your Contract (e.g., 50% in the XTF Moderate Conservative Subaccount and 50% in the XTF Moderate Subaccount) prior to your Annuity Date. Periodically, we will “rebalance” your values in the elected Subaccounts to the percentages you have specified. Rebalancing may result in transferring amounts from a Subaccount earning a relatively higher return to one earning a relatively lower return. You may choose to have rebalances made quarterly, semi-annually or annually until your Annuity Date. Portfolio rebalancing is not available after you annuitize. Detailed information appears in the SAI.

CHARGES, FEES AND DEDUCTIONS

Withdrawal Charge

No sales charge is imposed on any Purchase Payment which means the entire amount of your Purchase Payment is allocated to the Investment Options you selected. Your Purchase Payments may, however, be subject to a withdrawal charge. This charge may apply to amounts you withdraw under your Contract prior to the Annuity Date, depending on the length of time each Purchase Payment has been invested and on the amount you withdraw. This amount is deducted proportionately among all Investment Options from which the withdrawal occurs. See the Choosing Your Annuity Option— Annuity Options section for withdrawal charges that may apply to redemptions after the Annuity Date. No withdrawal charge is imposed on:

•	the free withdrawal amount (See WITHDRAWALS—Free Withdrawals),

•	amounts converted after the first Contract Anniversary to a life contingent Annuity Option or an Annuity Option with a period certain of at least 5 years that is offered under the Contract, unless guaranteed variable annuity payments under Annuity Option 2 or 4 are subsequently redeemed (See the ANNUITIZATION, DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS—Choosing Your Annuity Option section in this Prospectus),

•	death benefit proceeds, except as provided under the Non-Natural Owner section for certain non-natural owners,

•	withdrawals by Owners to meet the minimum distribution rules for Qualified Contracts as they apply to amounts held under the Contract, or

•	withdrawals after the first (1st) Contract Anniversary, if the Owner or Annuitant has been diagnosed with a medically determinable condition that results in a life expectancy of twelve (12) months or less and we are provided with medical evidence satisfactory to us.

Transfers of all or part of your Account Value from one Investment Option to another are not considered a withdrawal of an amount from your Contract, so no withdrawal charge is imposed at the time of transfer. See the HOW YOUR INVESTMENTS ARE ALLOCATED—Transfers and Market-timing Restrictions and THE GENERAL ACCOUNT sections in this Prospectus.

How the Withdrawal Charge is Determined

The amount of the withdrawal charge depends on how long each Purchase Payment was held under your Contract. Each Purchase Payment you make is considered to have a certain “age,” depending on the length of time since that Purchase Payment was effective. A Purchase Payment is “one year old” or has an “age of one” from the day it is effective until the beginning of the day preceding your next Contract Anniversary. Beginning on the day preceding that Contract Anniversary, your Purchase Payment will have an “age of two” and increases in age on the day preceding each Contract Anniversary. When you withdraw an amount subject to the withdrawal charge, the “age” of the Purchase Payment you withdraw determines the level of withdrawal charge as follows:

Withdrawal
Charge as a
percentage
of the
“Age” of Payment	Purchase Payment
in Years	withdrawn

1	7%

2	7%

3	5%

4	3%

5	1%

6 or more	0%

We calculate your withdrawal charge by assuming that your Earnings are withdrawn first, followed by amounts attributed to Purchase Payments with the “oldest” Purchase Payment withdrawn first and before any deduction for other charges due or taxes are made. The withdrawal charge will be deducted proportionately among all Investment Options from which the withdrawal occurs. Unless you specify otherwise, a partial withdrawal amount requested will be processed as a “gross” amount, which means that applicable charges and taxes will be deducted from the requested amount. If a partial withdrawal amount is requested to be a “net” amount, applicable charges and taxes will be added to the requested amount and the withdrawal charges and taxes will be calculated on the grossed up amount. See THE GENERAL ACCOUNT section in this Prospectus.

The withdrawal charge is designed to reimburse us for sales commissions and other expenses associated with the promotion and solicitation of offers for the Contracts, although our actual expenses may be greater or less than the amount of the withdrawal charge. See the ADDITIONAL INFORMATION— Distribution Arrangements section in this Prospectus for information regarding commissions and other amounts paid to broker-dealers in connection with distribution of the Contracts.

Mortality and Expense Risk Charge

We assess a charge against the assets of each Subaccount to compensate for certain mortality and expense risks that we assume under the Contracts (the “Risk Charge”). The risk that an Annuitant will live longer (and therefore receive more annuity payments) than we predict through our actuarial calculations at the time the Contract is issued is “mortality risk.” We also bear mortality risk in connection with death benefits payable under the Contracts. The risk that the expense charges and fees under the Contracts and Separate Account are less than our actual administrative and operating expenses is called “expense risk.”

This Risk Charge is assessed daily at an annual rate equal to 0.85% of each Subaccount’s assets. This charge may not be increased for the duration of your Contract.

The Risk Charge will stop at the Annuity Date if you select a fixed annuity. The base Risk Charge will continue after the Annuity Date if you choose any variable annuity, even though we do not bear mortality risk if your Annuity Option is Period Certain Only.

We will realize a gain if the Risk Charge exceeds our actual cost of expenses and benefits, and will suffer a loss if such actual costs exceed the Risk Charge. Any gain will become part of our General Account. We may use it for any reason, including covering sales expenses on the Contracts.

Increase in Risk Charge if an Optional Death Benefit Rider is Purchased

We increase your Risk Charge by an annual rate equal to 0.20% of each Subaccount’s assets if you purchase the Stepped-Up Death Benefit Rider (SDBR). The total Risk Charge annual rate will be 1.05% if the SDBR is purchased. Any increase in your Risk Charge will not continue after the Annuity Date. See the ANNUITIZATION, DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS—Death Benefits section in this Prospectus.

Administrative Fee

We charge an Administrative Fee as compensation for costs we incur in operating the Separate Account, issuing and administering the Contracts, including processing applications and payments, and issuing reports to you and to regulatory authorities.

The Administrative Fee is assessed daily at an annual rate equal to 0.15% of the assets of each Subaccount. This rate is guaranteed not to increase for the life of your Contract. A relationship will not necessarily exist between the actual administrative expenses attributable to a particular Contract and the Administrative Fee paid in respect of that particular Contract. The Administrative Fee will continue after the Annuity Date if you choose any variable annuity.

Distribution Fee

We charge a Distribution Fee for sales expenses and for Contract distribution. This fee is assessed daily at an annual rate equal to 0.25% of the assets of each Subaccount. The annual rate percentage is guaranteed not to increase for the life of your Contract.

Optional Rider Charges

If you purchase an optional Rider, we will deduct the annual charge for the Rider from your Investment Options on a proportionate basis on each Contract Anniversary that the Rider remains in effect following the Effective Date of the Rider, if the Rider is terminated, and for some Riders on the Annuity Date.

The Rider charge for a Contract Year will be deducted on the Contract Anniversary following that Contract Year. The charge is the annual charge percentage, indicated in the table below, multiplied by the Contract Value, except for the Flexible Lifetime Income Rider (Single or Joint) which is the annual charge percentage multiplied by the Protected Payment Base.

If you terminate a Rider on a Contract Anniversary, the full charge will be deducted from the Contract Value. If the Rider terminates on a day other than a Contract Anniversary, a prorated charge will be deducted and will be based on the Contract Value, except for the Flexible Lifetime Income Rider (Single or Joint) as noted above, on the day the Rider terminates. The charge will be deducted on the earlier of the day your Contract terminates or the Contract Anniversary following the day the Rider terminates.

Any portion of the Rider’s charge we deduct from any fixed option will not be greater than the annual interest credited in excess of 3%. If you make a full withdrawal of the amount available for withdrawal during a Contract Year, we will deduct the charge from the final payment made to you.

An optional Rider charge may change if a Step-Up/ Reset occurs under the provisions of a Rider, but will never be more than the charge being charged under the then current terms and conditions of the Rider and will not be more than the maximum charge percentage, indicated in the table below, for the applicable Rider. If a Step-Up/ Reset does not occur, your annual charge percentage will remain the same as it was on the Effective Date of the Rider.

Annual Charge Percentage Table

		Maximum Charge
		Percentage if
	Current Charge	Step-Up/Reset
Optional Rider	Percentage	is elected

Flexible Lifetime Income Rider (Single)	0.65%	1.20%

Flexible Lifetime Income Rider (Joint)	0.85%	1.20%

Guaranteed Protection Advantage 5 (GPA 5)	0.25%	0.75%

Premium Taxes

A tax may be imposed on your Investments at the time your Investment is made, at the time of a partial or full withdrawal, at the time any death benefit proceeds are paid, at annuitization or at such other time as taxes may be imposed. Currently, the state of New York does not impose premium taxes on the sale of this type of product. However, future changes in facts or state law may require premium tax charges. Tax rates ranging from 0% to 3.5% are currently in effect, but may also change in the future.

If we pay any taxes attributable to Investments (“premium taxes”), we will impose a similar charge against your Contract Value. We normally will charge you when you annuitize some or all of your Contract Value. We reserve the right to impose this charge for applicable premium taxes and/or other taxes when you make a full or partial withdrawal, at the time any death benefit proceeds are paid, or when those taxes are incurred. For these purposes, “premium taxes” include any state or local premium or retaliatory taxes and, where approval has been obtained, federal premium taxes and any federal, state or local income, excise, business or any other type of tax (or component thereof) measured by or based upon, directly or indirectly, the amount of Investments we have received. We will base this charge on the Contract Value, the amount of the transaction, the aggregate amount of Investments we receive under your Contract, or any other amount, that in our sole discretion we deem appropriate.

We may also charge the Separate Account or your Contract Value for taxes attributable to the Separate Account or the Contract, including income taxes attributable to the Separate Account or to our operations with respect to the Contract, or taxes attributable, directly or indirectly, to Investments. Currently, we do not impose any such charges.

Waivers and Reduced Charges

We may agree to waive or reduce charges or credit additional amounts under our Contracts, in situations where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Contract Owner(s), sales of large Contracts, sales of Contracts in connection with a group or sponsored arrangement or mass transactions over multiple Contracts.

We will only waive or reduce such charges or credit additional amounts on any Contract where expenses associated with the sale or distribution of the Contract and/or costs associated with administering and maintaining the Contract are reduced. Any additional amounts will be added to the Contract when we apply Investments. We reserve the right to terminate waiver, reduced charge and crediting programs at any time, including for issued Contracts.

With respect to additional amounts as described above, you will not keep any amounts credited if you return your Contract during the Free Look period as described under the WITHDRAWALS—Right to Cancel (“Free Look”) section in this Prospectus.

Expenses of the Fund

Your Variable Account Value reflects advisory fees and other expenses incurred by the various Portfolios of the Fund, net of any applicable reductions and/or reimbursements. These fees and expenses may vary. The Fund is governed by its own Board of Trustees, and your Contract does not fix or specify the level of expenses of any Portfolio. The Fund’s fees and expenses are described in detail in the Fund’s Prospectus and in its SAI.

ANNUITIZATION, DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS

Selecting Your Annuitant

When you submit the application for your Contract, you must choose a sole Annuitant or Joint Annuitants. If you are buying a Qualified Contract, you must be the sole Annuitant. If you are buying a Non-Qualified Contract you may choose yourself and/or another person as Annuitant. Whether you have a sole or Joint Annuitants, you may choose a Contingent Annuitant. The Contingent Annuitant will not have any Contract benefits, including death benefit proceeds, until becoming the sole surviving Annuitant. You will not be able to add or change a sole or Joint Annuitant after your Contract is issued. However, if you are buying a Qualified Contract, you may add a Joint Annuitant on the Annuity Date. You will be able to add or change a Contingent Annuitant until your Annuity Date or the death of your sole Annuitant or both Joint Annuitants, whichever occurs first. However, once your Contingent Annuitant has become the Annuitant under your Contract, no additional Contingent Annuitant may be named. No Annuitant (Primary, Joint or Contingent) may be named upon or after reaching his or her 81st birthday. We reserve the right to require proof of age or survival of the Annuitant(s).

Annuitization

You may choose both your Annuity Date and your Annuity Option. At the Annuity Date, you may elect to annuitize some or all of your Contract Value, less any applicable charge for premium taxes and/or other taxes, (the “Conversion Amount”), as long as such Conversion Amount annuitized is at least $2,000. Currently, we are not enforcing this minimum but we reserve the right to enforce it in the future. We will send the annuity payments to the payee that you designate.

If you annuitize only a portion of this available Contract Value, you may have the remainder distributed, less any applicable charge for premium taxes and/or other taxes, any applicable withdrawal charge, and any applicable optional Rider Charges. This option of distribution may or may not be available, or may be available only for certain types of contracts. Currently, we only allow this option on Qualified Contracts but we reserve the right to make it available on other contract types in the future. Any such distribution will be made to you in a single sum if the remaining Conversion Amount is less than $2,000 on your Annuity Date. Currently, we are not enforcing this minimum but we reserve the right to enforce it in the future. Distributions under your Contract may have tax consequences. You should consult a qualified tax adviser for information on annuitization.

If you annuitize only a portion of your Contract Value on your Annuity Date, you may, at that time, have the option to elect not to have the remainder of your Contract Value distributed, but instead to continue your Contract with that remaining Contract Value (a “continuing Contract”). If this option is available, you would then choose a second Annuity Date for your continuing Contract, and all references in this Prospectus to your “Annuity Date” would, in connection with your continuing Contract, be deemed to refer to that second Annuity Date. The second Annuity Date may not be later than the date specified in the Choosing Your Annuity Date section of this Prospectus. This option may not be available, or may be available only for certain types of Contracts. You should be aware that some or all of the payments received before the second Annuity Date may be fully taxable. We recommend that you contact a qualified tax adviser for more information if you are interested in this option.

Choosing Your Annuity Date

You should choose your Annuity Date when you submit your application or we will apply a default Annuity Date to your Contract. You may change your Annuity Date by notifying us, in proper form, at least ten Business Days prior to the earlier of your current Annuity Date or your new Annuity Date. Your Annuity Date cannot be earlier than your first Contract Anniversary. Adverse federal tax consequences may result if you choose an Annuity Date that is prior to an Annuitant’s attained age 59 1/2. See the FEDERAL TAX STATUS section in this Prospectus.

If you have a sole Annuitant, your Annuity Date must occur on or before the later of his or her 90th birthday or the tenth (10th) Contract Anniversary. If you have Joint Annuitants, your Annuity Date must occur on or before the later of your younger Joint Annuitant’s 90th birthday or the tenth (10th) Contract Anniversary. Different requirements may apply as required by the Code. We may, at our sole discretion, allow you to extend your Annuity Date. We reserve the right, at any time, to not offer any extension to your Annuity Date regardless of whether we may have granted any extensions to you or to any others in the past. Some Broker/Dealers may not allow their clients to extend the Annuity Date beyond age 95.

If your Contract is a Qualified Contract, you may also be subject to additional restrictions. In order to meet Internal Revenue Code minimum distribution rules, your Required Minimum Distributions (RMDs) may begin earlier than your Annuity Date. For instance, Section 408 of the Code (for IRAs), the entire interest under the Contract must be distributed to the Owner/ Annuitant not later than the Owner/ Annuitant’s Required Beginning Date (“RBD”), or distributions over the life of the Owner/ Annuitant (or the Owner/ Annuitant and his Beneficiary) must begin no later than the RBD. For more information see the FEDERAL TAX STATUS — Required Minimum Distributions section in this Prospectus.

Default Annuity Date and Options

If you have a Non-Qualified Contract and you do not choose an Annuity Date when you submit your application, your Annuity Date will be the later of your Annuitant’s 90th birthday or the tenth (10th) Contract Anniversary. In the case of Joint Annuitant’s, your Annuity Date will be the later of the younger Joint Annuitant’s 90th birthday or the tenth (10th ) Contract Anniversary. Certain Qualified Contracts may require distribution to occur at an earlier age.

If you have not specified an Annuity Option or do not instruct us otherwise, at your Annuity Date your Contract Value, less any charges for premium taxes and/or other taxes, will be annuitized (if this net amount is at least $2,000) as follows:

•	the net amount from any fixed option will be converted into a fixed-dollar annuity, and

•	the net amount from your Variable Account Value will be converted into a variable-dollar annuity directed to the Subaccounts proportionate to your Account Value in each.

If the net amount is less than $2,000, the entire amount will be distributed. If you have a Non-Qualified Contract, or if you have a Qualified Contract and are not married, your default Annuity Option will be Life with a ten year Period Certain. If you have a Qualified Contract and you are married, your default Annuity Option will be Joint and Survivor Life with survivor payments of 50% and your spouse will automatically be named your Joint Annuitant.

Choosing Your Annuity Option

You should carefully review the Annuity Options with a qualified tax adviser, and, for Qualified Contracts, reference should be made to the terms of the particular plan and the requirements of the Code for pertinent limitations regarding annuity payments, Required Minimum Distributions (“RMDs”), and other matters.

You may make three basic decisions about your annuity payments. First, you may choose whether you want those payments to be a fixed-dollar amount and/or a variable-dollar amount. Second, you may choose the form of annuity payments (see Annuity Options below). Third, you may decide how often you want annuity payments to be made (the “frequency” of the payments). You may not change these selections after the Annuity Date.

Fixed and Variable Payment Options

You may choose a fixed annuity with fixed-dollar amounts based on a fixed rate and the 1983a Annuity Mortality Table with the ages set back ten (10) years, a variable annuity with variable-dollar payments that vary with the Investment results of the Subaccounts you select, or you may choose both, converting one portion of the net amount you annuitize into a fixed annuity and another portion into a variable annuity.

If you select a fixed annuity, each periodic annuity payment received will be equal to the initial annuity payment, unless you select a Joint and Survivor Life annuity with reduced survivor payments and the Primary Annuitant dies. Any net amount you convert to a fixed annuity will be held in our General Account (but not under any fixed option).

If you select a variable annuity, you may choose as many Variable Investment Options as you wish. The amount of the periodic annuity payments will vary with the investment results of the Variable Investment Options selected and may be more or less than a fixed payment option. After the Annuity Date, Annuity Units may be exchanged among available Variable Investment Options up to four times in any twelve-month period. How your Contract converts into a variable annuity is explained in more detail in THE CONTRACTS AND THE SEPARATE ACCOUNT section in the SAI.

Annuity Options

Four Annuity Options are currently available under the Contract, although additional options may become available in the future. For other Annuity Options see the OTHER OPTIONAL RIDERS section in this Prospectus.

1.	Life Only. Periodic payments are made to the designated payee during the Annuitant’s lifetime. Payments stop when the Annuitant dies.

2.	Life with Period Certain. Periodic payments are made to the designated payee during the Annuitant’s lifetime, with payments guaranteed for a specified period. You may choose to have payments guaranteed for anywhere from 5 through 30 years (in full years only).

If a life with Period Certain annuity option provides for payments of the same amount for different Periods Certain at some ages, we will assume that your selection was for the longest Period Certain available for your age.

3.	Joint and Survivor Life. Periodic payments are made to the designated payee during the lifetime of the Primary Annuitant. After the death of the Primary Annuitant, periodic payments will continue to be made during the lifetime of the secondary Annuitant named in the election. You may choose to have the payments to the surviving secondary Annuitant equal 50%, 66 2/3% or 100% of the original amount payable made during the lifetime of the Primary Annuitant (you must make this election when you choose your Annuity Option). If you elect a reduced payment based on the life of the secondary Annuitant, fixed annuity payments will equal to 50% or 66 2/3% of the original fixed payment payable during the lifetime of the Primary Annuitant; variable annuity payments will be determined using 50% or 66 2/3%, as applicable, of the number of Annuity Units for each Subaccount credited to the Contract as of the date of death of the Primary Annuitant. Payments stop when both Annuitants have died.

4.	Period Certain Only. Periodic payments are made to the designated payee over a specified period. You may choose to have payments continue for anywhere from 5 through 30 years (in full years only).

Periodic payment amounts will differ, based on the Annuity Option selected. Generally, the longer the possible payment period, the lower the payment amount.

Additionally, if variable payments are elected under Annuity Options 2 and 4, you may redeem all remaining guaranteed variable payments after the Annuity Date. Also, under Option 4, partial redemptions of remaining guaranteed variable payments after the Annuity Date are available. The amount available upon full redemption would be the present value of any remaining guaranteed variable payments at the assumed investment return, any applicable withdrawal charge will be deducted from the present value as if you made a full withdrawal, or if applicable, a partial withdrawal. For purposes of calculating the withdrawal charge and Free Withdrawal amount, it will be assumed that the Contract was never converted to provide annuity payments and any prior variable annuity payments in that Contract Year will be treated as if they were partial withdrawals from the Contract (See the CHARGES, FEES AND DEDUCTIONS—Withdrawal Charge section in this Prospectus). For example, assume that a Contract was issued with a single investment of $10,000 and in Contract Year 3 the Owner elects to receive variable annuity payments under Annuity Option 3. In Contract Year 4, the Owner elects to make a partial redemption of $5,000. The withdrawal charge as a percentage of the Purchase Payments with an age of 4 years is 3%. Assuming the Free Withdrawal amount immediately prior to the partial redemption is $300, the withdrawal charge for the partial redemption will be $141 (($5,000 - $300) * 3%). No withdrawal charge will be imposed on a redemption if:

•	the Annuity Option is elected as the form of payments of death benefit proceeds, or

•	the Annuitant dies before the period certain has ended and the Beneficiary requests a redemption of the variable annuity payments.

Full or partial redemptions of remaining guaranteed variable payments are explained in more detail in the SAI under THE CONTRACTS AND THE SEPARATE ACCOUNT.

If the Annuitant dies before the guaranteed payments under Annuity Options 2 and 4 are completed, we will pay the remainder of the guaranteed payments to the first among the following who is (1) living; or (2) an entity or corporation entitled to receive the remainder of the guaranteed payments:

•	the Owner,

•	the Joint Owner,

•	the Contingent Owner,

•	the Beneficiary, or

•	the Contingent Beneficiary.

If none are living (or if there is no entity or corporation entitled to receive the remainder of the guaranteed payments), we will pay the remainder of the guaranteed payments to the Owner’s estate.

If the Owner dies on or after the Annuity Date, but payments have not yet been completed, then distributions of the remaining amounts payable under the Contract must be made at least as rapidly as the method of distribution that was being used at the date of the Owner’s death. All of the Owner’s rights granted by the Contract will be assumed by the first among the following who is (1) living; or (2) an entity or corporation entitled to assume the Owner’s rights granted by the Contract:

•	the Joint Owner,

•	the Contingent Owner,

•	the Beneficiary, or

•	the Contingent Beneficiary.

If none are living (or if there is no entity or corporation entitled to assume the Owner’s rights granted by the Contract), all of the Owner’s rights granted by the Contract will be assumed by the Owner’s estate.

For Qualified Contracts, please refer to the Choosing Your Annuity Date section in this Prospectus.

Your Annuity Payments

Frequency of Payments

You may choose to have annuity payments made monthly, quarterly, semi-annually, or annually. The amount of a variable payment will be determined in each period on the date corresponding to your Annuity Date, and payment will be made on the next succeeding day.

Your initial annuity payment must be at least $20. Depending on the net amount you annuitize, this requirement may limit your options regarding the period and/or frequency of annuity payments.

Amount of the First Payment

Your Contract contains tables that we use to determine the amount of the first annuity payment under your Contract, taking into consideration the annuitized portion of your Contract Value at the Annuity Date. This amount will vary, depending on the annuity period and payment frequency you select. This amount will be larger in the case of shorter Period Certain annuities and smaller for longer Period Certain annuities. Similarly, this amount will be greater for a Life Only annuity than for a Joint and Survivor Life annuity, because we will expect to make payments for a shorter period of time on a Life Only annuity. If you do not choose the Period Certain Only annuity, this amount will also vary depending on the age of the Annuitant(s) on the Annuity Date and, for some Contracts, the sex of the Annuitant(s).

For fixed annuity payments, the guaranteed income factors in our tables are based on an annual interest rate of 3% and the 1983a Annuity Mortality Table with the ages set back 10 years. If you elect a fixed annuity, fixed annuity payments will be based on the periodic income factors in effect for your Contract on the Annuity Date which are at least the guaranteed income factors under the Contract.

For variable annuity payments, the tables are based on an assumed annual investment return of 4% and the 1983a Annuity Mortality Table with the ages set back 10 years. If you elect a variable annuity, your initial variable annuity payment will be based on the applicable variable annuity income factors in effect for your Contract on the Annuity Date which are at least the variable annuity income factors under the Contract. You may choose any other annuity option we may offer on the option’s effective date. A higher assumed investment return would mean a larger first variable annuity payment, but subsequent payments would increase only when actual net investment performance exceeds the higher assumed rate and would fall when actual net investment performance is less than the higher assumed rate. A lower assumed rate would mean a smaller first payment and a more favorable threshold for increases and decreases. If the actual net investment performance is a constant 4% annually, annuity payments will be level. The assumed investment return is explained in more detail in the SAI under THE CONTRACTS AND THE SEPARATE ACCOUNT.

Death Benefits

Death benefit proceeds may be payable before the Annuity Date on proof of death of the sole surviving Annuitant or of any Contract Owner while the Contract is in force.

Any death benefit payable will be calculated on the “Notice Date”, which is the day on which we receive, in proper form, proof of death and instructions regarding payment of death benefit proceeds. If a Contract has multiple recipients, death benefit proceeds will be calculated when we first receive proof of death and instructions, in proper form, from any recipient. The death benefit proceeds still remaining to be paid to other recipients will fluctuate with the performance of the underlying Investment Options.

Death Benefit Proceeds

Death benefit proceeds will be payable on the Notice Date. Such proceeds will be reduced by any charge for premium taxes and/or other taxes and any Contract Debt. The death benefit proceeds may be payable in a single sum, as an Annuity Option available under the Contract, towards the purchase of any other Annuity Option we then offer, or in any other manner permitted by the IRS and approved by us. The Owner’s spouse may continue the Contract (see the Death Benefits— Spousal Continuation section of this Prospectus). In addition, there may be legal requirements that limit the recipient’s Annuity Options and the timing of any payments. A recipient should consult a qualified tax adviser before making a death benefit election.

The death benefit proceeds will be paid to the first among the following who is (1) living; or (2) an entity or corporation entitled to receive the death benefit proceeds, in the following order:

•	Owner,

•	Joint Owner,

•	Contingent Owner,

•	Beneficiary, or

•	Contingent Beneficiary.

If none are living (or if there is no entity or corporation entitled to receive the death benefit proceeds), the proceeds will be payable to the Owner’s Estate.

Death Benefit Amount

The Death Benefit Amount as of any Business Day before the Annuity Date is equal to the greater of:

•	your Contract Value as of that day, or

•	your aggregate Purchase Payments reduced by an amount for each withdrawal, which is calculated by multiplying the aggregate Purchase Payments received before each withdrawal by the ratio of the amount of the withdrawal, including any withdrawal charge, to the Contract Value immediately prior to each withdrawal.

We calculate the Death Benefit Amount as of the Notice Date.

See the APPENDIX C: DEATH BENEFIT AMOUNT AND STEPPED-UP DEATH BENEFIT RIDER (SDBR) SAMPLE CALCULATIONS section in this Prospectus.

Spousal Continuation

Generally, a sole designated recipient who is the Owner’s spouse may elect to become the Owner (and sole Annuitant if the deceased Owner had been the Annuitant) and continue the Contract until the earliest of the spouse’s death, the death of the

Annuitant, or the Annuity Date. On the Notice Date, if the surviving spouse is deemed to have continued the Contract, we will set the Contract Value equal to the death benefit proceeds that would have been payable to the spouse as the deemed Beneficiary/ designated recipient of the death benefit proceeds (“Add-In Amount”). The Add-In Amount will be added to the Contract Value on the Notice Date. There will not be an adjustment to the Contract Value if the Contract Value is equal to or greater than the death benefit proceeds as of the Notice Date. The Add-In Amount will be allocated among Investment Options in accordance with the current allocation instructions for the Contract and may be, under certain circumstances, considered earnings. A Joint or Contingent Owner who is the designated recipient, but not the Owner’s spouse, may not continue the Contract.

Death of Annuitant

If a sole surviving Annuitant dies before the Annuity Date, the amount of the death benefit will be equal to the Death Benefit Amount as of the Notice Date and will be paid in accordance with the Death Benefit Proceeds section.

If there is more than one Annuitant and an Annuitant who is not an Owner dies, no death benefit proceeds will be payable. The designated sole Annuitant will then be the first living person in the following order:

•	a surviving Joint Annuitant, or

•	a surviving Contingent Annuitant.

Death of Owner

The amount of the death benefit will be the Death Benefit Amount as of the Notice Date and will be paid in accordance with the Death Benefit Proceeds section if:

•	a Contract Owner who is an Annuitant dies before the Annuity Date, or

•	a Contract Owner who is not an Annuitant and the Contract Owner and Annuitant die simultaneously.

If a Contract Owner who is not an Annuitant dies before the Annuity Date, the death benefit proceeds will be equal to your Contract Value as of the Notice Date and will be paid in accordance with the Death Benefit Proceeds section.

Non-Natural Owner

If you are a Non-Natural Owner of a Contract, the Primary Annuitant will be treated as the Owner of the Contract for purposes of the Nonqualified Contract Distribution Rules. If there are Joint or Contingent Annuitants, the death benefit proceeds will be payable on proof of death of the first annuitant. If there is a change in the Primary Annuitant prior to the Annuity Date, such change will be treated as the death of the Owner. The Death Benefit Amount will be: (a) the Contract Value, if the Non-Natural Owner elects to maintain the Contract and reinvest the Contract Value into the contract in the same amount as immediately prior to the distribution; or (b) the Contract Value, less any withdrawal charge and charges for premium taxes and/or other taxes, if the Non-Natural Owner elects a cash distribution.

Nonqualified Contract Distribution Rules

The Contract is intended to comply with all applicable provisions of Code Section 72(s) and any successor provision, as deemed necessary by us to qualify the Contract as an annuity contract for federal income tax purposes. If an Owner of a Non-Qualified Contract dies before the Annuity Date, distribution of the death benefit proceeds must begin within 1 year after the Owner’s death or complete distribution within 5 years after the Owner’s death. In order to satisfy this requirement, the designated recipient must receive a final lump sum payment by the fifth anniversary of the death of the Contract Owner, or elect to receive an annuity for life or over a period that does not exceed the life expectancy of the designated recipient with annuity payments that start within 1 year after the Owner’s death or, if permitted by the IRS, elect to receive a systematic distribution over a period not exceeding the beneficiary’s life expectancy using a method that would be acceptable for purposes of calculating the minimum distribution required under section 401(a)(9) of the Code. If an election to receive an annuity is not made within 60 days of our receipt of proof, in proper form, of the Owner’s death or, if earlier, 60 days (or shorter period as we permit) prior to the first anniversary of the Owner’s death, the lump sum option will be deemed elected, unless otherwise required by law. If the lump sum option is deemed elected, we will consider that deemed election as receipt of instructions regarding payment of the death benefit proceeds. If a Non-Qualified Contract has Joint Owners, this requirement applies to the first Contract Owner to die.

The Owner may designate that the Beneficiary will receive death benefit proceeds through annuity payments for life or life with Period Certain. The Owner must designate the payment method in writing in a form acceptable to us. The Owner may revoke the designation only in writing and only in a form acceptable to us. Once the Owner dies, the Beneficiary cannot revoke or modify the Owner’s designation.

If the Owner is a Non-Natural Owner, the rules set forth in these Nonqualified Contract Distribution Rules apply in the event of the death or change of the Primary Annuitant.

Qualified Contract Distribution Rules

Under Internal Revenue Service regulations and our administrative procedures, if the Contract is owned under Sections 408 or 408A of the Code and the Annuitant dies before the Required Beginning Date, the payment of any death benefit proceeds must be made to the designated recipient in accordance with one of two rules. One rule generally requires the death benefit proceeds to commence distribution by December 31 of the calendar year following the calendar year of the Annuitant’s death and continue over the life of his or her Beneficiary (the “life expectancy method”). The second rule requires distribution of the entire death benefit proceeds no later than December 31 of the calendar year in which the fifth anniversary of the Annuitant’s death falls (the “five-year rule”).

However, the life expectancy method and the five-year rule are modified if the sole primary Beneficiary is a surviving spouse. If the surviving spouse elects to continue the Contract and not do an eligible rollover to an IRA or another existing eligible plan in his or her name, then he or she will be subject to the five-year rule. However, the surviving spouse may waive the five-year requirement and elect to take distributions over his or her life expectancy, and if the surviving spouse elects to defer the commencement of required distributions beyond the first anniversary of the Annuitant’s death, the surviving spouse will be deemed to continue the Contract. In this instance, the surviving spouse may defer required distributions until the later of:

•	December 31 of the year following the year the Annuitant died, or

•	December 31 of the year in which the deceased Annuitant would have turned 70 1/2.

Further, under our administrative procedures, if the required distributions election is not received by us in good order by December 31 of the year following the Annuitant’s death or by the December of the year in which the Annuitant would have attained age 70 1/2, the lump sum option will be deemed by us to have been elected, unless otherwise required by law. If the lump sum option is deemed elected, we will treat that deemed election as receipt of instructions regarding payment of death benefit proceeds.

If the Annuitant dies after the commencement of RMDs (except in the case of a Roth IRA when RMDs do not apply) but before the Annuitant’s entire interest in the Contract (other than a Roth IRA) has been distributed, the remaining interest in the Contract must be distributed to the designated recipient at least as rapidly as under the distribution method in effect at the time of the Annuitant’s death.

Optional Stepped-Up Death Benefit Rider (SDBR)

Purchasing the SDBR

You may purchase the SDBR at the time your application is completed. The SDBR may only be purchased if the age of each Annuitant is 75 years or younger on the Contract Date. You may not purchase the SDBR after the Contract Date.

How the SDBR Works

If you purchase the SDBR at the time your application is completed, upon the death of the sole surviving Annuitant, or the first Owner who is also an Annuitant, prior to the Annuity Date, the death benefit proceeds will be equal to the greater of (a) or (b) below:

(a)	the Death Benefit Amount as of the Notice Date.

The Death Benefit Amount as of any day before the Annuity Date is equal to the greater of:

•	your Contract Value as of that day, or

•	your aggregate Purchase Payments reduced by an amount for each withdrawal, which is calculated by multiplying the aggregate Purchase Payments received before each withdrawal by the ratio of the amount of the withdrawal, including any withdrawal charge, to the Contract Value immediately prior to each withdrawal.

(b)	the Guaranteed Minimum Death Benefit Amount as of the Notice Date.

The actual Guaranteed Minimum Death Benefit Amount is calculated only when death benefit proceeds become payable as a result of the death of the sole surviving Annuitant, or the first death of an Owner who is also an Annuitant, prior to the Annuity Date and is determined as follows:

First we calculate what the Death Benefit Amount would have been as of your first (1st) Contract Anniversary and each subsequent Contract Anniversary that occurs while the Annuitant is living and before the Annuitant reaches his or her 81st birthday (each of these Contract Anniversaries is a “Milestone Date”).

We then adjust the Death Benefit Amount for each Milestone Date by:

•	adding the aggregate amount of any Purchase Payments received by us since the Milestone Date, and

•	subtracting an amount for each withdrawal that has occurred since that Milestone Date, which is calculated by multiplying the Death Benefit Amount immediately prior to the withdrawal, by the ratio of the amount of the withdrawal, including any withdrawal charge, to the Contract Value immediately prior to the withdrawal.

The highest of these adjusted Death Benefit Amounts for each Milestone Date, as of the Notice Date, is your Guaranteed Minimum Death Benefit Amount if you purchase the SDBR. Calculation of any actual Guaranteed Minimum Death Benefit Amount is only made once death benefit proceeds become payable under your Contract.

See the APPENDIX C: DEATH BENEFIT AMOUNT AND STEPPED-UP DEATH BENEFIT RIDER (SDBR) SAMPLE CALCULATIONS section in this Prospectus

Termination

The SDBR will remain in effect until the earlier of:

•	the date a full withdrawal of the amount available for withdrawal is made under the Contract,

•	the date death benefit proceeds become payable under the Contract,

•	the date the Contract is terminated in accordance with the provisions of the Contract, or

•	the Annuity Date.

The SDBR may not otherwise be cancelled.

WITHDRAWALS

Optional Withdrawals

You may, on or prior to your Annuity Date, withdraw all or a portion of the amount available under your Contract. You may surrender your Contract and make a full withdrawal at any time. If you surrender your Contract it will be terminated as of the Effective Date of the withdrawal. Beginning thirty (30) days after your Contract Date, you also may make partial withdrawals from your Investment Options at any time. Currently, we are not requiring the 30-day waiting period on partial withdrawals, but we reserve the right to require the 30-day waiting period on partial withdrawals in the future. You may request to withdraw a specific dollar amount or a specific percentage of an Account Value or your Contract Value. You may choose to make your withdrawal from specified Investment Options. If you do not specify Investment Options, your withdrawal will be made from all of your Investment Options proportionately. Each partial withdrawal must be for $500 or more. Pre-authorized partial withdrawals must be at least $250, except for pre-authorized withdrawals distributed by Electronic Funds Transfer (EFT), which must be at least $100. If your partial withdrawal from an Investment Option would leave a remaining Account Value in that Investment Option of less than $500, we also reserve the right, at our option, to transfer that remaining amount to your other Investment Options on a proportionate basis relative to your most recent allocation instructions. If your partial withdrawal leaves you with a Contract Value of less than $1,000, we have the right, at our option, to terminate your Contract and send you the withdrawal proceeds described in the next section. If your partial withdrawal request is for an amount exceeding the amount available for withdrawal, as described in the Amount Available for Withdrawal section, we have the right, at our option, to terminate your Contract and send you the amount available for withdrawal. Partial withdrawals from any fixed option in any Contract Year are subject to restrictions. See THE GENERAL ACCOUNT section in this Prospectus.

Amount Available for Withdrawal

The amount available for withdrawal is your Contract Value (Contract Value less Contract Debt) at the end of the Business Day on which your withdrawal request is effective, less any applicable optional Rider Charges, withdrawal charge, and any charge for premium taxes and/or any other taxes. The amount we send to you (your “withdrawal proceeds”) will also reflect any required or requested federal and state income tax withholding. See the FEDERAL TAX STATUS and THE GENERAL ACCOUNT sections in this Prospectus.

You assume investment risk on Purchase Payments in the Subaccounts. As a result, the amount available to you for withdrawal from any Subaccount may be more or less than the total Purchase Payments you have allocated to that Subaccount.

Free Withdrawals

Subject to the amount available for withdrawal provisions as described in the withdrawal section, we will not impose a withdrawal charge on withdrawals of your Earnings, or on withdrawals of amounts held under your Contract for at least five (5) Contract Years. In addition, during each Contract Year we will not impose a withdrawal charge on your withdrawal of up to 10% of your remaining Purchase Payments at the beginning of the Contract Year that would otherwise be subject to the withdrawal charge plus up to 10% of any additional Purchase Payments received during the Contract Year. Our calculations of the withdrawal charge deduct this “free 10%” from your “oldest” Purchase Payment that is still otherwise subject to the charge. For purposes of determining the free withdrawal amounts, withdrawal of mandatory required minimums from certain Qualified Contracts are included within the calculations.

Example: You make an initial Purchase Payment of $10,000 in Contract Year 1, and make additional Purchase Payments of $1,000 and $6,000 in Contract Year 2. With Earnings, your Contract Value in Contract Year 3 is $19,000. In Contract Year 3, you may withdraw $3,700 free of the withdrawal charges (your total Purchase Payments were $17,000, so 10% of that total equals $1,700, plus you had $2,000 of Earnings). After this withdrawal, your Contract Value is $15,300 (all attributable to Purchase Payments). In Contract Year 4, your Contract Value falls to $12,500; you may withdraw $1,530 (10% of $15,300) free of any withdrawal charges.

See the Choosing Your Annuity Option — Annuity Options section for Free Withdrawal amounts that apply to redemptions after the Annuity Date.

Qualified Contracts have special restrictions on withdrawals. See the Qualified Contracts section in this Prospectus.

Pre-Authorized Withdrawals

If your Contract Value is at least $5,000, you may select the pre-authorized withdrawal option, and you may choose monthly, quarterly, semi-annual or annual withdrawals. Currently, we are not enforcing the minimum Contract Value amount but we reserve the right to enforce the minimum amount in the future. Each withdrawal must be for at least $250, except for withdrawals distributed by Electronic Funds Transfer (EFT), which must be at least $100. Each pre-authorized withdrawal is subject to federal income tax on its taxable portion and may be subject to a penalty tax of 10% or more if you have not reached age 59 1/2. Pre-authorized withdrawals cannot be used to continue the Contract beyond the Annuity Date. See the FEDERAL TAX STATUS and THE GENERAL ACCOUNT sections in this Prospectus. Additional information and options are set forth in the SAI.

Special Requirements for Full Withdrawals

If you wish to withdraw the entire amount available under your Contract, you must either return your Contract to us or sign and submit a Withdrawal Request form or a Lost Contract Affidavit if no Withdrawal Request form is completed.

Effective Date of Withdrawal Requests

Withdrawal requests are normally effective on the Business Day we receive them in proper form. If you make Purchase Payments by check and submit a withdrawal request immediately afterwards, payment of your withdrawal proceeds may be delayed until we receive confirmation in our Annuities administrative office that your check has cleared.

Tax Consequences of Withdrawals

All withdrawals, including pre-authorized withdrawals, will generally have federal income tax consequences, which could include tax penalties. You should consult with a qualified tax adviser before making any withdrawal or selecting the pre-authorized withdrawal option. See the FEDERAL TAX STATUS section in this Prospectus.

Right to Cancel (“Free Look”)

You may return your Contract for cancellation and a refund during your Free Look period. Your Free Look period is usually the 10-day period beginning on the day you receive your Contract. If you are replacing another annuity contract or life insurance policy, the Free Look period ends 60 days after you receive your Contract.

The amount of your refund may be more or less than the Purchase Payments you’ve made. If you return your Contract, it will be cancelled and treated as void from your Contract Date. You will then receive a refund of your Contract Value, based upon the next determined Accumulated Unit Value (AUV) after we receive your Contract for cancellation, plus a refund of any amounts that may have been deducted as Contract fees and charges, and less any additional amount credited as described in the CHARGES, FEES AND DEDUCTIONS—Waivers and Reduced Charges section in this Prospectus. You would keep the gains or losses on the credited amounts. Thus, an Owner who returns a Contract within the Free Look period also bears the investment risk on any additional amounts credited to the Contract.

For any Contract issued as an IRA returned within 7 days after you receive it, we are required to return all Purchase Payments (less any withdrawals made).

You’ll find a complete description of the Free Look period and amount to be refunded that applies to your Contract on the Contract’s cover page.

OTHER OPTIONAL RIDERS

General Information

You may purchase any optional Rider on the Contract Date or on any Contract Anniversary (if available). In addition, if you purchase a Rider within 60 days after the Contract Date or, if available, within 30 days after any Contract Anniversary, the Rider Effective Date will be that Contract Date or Contract Anniversary.

Some optional riders allow for owner elected Resets/Step-Ups. If you elect to Reset/Step-Up, your election must be received, in a form satisfactory to us, at our Service Center within thirty (30) days after the Contract Anniversary (“30 day period”) on which the Reset/Step-Up is effective. We may, at our sole discretion, allow Resets/Step-Ups after the 30 day period. We reserve the right to refuse a Reset/Step-Up request after the 30 day period regardless of whether we may have allowed you or others to Reset/Step-Up in the past. Each Contract Anniversary starts a new 30 day period in which a Reset/Step-Up may be elected.

Some broker/dealers may limit their clients from purchasing some optional benefits based upon the client’s age or other factors. You should work with your investment professional to decide whether an optional benefit is appropriate for you.

Investment Restrictions

The optional living benefit riders require that your entire Contract Value be invested among Eligible Investment Options or in the DCA Plus program in conjunction with any Eligible Investment Option for the Rider to remain in effect. Currently, the Eligible Investment Options are the XTF Moderate Conservative, XTF Moderate and the XTF Moderate Aggressive Investment Options.

By adding an optional living benefit rider to your Contract, you agree to certain investment restrictions related to the Investment Options available to you while a rider is in effect. These restrictions may include, but are not limited to, the following:

•	limiting Investments to only certain Eligible Investment Options. This may limit the number of Investment Options that are otherwise available to you under your Contract;

•	requiring minimum and/or maximum Contract Value limits that may be allocated to Eligible Investment Options; or

•	restrictions on the amount and/or on the number of transfers to or from an Eligible Investment Option.

The restrictions and limitations apply to the entire Contract Value. We reserve the right to add, remove or change Eligible Investment Options or restrictions on Investment Options at any time.

If we restrict an Investment Option and an Eligible Investment Option becomes ineligible, any amounts allocated to that Investment Option before we imposed restrictions will not be affected by such restrictions and your Rider will remain in effect. Any Riders purchased after the restriction date will be subject to the investment restrictions in effect at that time.

We will send you written notice in the event any transaction made by you will involuntarily cause the Rider to terminate for failure to allocate your Contract Value and Purchase Payments to an Eligible Investment Option. However, in this case, the Rider will not terminate if, within 30 calendar days after the date of our written notice (“30 day period”), you instruct us to take appropriate corrective action to continue the Rider. If no instructions are received at our Service Center within the 30 day period, we will terminate the Rider, effective on the next Business Day following the end of the 30 day period.

Flexible Lifetime Income Rider (Single)

Purchasing the Flexible Lifetime Income Rider (Single)

You may purchase this optional Rider on the Contract Date or on any Contract Anniversary (if available) if:

•	the age of each Annuitant is eighty five (85) years or younger on the date of purchase, and

•	your entire Contract Value is invested among Eligible Investment Options during the entire period that the Rider is in effect. If you use the DCA Plus program in conjunction with any Eligible Investment Option you will be considered to have met this requirement.

You can only purchase one Flexible Lifetime Income Rider (Single) or Flexible Lifetime Income Rider (Joint). These Riders may not be owned or in effect at the same time.

Flexible Lifetime Income Rider (Single) Terms

Annual RMD Amount—The amount required to be distributed each Calendar Year for purposes of satisfying the minimum distribution requirements of Internal Revenue Code Section 401(a)(9) (“Section 401(a)(9)”) and related Code provisions in effect as of the Rider Effective Date.

Protected Payment Amount—The maximum amount that can be withdrawn under this Rider without reducing the Protected Payment Base. The Protected Payment Amount on any day after the Rider Effective Date is equal to the lesser of:

•	5% of the Protected Payment Base as of that day, less cumulative withdrawals during that Contract Year, or

•	the Remaining Protected Balance as of that day.

Protected Payment Base—An amount used to determine the Protected Payment Amount. The Protected Payment Base will remain unchanged except as otherwise described under the provisions of this Rider.

Remaining Protected Balance—The amount available for future withdrawals made under this Rider.

Annual Credit—An amount added to the Protected Payment Base and Remaining Protected Balance.

Reset Date—Any Contract Anniversary beginning with the first (1st) Contract Anniversary after the Rider Effective Date on which an Automatic Reset or an Owner-Elected Reset occurs.

Initial Values—The initial Protected Payment Base and Remaining Protected Balance amounts are equal to:

•	initial Purchase Payment, if the Rider Effective Date is on the Contract Date, or

•	Contract Value, if the Rider Effective Date is on a Contract Anniversary.

The initial Protected Payment Amount on the Rider Effective Date is equal to 5% of the initial Protected Payment Base.

How the Flexible Lifetime Income Rider (Single) Works

On any day, this Rider guarantees you can withdraw up to the Protected Payment Amount, regardless of market performance, until the Remaining Protected Balance is reduced to zero (0). This Rider also provides for an amount (an “Annual Credit”) to be added to the Protected Payment Base and Remaining Protected Balance.

In addition, beginning with the first (1st) anniversary of the Rider Effective Date or most recent Reset Date, whichever is later, the Rider provides for Automatic Annual Resets or Owner-Elected Resets of the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value.

If applicable, an Annual Credit is added to the Protected Payment Base and Remaining Protected Balance prior to any Automatic Reset. If the Contract Value as of that Contract Anniversary is greater than the Protected Payment Base (which includes the Annual Credit amount) then the Protected Payment Base and Remaining Protected Balance will be automatically reset to equal the Contract Value.

For purposes of this Rider, the term “withdrawal” includes any applicable withdrawal charges and charges for premium taxes and/or other taxes, if applicable. Amounts withdrawn under this Rider will reduce the Contract Value by the amount withdrawn and will be subject to the same conditions, limitations, restrictions and all other fees, charges and deductions, if applicable, as withdrawals otherwise made under the provisions of the Contract. Withdrawals under this Rider are not annuity payouts. Annuity payouts generally receive a more favorable tax treatment than other withdrawals.

If your Contract is a Qualified Contract, you are subject to restrictions on withdrawals you may take prior to a triggering event and you should consult your tax or legal advisor prior to purchasing an optional guarantee, the primary benefit of which is guaranteeing withdrawals. For additional information regarding withdrawals and triggering events, see the FEDERAL TAX STATUS— Qualified Contracts section in the Prospectus.

Withdrawal of Protected Payment Amount

While this Rider is in effect, you may withdraw up to the Protected Payment Amount without reducing the Protected Payment Base, regardless of market performance, until the Remaining Protected Balance equals zero. Any portion of the Protected Payment Amount not withdrawn during a Contract Year may not be carried over to the next Contract Year.

If a withdrawal does not exceed the Protected Payment Amount immediately prior to that withdrawal, the Protected Payment Base will remain unchanged. The Remaining Protected Balance will decrease by the withdrawal amount immediately following the withdrawal.

If a withdrawal exceeds the Protected Payment Amount immediately prior to that withdrawal, we will adjust the Protected Payment Base and Remaining Protected Balance immediately following the withdrawal, to the lesser of:

•	the Contract Value immediately after the withdrawal, or

•	the Remaining Protected Balance immediately prior to the withdrawal, less the withdrawal amount.

The amount available for withdrawal under the Contract must be sufficient to support any withdrawal that would otherwise exceed the Protected Payment Amount.

For information regarding taxation of withdrawals, see the FEDERAL TAX STATUS— Taxes Payable by Contract Owners: General Rules, Taxes Payable on Withdrawals section of this prospectus.

Required Minimum Distributions

No adjustment will be made to the Protected Payment Base as a result of a withdrawal, if a withdrawal made under the Rider exceeds the Protected Payment Amount immediately prior to the withdrawal, provided:

•	such withdrawal (an “RMD Withdrawal”) is for purposes of satisfying the minimum distribution requirements of Section 401(a)(9) and related Code provisions in effect at that time,

•	you have authorized us to calculate and make periodic distribution of the Annual RMD Amount for the Calendar Year required based on the payment frequency you have chosen,

•	the Annual RMD Amount is based on this Contract only, and

•	only RMD withdrawals are made from the Contract during the Contract Year.

The Remaining Protected Balance will decrease by the amount of each RMD withdrawal immediately following the RMD withdrawal.

Depletion of Contract Value

If a withdrawal (including an RMD withdrawal) does not exceed the Protected Payment Amount and reduces the Contract Value to zero, the following will apply:

•	if the oldest Owner (or youngest Annuitant, in the case of an Owner who is a Non-Natural Owner):

•	was younger than age 59 1/2 when the first withdrawal was taken under the Rider, after the Rider Effective Date or the most recent Reset Date, whichever is later, 5% of the Protected Payment Base will be paid each year until the Remaining Protected Balance is reduced to zero, or

•	was age 59 1/2 or older when the first withdrawal was taken under the Rider after the Rider Effective Date or the most recent Reset Date, whichever is later, 5% of the Protected Payment Base will be paid each year until the day of the first death of an Owner or the date of death of the sole surviving Annuitant.

•	the payments of 5% of the Protected Payment Base will be paid under a series of pre-authorized withdrawals under a payment frequency as elected by the Owner, but no less frequently than annually,

•	no additional Purchase Payments will be accepted under the Contract,

•	any Remaining Protected Balance will not be available for payment in a lump sum and will not be applied to provide payments under an Annuity Option,

•	the Contract will cease to provide any death benefit, and

•	any payments made to you of the Remaining Protected Balance may be taxable to you as ordinary income, and if you are under the age of 59 1/2, may be subject to an additional 10% early withdrawal penalty tax.

If the Owner or sole surviving Annuitant dies and the Contract Value is zero as of the date of death, any Remaining Protected Balance will be paid to the Beneficiary under a series of pre-authorized withdrawals and payment frequency (at least annually) then in effect at the time of the Owner’s or sole surviving Annuitant’s death. If, however, the Remaining Protected Balance would be paid over a period that exceeds the life expectancy of the Beneficiary, the pre-authorized withdrawal amount will be adjusted so that the withdrawal payments will be paid over a period that does not exceed the Beneficiary’s life expectancy.

Depletion of Remaining Protected Balance

If a withdrawal (including an RMD Withdrawal) reduced the Remaining Protected Balance to zero and Contract Value remains, the following will apply:

If the oldest Owner (or younger Annuitant, in the case of an Owner who is a Non-Natural Owner):

•	was younger than age 59 1/2 when the first withdrawal was taken under the Rider after the Rider Effective Date or the most recent Reset Date, whichever is later, this Rider will terminate, or

•	was age 59 1/2 or older when the first withdrawal was taken under the Rider after the Rider Effective Date or the most recent Reset Date, whichever is later, you may elect to withdraw up to 5% of the Protected Payment Base each year until the day of the first death of an Owner or the date of death of the sole surviving Annuitant.

If a withdrawal (except an RMD withdrawal) made from the Contract exceeds the Protected Payment Amount, this Rider will terminate.

Any death benefit proceeds to be paid to the Beneficiary from remaining Contract Value will be paid according to the Death Benefit provisions of the Contract.

Annual Credit

On each Contract Anniversary after the Rider Effective Date, an Annual Credit will be added to the Protected Payment Base and Remaining Protected Balance, as of that Contract Anniversary, if:

•	no withdrawals have occurred after the Rider Effective Date or the most recent Reset Date, whichever is later, and

•	that Contract Anniversary is within the first ten (10) Contract Anniversaries, measured from the Rider Effective Date or the most recent Reset Date, whichever is later.

The Annual Credit is equal to 6% of the total of:

•	the Remaining Protected Balance on the Rider Effective Date or the most recent Reset Date, whichever is later, and

•	the cumulative Purchase Payments received after the Rider Effective Date or most recent Reset Date, whichever is later,

as of the Contract Anniversary on which the Annual Credit is added.

Once a withdrawal has occurred, no Annual Credit will be added to the Protected Payment Base and Remaining Protected Balance on any Contract Anniversary following the withdrawal, unless an Automatic Reset or Owner-Elected Reset occurs.

Annual Credits will not increase your cost basis and when distributed, may be recognizable as taxable ordinary income. The Annual Credit is not added to your Contract Value.

Reset of Protected Payment Base and Remaining Protected Balance

Regardless of which reset option is used, on and after each Reset Date, the provisions of this Rider shall apply in the same manner as they applied when the Rider was originally issued. Eligibility for any Annual Credit, the limitations and restrictions on Purchase Payments and withdrawals, the deduction of annual Charges and any future reset options available on and after the Reset Date, will again apply and will be measured from that Reset Date.

Automatic Reset. On each Contract Anniversary while this Rider is in effect and before the Annuity Date, we will automatically reset the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value, if the Protected Payment Base, after any Annual Credit is applied, is less than the Contract Value on that Contract Anniversary. The annual charge percentage may change as a result of any Automatic Reset (See the CHARGES, FEES AND DEDUCTIONS— Optional Rider Charges section in this Prospectus).

Automatic Reset— Opt-Out Election. If you are within thirty (30) days after a Contract Anniversary on which an Automatic Reset is effective, you have the option to reinstate the Protected Payment Base, Remaining Protected Balance and annual charge percentage to their respective amounts immediately before the Automatic Reset. Any future Automatic Resets will continue in effect in accordance with the Automatic Reset paragraph above.

If you elect this option, your opt-out election must be received, in a form satisfactory to us, at our Service Center within the same thirty (30) day period after the Contract Anniversary on which the reset is effective.

Automatic Reset— Future Participation. You may elect not to participate in future Automatic Resets at any time. Your election must be received, in a form satisfactory to us, at our Service Center, while this Rider is in effect and before the Annuity Date. Such election will be effective for future Contract Anniversaries.

If you previously elected not to participate in Automatic Resets, you may re-elect to participate in future Automatic Resets at any time. Your election to resume participation must be received, in a form satisfactory to us, at our Service Center while this Rider is in effect and before the Annuity Date. Such election will be effective for future Contract Anniversaries as described in the Automatic Reset paragraph above.

Owner-Elected Resets (Non-Automatic). You may, on any Contract Anniversary, elect to reset the Remaining Protected Balance and Protected Payment Base to an amount equal to 100% of the Contract Value. An Owner-Elected Reset may be elected while Automatic Resets are in effect. The annual charge percentage may change as a result of this reset.

If you elect this option, your election must be received, in a form satisfactory to us, at our Service Center within thirty (30) days after the Contract Anniversary on which the reset is effective. The reset will be based on the Contract Value as of that Contract Anniversary. Your election of this option may result in a reduction in the Protected Payment Base, Remaining Protected Balance, Protected Payment Amount and any Annual Credit that may be applied. We will provide you with written confirmation of your election.

Subsequent Purchase Payments

If we receive additional Purchase Payments after the Rider Effective Date, we will increase the Protected Payment Base and Remaining Protected Balance by the amount of the Purchase Payments. However, for purposes of this Rider, we reserve the right to restrict additional Purchase Payments that result in a total of all Purchase Payments received on or after the later of the first (1st) Contract Anniversary or most recent Reset Date to exceed $100,000 without our prior approval. This provision only applies if the Contract to which this Rider is attached, permits Purchase Payments after the first (1st) Contract Anniversary, measured from the Contract Date.

Annuitization

If you annuitize the Contract at the maximum Annuity Date specified in your Contract and this Rider is still in effect at the time of your election and a Life Only annuity option is chosen, the annuity payments will be equal to the greater of:

•	the Life Only annual payment amount based on the terms of your Contract, or

•	5% of the Protected Payment Base in effect at the maximum Annuity Date.

If you annuitize the Contract at any time prior to the maximum Annuity Date specified in your Contract, your annuity payments will be determined in accordance with the terms of your Contract. The Protected Payment Base, Remaining Protected Balance and Protected Payment Amount under this Rider will not be used in determining any annuity payments.

Continuation of Rider if Surviving Spouse Continues Contract

If the Owner dies while this Rider is in effect and if the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, the surviving spouse may continue to take withdrawals of the Protected Payment Amount under this Rider, until the Remaining Protected Balance is reduced to zero.

The surviving spouse may elect any of the reset options available under this Rider for subsequent Contract Anniversaries. If an election to reset is made, whether by an Automatic Reset or an Owner-Elected Reset, then the provisions of this Rider will continue in full force and in effect for the surviving spouse.

Termination

You cannot request a termination of the Rider. Except as otherwise provided below, the Rider will automatically terminate on the earliest of:

•	the day any portion of the Contract Value is not invested in an Eligible Investment Option (the Rider will not terminate when you are using the DCA Plus program in conjunction with an Eligible Investment Option),

•	the day the Remaining Protected Balance is reduced to zero if the oldest Owner (or youngest Annuitant, in the case of an Owner who is a Non-Natural Owner), was younger than 59 1/2 when the first withdrawal was taken under the Rider after the Rider Effective Date or the most recent Reset Date, whichever is later,

•	the date of the first death of an Owner or the date of death of the sole surviving Annuitant,

•	for Contracts with a Non-Natural Owner, the date of the first death of an Annuitant, including Primary, Joint and Contingent Annuitants,

•	the day the Contract is terminated in accordance with the provisions of the Contract,

•	the day we are notified of a change in ownership of the Contract if the Contract is Non-Qualified, or

•	the Annuity Date.

The Rider will not terminate the day the Remaining Protected Balance is reduced to zero if the oldest Owner (or youngest Annuitant, in the case of an Owner who is a Non-Natural Owner) was age 59 1/2 or older when the first withdrawal was taken under the Rider after the Rider Effective Date or the most recent Reset Date, whichever is later. In this case, the Rider will terminate the date of the first death of an Owner or the date of death of the sole surviving Annuitant.

The Rider and the Contract will not terminate the day the Contract Value is zero and you begin taking pre-authorized withdrawals of 5% of the Protected Payment Base. In this case, the Rider and the Contract will terminate:

•	the day the Remaining Protected Balance is reduced to zero if the oldest Owner (or youngest Annuitant, in the case of an Owner who is Non-Natural Owner), was younger than 59 1/2 when the first withdrawal was taken under the Rider after the Rider Effective Date or the most recent Reset Date, whichever is later, or

•	the date of the first death of an Owner or the date of death of the sole surviving Annuitant if the oldest Owner (or youngest Annuitant, in the case of an Owner who is a Non-Natural Owner) was age 59 1/2 or older when the first withdrawal was taken under the Rider after the Rider Effective Date or the most recent Reset Date, whichever is later.

If this Rider is terminated as a result of having any portion of the Contract Value no longer invested in any Eligible Investment Option, you must wait until a Contract Anniversary that is at least one (1) year from the Effective Date of termination before this Rider may be purchased again (if available).

Sample Calculations

Hypothetical sample calculations are in the attached APPENDIX A: FLEXIBLE LIFETIME INCOME RIDER (SINGLE AND JOINT) SAMPLE CALCULATIONS to this Prospectus. The examples provided are based on certain hypothetical assumptions and are for example purposes only. The examples are not intended to serve as projections of future investment returns.

Flexible Lifetime Income Rider (Joint)

Purchasing the Flexible Lifetime Income Rider (Joint)

You may purchase this optional Rider on the Contract Date or on any Contract Anniversary (if available) you meet the following eligibility requirements:

•	the Contract is issued as a:

•	Non-Qualified Contract (this Rider is not available if the Owner is a trust or other entity), or

•	Qualified Contract under Code Section 408(a), 408(k), 408A or 408(p),

•	your entire Contract Value is invested among Eligible Investment Options during the entire period that the Rider is in effect (if you use the DCA Plus program in conjunction with any Eligible Investment Option you will be considered to have met this requirement),

•	both Designated Lives must be at least age 59 1/2 and not older than age 85 on the Rider Effective Date,

•	the Contract must be structured so that upon the death of one Designated Life, the surviving Designated Life may retain or assume ownership of the Contract, and

•	any Annuitant must be a Designated Life.

For purposes of meeting the eligibility requirements, Designated Lives must be any one of the following:

•	a sole Owner with the Owner’s Spouse designated as the sole primary Beneficiary,

•	Joint Owners, where the Owners are each other’s Spouses, or

•	if the Contract is issued as a custodial owned IRA, the beneficial owner must be the Annuitant and the Annuitant’s Spouse must be designated as the sole primary Beneficiary under the Contract. The custodian may be designated as sole primary beneficiary provided that the Spouse of the beneficial owner is the sole primary beneficiary of the custodial account.

If this Rider is added on a Contract Anniversary, naming your spouse as the Beneficiary to meet eligibility requirements will not be considered a change of Annuitant on the Contract.

You can only purchase one Flexible Lifetime Income Rider (Single) or Flexible Lifetime Income Rider (Joint). These Riders may not be owned or in effect at the same time.

Flexible Lifetime Income Rider (Joint) Terms

Annual RMD Amount—The amount required to be distributed each Calendar Year for purposes of satisfying the minimum distribution requirements of Internal Revenue Code Section 401(a)(9) (“Section 401(a)(9)”) and related Code provisions in effect as of the Rider Effective Date.

Designated Lives (each a “Designated Life”) — Designated Lives must be natural persons who are each other’s spouses on the Rider Effective Date. Designated Lives will remain unchanged while this Rider is in effect.

To be eligible for lifetime benefits, a Designated Life must:

•	be the Owner (or the Annuitant, in the case of a custodial owned IRA), or

•	remain the Spouse of the other Designated Life and be the first in line of succession, as determined under the Contract, for payment of any death benefit.

Protected Payment Amount—The maximum amount that can be withdrawn under this Rider without reducing the Protected Payment Base. The Protected Payment Amount on any day after the Rider Effective Date is equal to 5% of the Protected Payment Base as of that day, less cumulative withdrawals during that Contract Year.

Protected Payment Base—An amount used to determine the Protected Payment Amount. The Protected Payment Base will remain unchanged except as otherwise described under the provisions of this Rider.

Remaining Protected Balance—The amount available for future withdrawals made under this Rider.

Annual Credit—An amount added to the Protected Payment Base and Remaining Protected Balance.

Reset Date—Any Contract Anniversary beginning with the first (1st) Contract Anniversary after the Rider Effective Date on which an Automatic Reset or an Owner-Elected Reset occurs.

Initial Values—The initial Protected Payment Base and Remaining Protected Balance amounts are equal to:

•	initial Purchase Payment, if the Rider Effective Date is on the Contract Date, or

•	Contract Value, if the Rider Effective Date is on a Contract Anniversary.

The initial Protected Payment Amount on the Rider Effective Date is equal to 5% of the initial Protected Payment Base.

Spouse—The Owner’s spouse who is treated as the Owner’s spouse pursuant to federal law.

Surviving Spouse—The surviving spouse of a deceased Owner.

How the Flexible Lifetime Income Rider (Joint) Works

On any day, this Rider guarantees you can withdraw up to the Protected Payment Amount, regardless of market performance, until the death of all Designated Lives eligible for lifetime benefits. This Rider also provides for an amount (an “Annual Credit”) to be added to the Protected Payment Base and Remaining Protected Balance.

In addition, on each Contract Anniversary while this Rider is in effect and before the Annuity Date, the Rider provides for Automatic Annual Resets or Owner-Elected Resets of the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value.

If applicable, an Annual Credit is added to the Protected Payment Base and Remaining Protected Balance prior to any Automatic Reset. If the Contract Value as of that Contract Anniversary is greater than the Protected Payment Base (which includes the Annual Credit amount) then the Protected Payment Base and Remaining Protected Balance will be automatically reset to equal the Contract Value.

For purposes of this Rider, the term “withdrawal” includes any applicable withdrawal charges and charges for premium taxes and/or other taxes, if applicable. Amounts withdrawn under this Rider will reduce the Contract Value by the amount withdrawn and will be subject to the same conditions, limitations, restrictions and all other fees, charges and deductions, if applicable, as withdrawals otherwise made under the provisions of the Contract. Withdrawals under this Rider are not annuity payouts. Annuity payouts generally receive a more favorable tax treatment than other withdrawals.

If your Contract is a Qualified Contract, you are subject to restrictions on withdrawals you may take prior to a triggering event and you should consult your tax or legal advisor prior to purchasing an optional guarantee, the primary benefit of which is guaranteeing withdrawals. For additional information regarding withdrawals and triggering events, see the FEDERAL TAX STATUS— Qualified Contracts section in the Prospectus.

Withdrawal of Protected Payment Amount

While this Rider is in effect, you may withdraw up to the Protected Payment Amount without reducing the Protected Payment Base, regardless of market performance, until the death of all Designated Lives eligible for lifetime benefits. Any portion of the Protected Payment Amount not withdrawn during a Contract Year may not be carried over to the next Contract Year.

If a withdrawal does not exceed the Protected Payment Amount immediately prior to that withdrawal, the Protected Payment Base will remain unchanged. The Remaining Protected Balance will decrease by the withdrawal amount immediately following the withdrawal.

If a withdrawal exceeds the Protected Payment Amount immediately prior to that withdrawal, we will adjust the Protected Payment Base and Remaining Protected Balance immediately following the withdrawal, to the lesser of:

•	the Contract Value immediately after the withdrawal, or

•	the Remaining Protected Balance immediately prior to the withdrawal, less the withdrawal amount.

The amount available for withdrawal under the Contract must be sufficient to support any withdrawal that would otherwise exceed the Protected Payment Amount.

For information regarding taxation of withdrawals, see the FEDERAL TAX STATUS— Taxes Payable by Contract Owners: General Rules, Taxes Payable on Withdrawals section of this prospectus.

Required Minimum Distributions

No adjustment will be made to the Protected Payment Base as a result of a withdrawal, if a withdrawal made under the Rider exceeds the Protected Payment Amount immediately prior to the withdrawal, provided:

•	such withdrawal (an “RMD Withdrawal”) is for purposes of satisfying the minimum distribution requirements of Section 401(a)(9) and related Code provisions in effect at that time,

•	you have authorized us to calculate and make periodic distribution of the Annual RMD Amount for the Calendar Year required based on the payment frequency you have chosen,

•	the Annual RMD Amount is based on this Contract only, and

•	only RMD withdrawals are made from the Contract during the Contract Year.

The Remaining Protected Balance will decrease by the amount of each RMD withdrawal immediately following the RMD withdrawal.

Depletion of Contract Value

If a withdrawal does not exceed the Protected Payment Amount (or is an RMD withdrawal) and reduces the Contract Value to zero, the following will apply:

•	5% of the Protected Payment Base will be paid each year until the death of all Designated Lives eligible for lifetime benefits,

•	the payments of 5% of the Protected Payment Base will be paid under a series of pre-authorized withdrawals under a payment frequency as elected by the Owner, but no less frequently than annually,

•	no additional Purchase Payments will be accepted under the Contract,

•	any Remaining Protected Balance will not be available for payment in a lump sum and will not be applied to provide payments under an Annuity Option,

•	the Contract will cease to provide any death benefit, and

•	any payments made to you of the Remaining Protected Balance may be taxable to you as ordinary income.

If the surviving Designated Life eligible for lifetime benefits dies and the Contract Value is zero as of the date of death, any Remaining Protected Balance will be paid to the Beneficiary under a series of pre-authorized withdrawals and payment frequency (at least annually) then in effect at the time of the death of the surviving Designated Life eligible for lifetime benefits. If, however, the Remaining Protected Balance would be paid over a period that exceeds the life expectancy of the Beneficiary, the pre-authorized withdrawal amount will be adjusted so that the withdrawal payments will be paid over a period that does not exceed the Beneficiary’s life expectancy.

Depletion of Remaining Protected Balance

If a withdrawal (including an RMD Withdrawal) reduced the Remaining Protected Balance to zero and Contract Value remains, the following will apply:

•	if a withdrawal (except an RMD withdrawal) made from the Contract exceeds the Protected Payment Amount, the Rider will terminate, and

•	any death benefit proceeds to be paid to the Beneficiary from remaining Contract Value will be paid according to the Death Benefit provisions of the Contract.

Annual Credit

On each Contract Anniversary after the Rider Effective Date, an Annual Credit will be added to the Protected Payment Base and Remaining Protected Balance, as of that Contract Anniversary, if:

•	no withdrawals have occurred after the Rider Effective Date or the most recent Reset Date, whichever is later, and

•	that Contract Anniversary is within the first ten (10) Contract Anniversaries, measured from the Rider Effective Date or the most recent Reset Date, whichever is later.

The Annual Credit is equal to 6% of the total of:

•	the Remaining Protected Balance on the Rider Effective Date or the most recent Reset Date, whichever is later, and

•	the cumulative Purchase Payments received after the Rider Effective Date or most recent Reset Date, whichever is later,

as of the Contract Anniversary on which the Annual Credit is added.

Once a withdrawal has occurred, no Annual Credit will be added to the Protected Payment Base and Remaining Protected Balance on any Contract Anniversary following the withdrawal, unless an Automatic Reset or Owner-Elected Reset occurs.

Annual Credits will not increase your cost basis and, when distributed, may be recognizable as taxable ordinary income. The Annual Credit is not added to your Contract Value.

Reset of Protected Payment Base and Remaining Protected Balance

Regardless of which reset option is used, on and after each Reset Date, the provisions of this Rider shall apply in the same manner as they applied when the Rider was originally issued. Eligibility for any Annual Credit, the limitations and restrictions on Purchase Payments and withdrawals, the deduction of annual Charges and any future reset options available on and after the Reset Date, will again apply and will be measured from that Reset Date.

Automatic Reset. On each Contract Anniversary while this Rider is in effect and before the Annuity Date, we will automatically reset the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value, if the Protected Payment Base, after any Annual Credit is applied, is less than the Contract Value on that Contract Anniversary. The annual charge percentage may change as a result of any Automatic Reset (See the CHARGES, FEES AND DEDUCTIONS— Optional Rider Charges section in this Prospectus).

Automatic Reset— Opt-Out Election. If you are within thirty (30) days after a Contract Anniversary on which an Automatic Reset is effective, you have the option to reinstate the Protected Payment Base, Remaining Protected Balance and annual charge percentage to their respective amounts immediately before the Automatic Reset. Any future Automatic Resets will continue in effect in accordance with the Automatic Reset paragraph above.

If you elect this option, your opt-out election must be received, in a form satisfactory to us, at our Service Center within the same thirty (30) day period after the Contract Anniversary on which the reset is effective.

Automatic Reset— Future Participation. You may elect not to participate in future Automatic Resets at any time. Your election must be received, in a form satisfactory to us, at our Service Center, while this Rider is in effect and before the Annuity Date. Such election will be effective for future Contract Anniversaries.

If you previously elected not to participate in Automatic Resets, you may re-elect to participate in future Automatic Resets at any time. Your election to resume participation must be received, in a form satisfactory to us, at our Service Center while this Rider is in effect and before the Annuity Date. Such election will be effective for future Contract Anniversaries as described in the Automatic Reset paragraph above.

Owner-Elected Resets (Non-Automatic). You may, on any Contract Anniversary, elect to reset the Remaining Protected Balance and Protected Payment Base to an amount equal to 100% of the Contract Value. An Owner-Elected Reset may be elected while Automatic Resets are in effect. The annual charge percentage may change as a result of this reset.

If you elect this option, your election must be received, in a form satisfactory to us, at our Service Center within thirty (30) days after the Contract Anniversary on which the reset is effective. The reset will be based on the Contract Value as of that Contract Anniversary. Your election of this option may result in a reduction in the Protected Payment Base, Remaining Protected Balance, Protected Payment Amount and any Annual Credit that may be applied. We will provide you with written confirmation of your election.

Subsequent Purchase Payments

If we receive additional Purchase Payments after the Rider Effective Date, we will increase the Protected Payment Base and Remaining Protected Balance by the amount of the Purchase Payments. However, for purposes of this Rider, we reserve the right to restrict additional Purchase Payments that result in a total of all Purchase Payments received on or after the later of the first (1st) Contract Anniversary or most recent Reset Date to exceed $100,000 without our prior approval. This provision only applies if the Contract to which this Rider is attached, permits Purchase Payments after the first (1st) Contract Anniversary, measured from the Contract Date.

Annuitization

If you annuitize the Contract at the maximum Annuity Date specified in your Contract and this Rider is still in effect at the time of your election and a Life Only annuity option is chosen, the annuity payments will be equal to the greater of:

•	the Life Only annual payment amount based on the terms of your Contract, or

•	5% of the Protected Payment Base in effect at the maximum Annuity Date.

If you annuitize the Contract at any time prior to the maximum Annuity Date specified in your Contract, your annuity payments will be determined in accordance with the terms of your Contract. The Protected Payment Base, Remaining Protected Balance and Protected Payment Amount under this Rider will not be used in determining any annuity payments.

Continuation of Rider if Surviving Spouse Continues Contract

If the Owner dies while this Rider is in effect and if the Surviving Spouse (who is also a Designated Life eligible for lifetime benefits) elects to continue the Contract in accordance with its terms, the Surviving Spouse may continue to take withdrawals of the Protected Payment Amount under this Rider, until the day of the death of such Surviving Spouse.

Ownership and Beneficiary Changes

Changes to the Contract Owner, Annuitant and/or Beneficiary designations and changes in marital status may adversely affect the benefits of this Rider. A particular change may make a Designated Life ineligible to receive lifetime income benefits under this Rider. As a result, the Rider may remain in effect and you may pay for benefits that you will not receive. You are strongly advised to work with your investment professional and consider your options prior to making any Owner, Annuitant and/or Beneficiary changes to your Contract.

Termination

You cannot request a termination of the Rider. Except as otherwise provided below, the Rider will automatically terminate on the earliest of:

•	the day any portion of the Contract Value is not invested in any Eligible Investment Option (the Rider will not terminate when you are using the DCA Plus program in conjunction with an Eligible Investment Option),

•	the day of death of all Designated Lives eligible for lifetime benefits,

•	upon the death of the first Designated Life, if a death benefit is payable and a Surviving Spouse who chooses to continue the Contract is not a Designated Life eligible for lifetime benefits,

•	upon the death of the first Designated Life, if a death benefit is payable and the Contract is not continued by a Surviving Spouse who is a Designated Life eligible for lifetime benefits,

•	if both Designated Lives are Joint Owners and there is a change in marital status, the Rider will terminate upon the death of the first Designated Life who is a Contract Owner,

•	the day the Contract is terminated in accordance with the provisions of the Contract,

•	the day that neither Designated Life is an Owner (or Annuitant, in the case of a custodial owned IRA), or

•	the Annuity Date.

The Rider and the Contract will not terminate the day of death of:

•	all Designated Lives eligible for lifetime benefits, or

•	the first Designated life who is a Contract Owner if both Designated Lives are Joint Owners and there is a change in marital status,

if, at the time of these events, the Contract Value is zero and we are making pre-authorized withdrawals of 5% of the Protected Payment Base. In this case, the Rider will terminate when the Remaining Protected Balance is reduced to zero.

If this Rider is terminated as a result of having any portion of the Contract Value no longer invested in any Eligible Investment Option, you must wait until a Contract Anniversary that is at least one (1) year from the Effective Date of termination before this Rider may be purchased again (if available).

Sample Calculations

Hypothetical sample calculations are in the attached APPENDIX A: FLEXIBLE LIFETIME INCOME RIDER (SINGLE AND JOINT) SAMPLE CALCULATIONS to this Prospectus. The examples provided are based on certain hypothetical assumptions and are for example purposes only. The examples are not intended to serve as projections of future investment returns.

Guaranteed Protection Advantage 5 (GPA 5) Rider

Purchasing the GPA 5 Rider

You may purchase the optional GPA 5 Rider on the Contract Date or on any subsequent Contract Anniversary if:

•	the age of each Annuitant is 85 years or younger on the date of purchase,

•	the date of the purchase is at least 10 years before your selected Annuity Date, and

•	you invest your entire Contract Value among Eligible Investment Options during the entire period that the Rider is in effect. If you use the DCA Plus program in conjunction with any Eligible Investment Option, you will be considered to have met this requirement.

While this Rider is in full force and in effect, you may continue to make withdrawals from the Contract in accordance with the Withdrawal provisions of the Contract. Withdrawals made from the Contract during the Term will reduce the Guaranteed Protection Amount.

How the GPA 5 Rider Works

If you purchase the GPA 5 Rider within 60 days after the Contract Date or within 30 days after a Contract Anniversary, the Effective Date of the Rider will be that Contract Date or Anniversary. The Rider will remain in effect, unless otherwise terminated, for a 10-year period (the “Term”) beginning on the Effective Date of the Rider.

On the last day of the Term, we will add an additional amount to your Contract Value if, on that day, the Contract Value is less than a specified amount (the “Guaranteed Protection Amount”). The additional amount will be equal to the difference between the Contract Value on the last day of the Term and the Guaranteed Protection Amount. The additional amount added to the Contract Value will be considered earnings and allocated to your Investment Options according to the allocations used in your most recent allocation instructions.

The Guaranteed Protection Amount is equal to (a) plus (b) minus (c) as indicated below:

(a)	is the Contract Value at the start of the Term,

(b)	is the amount of each subsequent Purchase Payment received during the first year of the Term, and

(c)	is a pro rata adjustment for withdrawals made from the Contract during the Term. The adjustment for each withdrawal is calculated by multiplying the Guaranteed Protection Amount prior to the withdrawal by the ratio of the amount of the withdrawal, including any applicable withdrawal charges, premium taxes, and/or other taxes, to the Contract Value immediately prior to the withdrawal.

For purposes of determining the Contract Value at the start of the Term, if the Effective Date of the Rider is the Contract Date, the Contract Value is equal to the initial Purchase Payment. If the Effective Date of the Rider is a Contract Anniversary, the Contract Value is equal to the Contract Value on that Contract Anniversary. Any subsequent Purchase Payments received after the first year of the Term are not included in the Guaranteed Protection Amount. However, the Rider charge will be based on the Contract Value which may include any subsequent Purchase Payments that are not included in the Guaranteed Protection Amount.

If, on the last day of the Term, the Contract is annuitized, the first death of an Owner or the death of the last surviving Annuitant occurs, or a full withdrawal is made, the Contract Value will reflect any additional amount owed under the GPA 5 Rider before the payment of any annuity or death benefits, or full withdrawal. No additional amount will be made if the Contract Value on the last day of the Term is greater than or equal to the Guaranteed Protection Amount.

Optional Step-Up in the Guaranteed Protection Amount

On any Contract Anniversary beginning with the fifth (5th) anniversary of the Effective Date of this Rider and before the Annuity Date, you may elect to increase (“Step-Up”) your Guaranteed Protection Amount.

If you elect the optional Step-Up, the following conditions will apply:

•	your election of a Step-Up must be received, in a form satisfactory to us, at our Service Center within 30 days after the Contract Anniversary on which the Step-Up is effective,

•	the Guaranteed Protection Amount will be equal to your Contract Value as of the Effective Date of the Step-Up (“Step-Up Date”),

•	a new 10-year Term will begin as of the Step-Up Date, and

•	you may not elect another Step-Up until on or after the 5th anniversary of the latest Step-Up Date.

We will not permit a Step-Up if the new 10-year Term will extend beyond the Annuity Date.

The Guaranteed Protection Charge (“GPA 5 Charge”) may change if you elect a Step-Up, but it will never be more than the GPA 5 Charge being charged under the then current terms and conditions of the Rider. If you do not elect any Step-Up of the Guaranteed Protection Amount during the lifetime of the Rider, your GPA 5 Charge will remain the same as it was on the Effective Date of the Rider.

Continuation of Rider if Surviving Spouse Continues Contract

If the Owner dies during the Term and the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, then the provisions of the Rider will continue until the end of the Term.

Termination

The Rider will automatically terminate at the end of the Term, or, if earlier on:

•	the day any portion of the Contract Value is no longer invested in any Eligible Investment Option (the Rider will not terminate when you are using the DCA Plus program in conjunction with an Eligible Investment Option),

•	the day we receive notification from the Owner to terminate the Rider,

•	the date a full withdrawal of the amount available for withdrawal is made under the Contract,

•	the date of the first death of an Owner or the date of death of the last surviving Annuitant,

•	for Contracts with a Non-Natural Owner, the date of the first death of an Annuitant, including Primary, Joint and Contingent Annuitants,

•	the date the Contract is terminated according to the provisions of the Contract, or

•	the Annuity Date.

If your request to terminate the Rider is received at our Service Center within thirty (30) days after a Contract Anniversary, the Rider will terminate on that Contract Anniversary. If your request to terminate the GPA 5 Rider is received at our Service Center more than thirty (30) days after a Contract Anniversary, the GPA 5 Rider will terminate the day we receive the request.

If the GPA 5 Rider is terminated, you must wait until a Contract Anniversary that is at least one (1) year from the Effective Date of the termination before the GPA 5 Rider may be purchased again (if available).

Sample Calculations

Hypothetical sample calculations are in the attached APPENDIX B: GUARANTEED PROTECTION ADVANTAGE 5 (GPA 5) RIDER SAMPLE CALCULATIONS in this Prospectus. The examples are based on certain hypothetical assumptions and are for example purposes only. The examples are not intended to serve as projections of future investment returns.

PACIFIC LIFE & ANNUITY AND THE SEPARATE ACCOUNT

Pacific Life & Annuity Company (PL&A)

PL&A is a life insurance company based in Arizona. Our operations include life insurance, annuity and institutional products and various other insurance products and services. At the end of 2006, we had total statutory assets of $1,852 million.

PL&A is authorized to conduct life insurance and annuity business in Arizona, New York and certain other states. Our executive office is located at 700 Newport Center Drive, Newport Beach, California 92660.

PL&A was incorporated in 1982 under the name of Pacific Financial Life Insurance Company. We merged with Pacific Financial Life Insurance Company of Arizona and assumed the PM Group Life Insurance Company in transferring domicile from California to Arizona, which was completed in 1990. On January 1, 1999, we changed our name to our current name, Pacific Life & Annuity Company.

Our affiliate, Pacific Select Distributors, Inc. (PSD), serves as the principal underwriter (distributor) for the Contracts. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. We and PSD enter into selling agreements with broker-dealers, whose registered representatives are authorized by state insurance departments to sell the Contracts.

We may provide you with reports of our ratings both as an insurance company and as to our claims-paying ability with respect to our General Account assets.

Pacific Life

Pacific Life Insurance Company administers the policies sold under this Prospectus. At the end of 2006, Pacific Life had $192.6 billion of individual life insurance and total admitted assets of approximately $86.1 billion. Pacific Life’s executive office is located at 700 Newport Center Drive, Newport Beach, California 92660.

Separate Account A

Separate Account A was established on January 25, 1999 as a separate account of ours, and is registered with the SEC under the Investment Company Act of 1940 (the “1940 Act”), as a type of investment company called a “unit investment trust.”

Obligations arising under your Contract are our general corporate obligations. We are also the legal owner of the assets in the Separate Account. Assets of the Separate Account attributed to the reserves and other liabilities under the Contract and other contracts issued by us that are supported by the Separate Account may not be charged with liabilities arising from any of our other business; any income, gain or loss (whether or not realized) from the assets of the Separate Account are credited to or charged against the Separate Account without regard to our other income, gain or loss.

We may invest money in the Separate Account in order to commence its operations and for other purposes, but not to support contracts other than variable annuity contracts. A portion of the Separate Account’s assets may include accumulations of charges we make against the Separate Account and investment results of assets so accumulated. These additional assets are ours and we may transfer them to our General Account at any time; however, before making any such transfer, we will consider any possible adverse impact the transfer might have on the Separate Account. Subject to applicable law, we reserve the right to transfer our assets in the Separate Account to our General Account.

The Separate Account is not the sole investor in the Fund. Investment in the Fund by other separate accounts in connection with variable annuity and variable life insurance contracts may create conflicts. See the accompanying Prospectus and the SAI for the Fund for more information.

FINANCIAL HIGHLIGHTS

As of December 31, 2006 no Contracts were issued. As a result, no condensed financial information is included in this Prospectus.

FEDERAL TAX STATUS

The following summary of federal income tax consequences is based on our understanding of current tax laws and regulations, which may be changed by legislative, judicial or administrative action. The summary is general in nature and is not intended as tax advice. Moreover, it does not consider any applicable foreign, state or local tax laws. We do not make any guarantee regarding the tax status, federal, foreign, state or local, of any Contract or any transaction involving the Contracts. Accordingly, you should consult a qualified tax adviser for complete information and advice before purchasing a Contract.

The following rules generally do not apply to variable annuity contracts held by or for non-natural persons (e.g., corporations) unless such an entity holds the contract as agent for a natural person. If a contract is not owned or held by a natural person or as agent for a natural person, the contract generally will not be treated as an “annuity” for tax purposes, meaning that the contract owner will be taxed currently on annual increases in Contract Value at ordinary income rates unless some other exception applies.

Section 72 of the Code governs the taxation of annuities in general, and we designed the Contracts to meet the requirements of Section 72 of the Code. We believe that, under current law, the Contract will be treated as an annuity for federal income tax purposes if the Contract Owner is a natural person or an agent for a natural person, and that we (as the issuing insurance company), and not the Contract Owner(s), will be treated as the owner of the investments underlying the Contract. Accordingly, no tax should be payable by you as a Contract Owner as a result of any increase in Contract Value until you receive money under your Contract. You should, however, consider how amounts will be taxed when you do receive them. The following discussion assumes that your Contract will be treated as an annuity for federal income tax purposes.

Section 817(h) of the Code provides that the investments underlying a variable annuity must satisfy certain diversification requirements. Details on these diversification requirements appear in the Fund’s SAI. We believe the underlying Variable Investment Options for the Contract meet these requirements. In connection with the issuance of temporary regulations relating to diversification requirements under Section 817(h), the Treasury Department announced that such regulations do not provide guidance concerning the extent to which you may direct your investments to particular divisions of a separate account. Such guidance may be included in regulations or revenue rulings under Section 817(d) relating to the definition of a variable contract. We reserve the right to make such changes as we deem necessary or appropriate to ensure that your Contract continues to qualify as an annuity for tax purposes. Any such changes will apply uniformly to affected Contract Owners and will be made with such notice to affected Contract Owners as is feasible under the circumstances.

For a variable life insurance contract or a variable annuity contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. Under current U.S. tax law, if a contract owner has excessive control over the investments made by a separate account, or the underlying fund, the contract owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of “investor control” the contract owner would not derive the tax benefits normally associated with variable life insurance or variable annuities.

Generally, according to the IRS, there are two ways that impermissible investor control may exist. The first relates to the design of the contract or the relationship between the contract and a separate account or underlying fund. For example, at various times, the IRS has focused on, among other factors, the number and type of investment choices available pursuant to a given variable contract, whether the contract offers access to funds that are available to the general public, the number of transfers that a contract owner may make from one investment option to another, and the degree to which a contract owner may select or control particular investments.

With respect to this first aspect of investor control, we believe that the design of our contracts and the relationship between our contracts and the Portfolios satisfy the current view of the IRS on this subject, such that the investor control doctrine should not apply. However, because of some uncertainty with respect to this subject and because the IRS may issue further guidance on this subject, we reserve the right to make such changes as we deem necessary or appropriate to reduce the risk that your contract might not qualify as a life insurance contract or as an annuity for tax purposes.

The second way that impermissible investor control might exist concerns your actions. Under the IRS pronouncements, you may not select or control particular investments, other than choosing among broad investment choices such as selecting a particular Portfolio. You may not select or direct the purchase or sale of a particular investment of a Portfolio. All investment decisions concerning the Portfolios must be made by the portfolio manager for such Portfolio in his or her sole and absolute discretion, and not by the contract owner. Furthermore, under the IRS pronouncements, you may not communicate directly or indirectly with such a portfolio manager or any related investment officers concerning the selection, quality, or rate of return of any specific investment or group of investments held by a Portfolio.

Finally, the IRS may issue additional guidance on the investor control doctrine, which might further restrict your actions or features of the variable contract. Such guidance could be applied retroactively. If any of the rules outlined above are not complied with, the IRS may seek to tax you currently on income and gains from a Portfolio such that you would not derive the tax benefits normally associated with variable life insurance or variable annuities. Although highly unlikely, such an event may have an adverse impact on the fund and other variable contracts. We urge you to consult your own tax adviser with respect to the application of the investor control doctrine.

Taxes Payable by Contract Owners: General Rules

These general rules apply to Non-Qualified Contracts. As discussed below, however, tax rules may differ for Qualified Contracts and you should consult a qualified tax adviser if you are purchasing a Qualified Contract.

Distributions of net investment income or capital gains that each Subaccount receives from its corresponding Portfolio are automatically reinvested in such Portfolio unless we, on behalf of the Separate Account, elect otherwise. As noted above, you will be subject to federal income taxes on the investment income from your Contract only when it is distributed to you.

Addition of Rider or Material Change

The addition of a rider to the Contract, or a material change in the Contract’s provisions, could cause it to be considered newly issued or entered into for tax purposes, and thus could cause the Contract to lose certain grandfathered tax status. Please contact your tax adviser for more information.

Multiple Contracts (Aggregation Rule)

Multiple Non-Qualified Contracts that are issued after October 21, 1988, by us or our affiliates to the same Owner during the same calendar year are treated as one Contract for purposes of determining the taxation of distributions (the amount includible in gross income under Code Section 72(e)) prior to the Annuity Date from any of the Contracts. A Contract received in a tax-free exchange under Code Section 1035 may be treated as a new Contract for this purpose. For Contracts subject to the Aggregation Rule, the values of the Contracts and the Investments in the Contracts should be added together to determine the taxation under Code Section 72(e). Withdrawals will be treated first as withdrawals of income until all of the income from all such Contracts is withdrawn. The Treasury Department has specific authority under Code Section 72(e)(11) to issue regulations to prevent the avoidance of the income-out-first rules for withdrawals prior to the Annuity Date through the serial purchase of Contracts or otherwise. As of the date of this prospectus there are no regulations interpreting these aggregation provisions.

Taxes Payable on Withdrawals Prior to the Annuity Date

Amounts you withdraw before annuitization, including amounts withdrawn from your Contract Value in connection with partial withdrawals for payment of any charges and fees, will be treated first as taxable income to the extent that your Contract Value exceeds the aggregate of your Investments (reduced by non-taxable amounts previously received), and then as non-taxable recovery of your Investments. Therefore, you include in your gross income the smaller of: a) the amount of the partial withdrawal, or b) the amount by which your Contract Value (determined without considering any surrender charge) immediately before you receive the distribution exceeds your Investment in the Contract at that time. If at the time of a partial withdrawal your Contract Value does not exceed your Investment in the Contract, then the withdrawal will not be includable in gross income and will simply reduce your Investment.

Exceptions to this rule are distributions in full discharge of your Contract (a full surrender) or distributions from contracts issued and investments made before August 14, 1982. This assignment or pledge of (or agreement to assign or pledge) the value of the Contract for a loan will be treated as a withdrawal subject to these rules. You should consult your tax adviser for additional information regarding taking a partial or a full distribution from your Contract.

10% Penalty Tax Applicable to Certain Withdrawals and Annuity Payments

The Code provides that the taxable portion of a withdrawal or other distribution may be subject to a penalty tax equal to 10% of that taxable portion unless the withdrawal is:

•	made on or after the date you reach age 59 1/2,

•	made by a Beneficiary after your death,

•	attributable to your becoming disabled,

•	in the form of level annuity payments under a lifetime annuity, or

•	any distribution that is a part of a series of substantially equal periodic payments made (at least annually) over your life (or life expectancy) or the joint lives (or life expectancies) of you and your designated beneficiary.

Additional exceptions may apply to certain Qualified Contracts (see the Taxes Payable on Annuity Payments and the applicable Qualified Contracts sections of this Prospectus).

Taxes Payable on Optional Riders

It is our understanding that the charges relating to any optional death benefit rider are not subject to current taxation and we will not report them as such. However, the IRS may determine that these charges should be treated as partial withdrawals subject to current taxation to the extent of any gain and, if applicable, the 10% tax penalty. We reserve the right to report any optional death benefit rider charges as partial withdrawals if we believe that we would be expected to report them in accordance with IRS regulations.

The Contract offers an optional death benefit rider that, when combined with the Contract, may exceed the death benefit allowable under IRS Regulations. Although we believe that these regulations do not prohibit an optional death benefit rider from being added to your Contract if it is issued as a Traditional IRA, Roth IRA, or SIMPLE IRA, the law is unclear. It is possible that the IRS may disqualify the Contract if it is issued with an optional death benefit rider, which may result in certain deemed distributions, increases in taxes, or, possibly, tax penalties. You should consult with a qualified tax adviser before deciding to purchase any optional death benefit rider in connection with any IRA Contract.

Taxes Payable on Annuity Payments

After you annuitize, a portion of each annuity payment you receive under a Contract generally will be treated as a partial recovery of Investments (as used here, “Investments” means the aggregate Investments less any amounts that were previously received under the Contract but not included in income) and will not be taxable. (In certain circumstances, subsequent modifications to an initially-established payment pattern may result in the imposition of a penalty tax.) The remainder of each annuity payment will be taxed as ordinary income. However, after the full amount of aggregate Investments has been recovered, the full amount of each annuity payment will be taxed as ordinary income. Exactly how an annuity payment is divided into taxable and non-taxable portions depends on the period over which annuity payments are expected to be received, which in turn is governed by the form of annuity selected and, where a lifetime annuity is chosen, by the life expectancy of the Annuitant(s) or payee(s). Such a payment may also be subject to a penalty tax.

Should the death of a Contract Owner cause annuity payments to cease before Investments have been fully recovered, an Annuitant (or in certain cases the Beneficiary) is allowed a deduction on the final tax return for the unrecovered Investments; however, if any remaining annuity payments are made to a Beneficiary, the Beneficiary will recover the balance of the Investments as payments are made. A lump sum payment taken in lieu of remaining monthly annuity payments is not considered an annuity payment for tax purposes. The portion of any lump sum payment to a Beneficiary in excess of aggregate unrecovered Investments would be subject to income tax.

If a Contract Owner dies before annuity payments begin, certain minimum distribution requirements apply. If a Contract Owner dies after the Annuity Date, the remaining interest in the Contract must be distributed at least as rapidly as under the method of distribution in effect on the date of death.

Generally, the same tax rules apply to amounts received by the Beneficiary as those set forth above, except that the early withdrawal penalty tax does not apply. Thus, any annuity payments or lump sum withdrawal will be divided into taxable and non-taxable portions. If the Contract Owner or Annuitant dies and within sixty days after the date on which a lump sum death benefit first becomes payable the designated recipient elects to receive annuity payments in lieu of the lump sum death benefit, then the designated recipient will not be treated for tax purposes as having received the lump sum death benefit in the tax year it first becomes payable. Rather, in that case, the designated recipient will be taxed on the annuity payments as they are received.

Any amount payable upon the Contract Owner’s death, whether before or after the Annuity Date, will be included in the estate of the Contract Owner for federal estate tax purposes. In addition, designation of a non-spouse Beneficiary who either is 37 1/2 or more years younger than a Contract Owner or is a grandchild of a Contract Owner may have Generation Skipping Transfer Tax consequences under section 2601 of the Code.

Generally, gifts of Non-Qualified Contracts prior to the annuity start date will trigger tax on the gain on the Contract, with the donee getting a stepped-up basis for the amount included in the donor’s income. The 10% penalty tax and gift tax also may be applicable. This provision does not apply to transfers between spouses or incident to a divorce, or transfers to and from a trust acting as agent for the Owner or the Owner’s spouse.

Exchanges of Nonqualified Contracts (1035 Exchanges)

You may make your initial or an additional Investment through an exchange of an existing annuity contract or endowment life insurance contract pursuant to Section 1035 of the Code (a 1035 exchange). The exchange can be effected by completing the Transfer/ Exchange form, indicating in the appropriate section of the form that you are making a 1035 exchange. The form is available by calling your representative or by calling us at 1-800-748-6907. Once completed, the form should be mailed to us, along with the annuity contract or life insurance policy you are exchanging. If you are making an initial Investment, a completed Contract application should also be attached.

In general terms, Section 1035 of the Code provides that no gain or loss is recognized when you exchange one annuity or life insurance contract for another annuity contract. Transactions under Section 1035, however, may be subject to special rules and may require special procedures and record keeping, particularly if the exchanged annuity contract was issued prior to August 14, 1982. You should consult your tax adviser prior to effecting a 1035 exchange.

Partial Exchanges

In Rev. Ruling 2003-76, the IRS confirmed that the owner of an annuity contract could direct the transfer of a portion of the funds in one annuity contract to a second annuity contract, and that such a transfer could qualify for tax-free exchange treatment under Code Section 1035 (a partial 1035 exchange). Rev. Ruling 2003-76 refers to Notice 2003-51, which provides caveats and additional guidance for partial 1035 exchanges. Notice 2003-51 specifically indicates that the IRS is considering 1) under what circumstances it should treat a partial 1035 exchange followed by a distribution from either the old contract or the new contract within 24 months of the partial exchange as presumptively for tax avoidance purposes (i.e., to avoid the income-out-first rules on amounts received under Code Section 72 and 2) what circumstances it should treat as rebutting such a presumption (e.g., death, disability, attaining age 59 1/2, divorce or loss of employment). You should consult your tax adviser prior to effecting a partial 1035 exchange.

Qualified Contracts

The Contracts are available to a variety of IRAs under Code Section 408. Tax restrictions and consequences for Contracts under each type of IRA under Code Section 408 differ from each other and from those for Non-Qualified Contracts. It’s important to know that IRAs and Qualified Plans are already tax deferred. Therefore, an annuity contract should be used to fund an IRA or qualified plan to benefit from the annuity’s features other than tax deferral. The other benefits of using a variable annuity to fund an IRA or qualified plan include lifetime income options, guaranteed death benefit options and the ability to transfer among investment options without sales or charges. You should consider if the Contract is a suitable investment if you are investing through an IRA. Currently, we do not offer this Contract through Qualified Plans.

The following is only a general discussion about types of IRAs for which the Contracts are available.

IRAs with Optional Benefit Riders

As of the date of this Prospectus, there are special considerations for purchases of any optional living or death benefit riders. IRS regulations state that Individual Retirement Accounts (IRAs) may generally not invest in life insurance contracts. We believe that these regulations do not prohibit the optional living or death benefit riders from being added to your Contract if it is issued as a Traditional IRA, Roth IRA, or SIMPLE IRA. However, the law is unclear and it is possible that a Contract that has optional living or death benefit riders and is issued as a Traditional IRA, Roth IRA, or SIMPLE IRA could be disqualified and may result in increased taxes to the Owner.

Similarly, IRAs (but not Roth IRAs) can only offer incidental death benefits. The Internal Revenue Service (IRS) could take the position that the enhanced death benefits provided by optional benefit riders are not incidental.

In addition, to the extent that the optional benefit riders alter the timing or the amount of the payment of distributions under a Qualified Contract, the riders cannot be paid out in violation of the minimum distribution rules of the Code.

It is our understanding that the charges relating to the optional benefit riders are not subject to current taxation and we will not report them as such. However, the IRS may determine that these charges should be treated as partial withdrawals subject to current income taxation to the extent of any gain and, if applicable, the 10% tax penalty. We reserve the right to report the rider charges as partial withdrawals if we believe that we would be expected to report them in accordance with IRS regulations.

Individual Retirement Annuities (“IRAs”)

In addition to “traditional” IRAs established under Code 408, there are Roth IRAs governed by Code Section 408A and SIMPLE IRAs established under Code Section 408(p). Contributions to each of these types of IRAs are subject to differing limitations. The following is a very general description of each type of IRA:

Traditional IRAs

Traditional IRAs are subject to limitations on the amount that may be contributed each year (these contribution limits are scheduled to increase over the next several years), the persons who may be eligible, and on the time when distributions must commence. Depending upon the circumstances of the individual, contributions to a traditional IRA may be made on a deductible or non-deductible basis. A 10% penalty tax is imposed on the amount includable in gross income from distributions that occur before you attain age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include:

•	distributions that are part of a series of substantially equal periodic payments made (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary,

•	certain higher education expenses,

•	used to pay for certain health insurance premiums or medical expenses, and

•	costs related to the purchase of your first home.

Distributions of minimum amounts specified by the Code must commence by April 1 of the calendar year following the calendar year in which you attain age 70 1/2. Failure to make mandatory minimum distributions may result in imposition of a 50% penalty tax on any difference between the required distribution amount and the amount actually distributed. Additional distribution rules apply after your death.

You (or your surviving spouse if you die) may rollover funds (such as proceeds from existing insurance policies, annuity contracts or securities) from certain existing Qualified Plans into your traditional IRA if those funds are in cash. This will require you to liquidate any value accumulated under the existing Qualified Plan. Mandatory withholding of 20% may apply to any rollover distribution from your existing Qualified Plan if the distribution is not transferred directly to your traditional IRA. To avoid this withholding you should have cash transferred directly from the insurance company or plan trustee to your traditional IRA. Similar limitations and tax penalties apply to tax sheltered annuities, 401(k) plans, and pension and profit-sharing plans.

SIMPLE IRAs

The Savings Incentive Match Plan for Employees of Small Employers (“SIMPLE Plan”) is a type of IRA established under Code Section 408(p)(2). Depending upon the SIMPLE Plan, employers may make plan contributions into a SIMPLE IRA established by each participant of the SIMPLE Plan. Like other IRAs, a 10% penalty tax is imposed on certain distributions that occur before an employee attains age 59 1/2. In addition, the penalty tax is increased to 25% for amounts received or rolled to another IRA or Qualified Plan during the 2-year period beginning on the date an employee first participated in a qualified salary reduction arrangement pursuant to a SIMPLE Plan maintained by their employer. Contributions to a SIMPLE IRA will generally include employee salary deferral contributions and employer contributions. Distributions from a SIMPLE IRA may be transferred to another SIMPLE IRA tax free or may be eligible for tax free rollover to a traditional IRA, a 403(b) or other Qualified Plan after the required 2-year period.

Roth IRAs

Section 408A of the Code permits eligible individuals to establish a Roth IRA. Contributions to a Roth IRA are not deductible, but withdrawals of amounts contributed and the earnings thereon that meet certain requirements are not subject to federal income tax. In general, Roth IRAs are subject to limitations on the amount that may be contributed and the persons who may be eligible to contribute and are subject to certain required distribution rules on the death of the Contract Owner. Unlike a traditional IRA, Roth IRAs are not subject to minimum required distribution rules during the Contract Owner’s lifetime. Generally, however, the amount remaining in a Roth IRA must be distributed by the end of the fifth year after the death of the Contract Owner/ Annuitant or distributed over the life expectancy of the Designated Beneficiary. The owner of a traditional IRA may convert a traditional IRA into a Roth IRA under certain circumstances. The conversion of a traditional IRA to a Roth IRA will subject the amount of the converted traditional IRA to federal income tax. Anyone considering the purchase of a Qualified Contract as a Roth IRA or a “conversion” Roth IRA should consult with a qualified tax adviser.

In accordance with recent changes in laws and regulations, at the time of either a full or partial conversion from a Traditional IRA annuity to a Roth IRA annuity, the determination of the amount to be reported as income will be based on the annuity contract’s “fair market value”, which will include all front-end loads and other non-recurring charges assessed in the 12 months immediately preceding the conversion, and the actuarial present value of any additional contract benefits.

Catch-Up Provision

Generally, IRA Participants over the age of 50 may contribute additional amounts as catch-up contributions if the terms of the Plan so permit.

Required Minimum Distributions

The IRC and regulations provide that you cannot keep assets in qualified plans or IRAs indefinitely. Eventually they are required to be distributed; at that time (the Required Beginning Date (RBD)), Required Minimum Distributions (RMDs) are the amount that must be distributed each year.

Under Section 408 of the Code (for IRAs), the entire interest under the Contract must be distributed to the Owner/ Annuitant no later than the Owner/ Annuitant’s RBD, or distributions over the life of the Owner/ Annuitant (or the Owner/ Annuitant and his beneficiary) must begin no later than the RBD.

The RBD for distributions from a Qualified Contract maintained for an IRA under Section 408 of the Code is generally April 1 of the calendar year following the year in which the Owner/ Annuitant reaches age 70 1/2. There is no RBD for a Roth IRA maintained pursuant to Section 408A of the Code.

The IRS issued Final and Temporary Regulations on April 17, 2002. Effective January 1, 2003, the IRS requires that all IRA holders and qualified plan participants (with one exception discussed below) use the Uniform Lifetime Table to calculate their RMDs.

The Uniform Lifetime Table is based on a joint life expectancy and uses the IRA owner’s actual age and assumes that the beneficiary is 10 years younger than the IRA owner. Note that under these final regulations, the IRA owner does not need to actually have a named beneficiary when they turn 70 1/2.

The exception noted above is for an IRA owner who has a spouse, who is more than 10 years younger, as the sole beneficiary on the IRA. In that situation, the spouse’s actual age (and life expectancy) will be used in the joint life calculation.

Under the Final Regulations, for retirement plans that qualify under Section 408 of the Code, the period elected for receipt of RMDs or annuity payments under Annuity Options 2 and 4 generally may be:

•	no longer than the joint life expectancy of the Annuitant and Beneficiary in the year that the Annuitant reaches age 70 1/2, and

•	must be shorter than such joint life expectancy if the Beneficiary is not the Annuitant’s spouse and is more than 10 years younger than the Annuitant.

Under Annuity Option 3, if the Beneficiary is not the Annuitant’s spouse and is more than 10 years younger than the Annuitant, the 66 2/3% and 100% elections specified below may not be available.

If the Owner/ Annuitant dies prior to (i) his RBD, or (ii) complete distribution from the Qualified Contract, the remainder shall be distributed as provided in the “Qualified Contract Distribution Rules”. Life expectancy is initially computed by use of the Single Life Table of the Final and Temporary Regulations, issued April 17, 2002 (Regulation Section 1.401(a)(9)-9). Congress recently required the IRS to update these tables to reflect increased life expectancies. Subsequent life expectancy shall be calculated by reducing the life expectancy of the Beneficiary (or Owner/ Annuitant) by one in each following calendar year.

For calendar year 2003 and thereafter, taxpayers must rely on the Final and Temporary Regulations (discussed above) for determining RMDs. If any future guidance from the IRS is more restrictive than the guidance in these Final and Temporary Regulations, the future guidance will be issued without retroactive effect.

The method of distribution selected must comply with the minimum distribution rules of Code Section 401(a)(9), and the applicable proposed Regulations thereunder.

Actuarial Value

In accordance with recent changes in laws and regulations, RMDs may be calculated based on the sum of the contract value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the Contract. As a result, RMDs may be larger than if the calculation were based on the contract value only, which may in turn result in an earlier (but not before the required beginning date) distribution under the Contract and an increased amount of taxable income distributed to the contract owner, and a reduction of death benefits and the benefits of any optional riders.

Withholding

Unless you elect to the contrary, any amounts you receive under your Contract that are attributable to investment income will be subject to withholding to meet federal and state income tax obligations. The rate of withholding on annuity payments made to you will be determined on the basis of the withholding information you provide to us with your application. If you do not provide us with required withholding information, we will withhold, from every withdrawal from your Contract and from every annuity payment to you, the appropriate percentage of the taxable amount of the payment. Please call us at 1-800-748-6907 with any questions about the required withholding information. For purposes of determining your withholding rate on annuity payments, you will be treated as a married person with 3 exemptions. The rate of withholding on all other payments made to you under your Contract, such as amounts you receive upon withdrawals, will be 10%, unless otherwise specified by the Code. Generally, there will be no withholding for taxes until you actually receive payments under your Contract.

Taxable distributions to Contract Owners who are non-resident aliens or other non U.S. persons are generally subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. Prospective foreign owners are advised to consult with a tax advisor regarding the U.S., state and foreign tax treatment of a Contract.

Impact of Federal Income Taxes

In general, in the case of Non-Qualified Contracts, if you are an individual and expect to accumulate your Contract Value over a relatively long period of time without making significant withdrawals, there may be federal income tax advantages in purchasing such a Contract. This is because any increase in Contract Value is not subject to current taxation. Income taxes are deferred until the money is withdrawn, at which point taxation occurs only on the gain from the investment in the Contract. With income taxes deferred, you may accumulate more money over the long term through a variable annuity than you may through non-tax-deferred investments. The advantage may be greater if you decide to liquidate your Contract Value in the form of monthly annuity payments after your retirement, or if your tax rate is lower at that time than during the period that you held the Contract, or both.

When withdrawals or distributions are taken from the variable annuity, the gain is taxed as ordinary income. This may be a potential disadvantage because money that had been invested in other types of assets may qualify for a more favorable federal tax rate. For example, the tax rate applicable both to the sale of capital gain assets held more than 1 year and to the receipt of qualifying dividends by individuals is generally 15% (5% for lower-income individuals). In contrast, an ordinary income tax rate of up to 35% applies to taxable withdrawals on distributions from a variable annuity. Also, withdrawals or distributions taken from a variable annuity may be subject to a penalty tax equal to 10% of the taxable portion, although exceptions to the penalty tax may apply (see the WITHDRAWALS—Tax Consequences of Withdrawals section in this Prospectus).

An owner of a variable annuity cannot deduct or offset losses on transfers to or from Subaccounts, or at the time of any partial withdrawals. If you surrender your Contract and your Contract Value is less than the aggregate of your Investments in the Contract (reduced by any previous non-taxable distributions), there may be a deductible ordinary income loss, although the deduction may be limited. Consult with your tax adviser regarding the impact of federal income taxes on your specific situation.

Taxes on Pacific Life & Annuity Company

Although the Separate Account is registered as an investment company, it is not a separate taxpayer for purposes of the Code. The earnings of the Separate Account are taxed as part of our operations. No charge is made against the Separate Account for our federal income taxes (excluding the charge for premium taxes), but we will review, periodically, the question of charges to the Separate Account or your Contract for such taxes. Such a charge may be made in future years for any federal income taxes that would be attributable to the Separate Account or to our operations with respect to your Contract, or attributable, directly or indirectly, to Investments on your Contract.

Under current law, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and they are not charged against the Contract or the Separate Account. If there is a material change in applicable state or local tax laws, the imposition of any such taxes upon us that are attributable to the Separate Account or to our operations with respect to your Contract may result in a corresponding charge against the Separate Account or your Contract.

Given the uncertainty of future changes in applicable federal, state or local tax laws, we cannot appropriately describe the effect a tax law change may have on taxes that would be attributable to the Separate Account or your Contract.

ADDITIONAL INFORMATION

Voting Rights

We are the legal owner of the shares of the Portfolios held by the Subaccounts. We may vote on any matter voted on at Fund shareholders’ meetings. However, our current interpretation of applicable law requires us to vote the number of shares attributable to your Variable Account Value (your “voting interest”) in accordance with your directions.

We will pass proxy materials on to you so that you have an opportunity to give us voting instructions for your voting interest. You may provide your instructions by proxy or in person at the shareholders’ meeting. If there are shares of a Portfolio held by a Subaccount for which we do not receive timely voting instructions, we will vote those shares in the same proportion as all other shares of that Portfolio held by that Subaccount for which we have received timely voting instructions. If we do not receive any voting instructions for the shares in a Separate Account, we will vote the shares in that Separate Account in the same proportion as the total votes for all of our separate accounts for which we’ve received timely instructions. If we hold shares of a Portfolio in our General Account, we will vote such shares in the same proportion as the total votes cast for all of our separate accounts, including Separate Account A. We will vote shares of any Portfolio held by our non-insurance affiliates in the same proportion as the total votes for all separate accounts of ours and our insurance affiliates. As a result of proportional voting, the votes cast by a small number of Contract Owners may determine the outcome of a vote.

We may elect, in the future, to vote shares of the Portfolios held in Separate Account A in our own right if we are permitted to do so through a change in applicable federal securities laws or regulations, or in their interpretation.

The number of Portfolio shares that form the basis for your voting interest is determined as of the record date set by the Board of Trustees of the Fund. It is equal to:

•	your Contract Value allocated to the Subaccount corresponding to that Portfolio, divided by

•	the net asset value per share of that Portfolio.

Fractional votes will be counted. We reserve the right, if required or permitted by a change in federal regulations or their interpretation, to amend how we calculate your voting interest.

After your Annuity Date, if you have selected a variable annuity, the voting rights under your Contract will continue during the payout period of your annuity, but the number of shares that form the basis for your voting interest, as described above, will decrease throughout the payout period.

Changes to Your Contract

Contract Owner(s) and Contingent Owner

Transfer of Contract ownership may involve federal income tax and/or gift tax consequences; you should consult a qualified tax adviser before effecting such a transfer. A change to or from joint Contract ownership is considered a transfer of ownership. If your Contract is Non-Qualified, you may change Contract ownership at any time while the Annuitant is living and prior to your Annuity Date. You may name a different Owner or add or remove a Joint Owner or Contingent Owner. A Contract cannot name more than two Contract Owners (either as Joint or Contingent Owners) at any time. Any newly-named Contract Owners, including Joint and/or Contingent Owners, must be under the age of 81 at the time of change or addition. If there are Joint Owners, the Contract will be owned as Joint Tenants With Right of Survivorship and not as Tenants in Common. The Contract Owner(s) may make all decisions regarding the Contract, including making allocation decisions and exercising voting rights. Transactions under a Contract with Joint Owners require approval from both Owners.

Annuitant and Contingent or Joint Annuitant

Your sole Annuitant cannot be changed, and Joint Annuitants cannot be added or changed, once your Contract is issued. Certain changes may be permitted in connection with Contingent Annuitants. See the ANNUITIZATION, DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS— Selecting Your Annuitant section in this Prospectus. There may be limited exceptions for certain Qualified Contracts.

Beneficiaries

Your Beneficiary is the person(s) or entity who may receive death benefit proceeds under your Contract or any remaining annuity payments after the Annuity Date if the Annuitant or Owner dies. You may change or remove your Beneficiary or add Beneficiaries at any time prior to the death of the Annuitant or Owner, as applicable. Any change or addition will generally take effect only when we receive all necessary documents, in proper form, at our Service Center and we record the change or addition. Any change or addition will not affect any payment made or any other action taken by us before the change or addition was received and recorded.

Spousal consent may be required to change the Beneficiary of an IRA. If you have named your Beneficiary irrevocably, you will need to obtain that Beneficiary’s consent before making any changes. If you leave no surviving Beneficiary or Contingent Beneficiary, your estate will receive any death benefit proceeds under your Contract.

Changes to All Contracts

If, in the judgment of our management, continued investment by Separate Account A in one or more of the Portfolios becomes unsuitable or unavailable, we may seek to alter the Variable Investment Options available under the Contracts. We do not expect that a Portfolio will become unsuitable, but unsuitability issues could arise due to changes in investment policies, market conditions, tax laws, or due to marketing or other reasons.

Alterations of Variable Investment Options may take differing forms. We reserve the right to substitute shares of any Portfolio that were already purchased under any Contract (or shares that were to be purchased in the future under a Contract) with shares of another Portfolio, shares of another investment company or series of another investment company, or another investment vehicle. We may also purchase, through a Subaccount, other securities for other series or other classes of contracts, and may permit conversions or exchanges between series or classes of contracts on the basis of Contract Owner requests. Required approvals of the SEC and the Insurance Superintendent of the State of New York will be obtained before any such substitutions are effected, and you will be notified of any planned substitution.

We may add new Subaccounts to Separate Account A and any new Subaccounts may invest in Portfolios of the Fund or in other investment vehicles. Availability of any new Subaccounts to existing Contract Owners will be determined at our discretion. We will notify you, and will comply with the filing or other procedures established by the Insurance Superintendent of the State of New York, to the extent required by applicable law. We also reserve the right, after receiving any required regulatory approvals, to do any of the following:

•	cease offering any Subaccount;

•	add or change designated investment companies or their portfolios, or other investment vehicles;

•	add, delete or make substitutions for the securities and other assets that are held or purchased by the Separate Account or any Variable Account;

•	permit conversion or exchanges between portfolios and/or classes of contracts on the basis of Owners’ requests;

•	add, remove or combine Variable Accounts;

•	combine the assets of any Variable Account with any other of our separate accounts or of any of our affiliates;

•	register or deregister Separate Account A or any Variable Account under the 1940 Act;

•	operate any Variable Account as a managed investment company under the 1940 Act, or any other form permitted by law;

•	run any Variable Account under the direction of a committee, board, or other group;

•	restrict or eliminate any voting rights of Owners with respect to any Variable Account or other persons who have voting rights as to any Variable Account;

•	make any changes required by the 1940 Act or other federal securities laws;

•	make any changes necessary to maintain the status of the Contracts as annuities under the Code;

•	make other changes required under federal or state law relating to annuities;

•	suspend or discontinue sale of the Contracts; and

•	comply with applicable law.

Inquiries and Submitting Forms and Requests

You may reach our service representatives at 1-800-748-6907 between the hours of 6:00 a.m. and 5:00 p.m., Pacific time.

Please send your forms and written requests or questions to:

Pacific Life & Annuity Company
P.O. Box 2829
Omaha, Nebraska 68103-2829

If you are submitting an Investment or other payment by mail, please send it, along with your application if you are submitting one, to the following address or to the address indicated on your Contract specification pages, if different:

Pacific Life & Annuity Company
P.O. Box 2736
Omaha, Nebraska 68103-2736

If you are using an overnight delivery service to send payments, please send them to the following address or to the address indicated on your Contract specification pages, if different:

Pacific Life & Annuity Company
1299 Farnam Street, 10th Floor, AMF
Omaha, Nebraska 68102

The effective date of certain notices or of instructions is determined by the date and time on which we “receive” the notice or instructions. We “receive” this information only when it arrives, in proper form, at the correct mailing address set out above. In those instances when we receive electronic transmission of the information on the application from your representative’s broker-dealer firm and our administrative procedures with your broker-dealer so provide, we consider the application to be received on the Business Day we receive the transmission. If the address on your Contract specification pages is different and our administrative procedures with your broker-dealer so provide, in those instances when information regarding your Investment is electronically transmitted to us by the broker-dealer, we will consider the Investment to be received by us on the Business Day we receive the transmission of the information. Please call us at 1-800-748-6907 if you have any questions regarding which address you should use.

We reserve the right to process any Investment received at an incorrect address when it is received at either the address indicated in your Contract specification pages or the appropriate address indicated in the Prospectus.

Investments after your initial Investment, loan requests, transfer requests, loan repayments and withdrawal requests we receive before the close of the New York Stock Exchange, which usually closes at 4:00 p.m. Eastern time, will normally be effective at the end of the same Business Day that we receive them in “proper form,” unless the transaction or event is scheduled to occur on another day. Generally, whenever you submit any other form, notice or request, your instructions will be effective on the next Business Day after we receive them in “proper form” unless the transaction or event is scheduled to occur on another day. “Proper form” means in a form satisfactory to us. Requests regarding death benefit proceeds must be accompanied by both proof of death and instructions regarding payment satisfactory to us. You should call your registered representative or us if you have questions regarding the required form of a request.

Telephone and Electronic Transactions

You are automatically entitled to make certain transactions by telephone or, to the extent available, electronically. You may also authorize other people to make certain transaction requests by telephone or, to the extent available, electronically by so indicating on the application or by sending us instructions in writing in a form acceptable to us. We cannot guarantee that you or any other person you authorize will always be able to reach us to complete a telephone or electronic transaction; for example, all telephone lines may be busy or access to our website may be unavailable during certain periods, such as periods of substantial market fluctuations or other drastic economic or market change, or telephones or the Internet may be out of service or unavailable during severe weather conditions or other emergencies. Under these circumstances, you should submit your request in writing (or other form acceptable to us). Transaction instructions we receive by telephone or electronically before the close of the New York Stock Exchange, which usually closes at 4:00 p.m. Eastern time, on any Business Day will usually be effective at the end of that day, and we will provide you confirmation of each telephone or electronic transaction.

We have established procedures reasonably designed to confirm that instructions communicated by telephone or electronically are genuine. These procedures may require any person requesting a telephone or electronic transaction to provide certain personal identification upon our request. We may also record all or part of any telephone conversation with respect to transaction instructions. We reserve the right to deny any transaction request made by telephone or electronically. You are authorizing us to accept and to act upon instructions received by telephone or electronically with respect to your Contract, and you agree that, so long as we comply with our procedures, neither we, any of our affiliates, nor any Fund, or any of their directors, trustees, officers, employees or agents will be liable for any loss, liability, cost or expense (including attorneys’ fees) in connection with requests that we believe to be genuine. This policy means that so long as we comply with our procedures, you will bear the risk of loss arising out of the telephone or electronic transaction privileges of your Contract. If a Contract has Joint Owners, each Owner may individually make telephone and/or electronic transaction requests.

Electronic Delivery Authorization

Subject to availability, you may authorize us to provide Prospectuses, statements, and other information (“documents”) electronically by so indicating on the application, via telephone, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. You must provide us with a current and active e-mail address and have Internet access to use this service. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our Internet website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. You are responsible for any e-mail filters that may prevent you from receiving e-mail notifications and for notifying us promptly in the event that your e-mail address changes. You may revoke your consent for electronic delivery at any time, provided that we are properly notified, and we will then start providing you with a paper copy of all required documents. We will provide you with paper copies at any time upon request. Such a request will not constitute revocation of your consent to receive required documents electronically.

Timing of Payments and Transactions

For withdrawals, including exchanges under Code Section 1035 and other Qualified transfers, from the Variable Investment Options or for death benefit payments attributable to your Variable Account Value, we will normally send the proceeds within 7 calendar days after your request is effective or after the Notice Date, as the case may be. We will normally effect periodic annuity payments on the day that corresponds to the Annuity Date and will make payment on the following day. Payments or transfers may be suspended for a longer period under certain extraordinary circumstances. These include: a closing of the New York Stock Exchange other than on a regular holiday or weekend; a trading restriction imposed by the SEC; or an emergency declared by the SEC. Amounts withdrawn or transferred from any fixed-rate General Account Investment Option may be delayed for up to six months after the request is effective. See THE GENERAL ACCOUNT section of this Prospectus for more details.

Confirmations, Statements and Other Reports to Contract Owners

Confirmations will be sent out for unscheduled Investments and transfers, unscheduled partial withdrawals, a full withdrawal, and on payment of any death benefit proceeds. Periodically, we will send you a statement that provides certain information pertinent to your Contract. These statements disclose Contract Value, Subaccount values, any fixed option values, fees and charges applied to your Contract Value, transactions made and specific Contract data that apply to your Contract. Confirmations of your transactions under the pre-authorized checking plan, dollar cost averaging, portfolio rebalancing and pre-authorized withdrawal options will appear on your quarterly account statements. Your fourth-quarter statement will contain annual information about your Contract Value and transactions. You may also access these statements online.

If you suspect an error on a confirmation or quarterly statement, you must notify us in writing as soon as possible to ensure proper accounting to your Contract. We assume transactions are accurate unless you notify us otherwise within 30 days of receiving the transaction confirmation or, if the transaction is first confirmed on the quarterly statement, within 30 days of receiving the quarterly statement. All transactions are deemed final and may not be changed after the applicable 30 day period.

When you write, tell us your name, contract number and a description of the suspected error. You will also be sent an annual report for the Separate Account and the Fund and a list of the securities held in each Portfolio of the Fund, as required by the 1940 Act; or more frequently if required by law.

Distribution Arrangements

PSD, a broker-dealer and an affiliate of ours, pays various forms of sales compensation to broker-dealers (including other affiliates) that solicit applications for the Contracts. PSD also may reimburse other expenses associated with the promotion and solicitation of applications for the Contracts.

We offer the Contracts for sale through broker-dealers that have entered into selling agreements with PSD. Broker-dealers sell the Contracts through their registered representatives. PSD pays compensation to broker-dealers for the promotion and sale of the Contracts. The individual registered representative who sells you a Contract typically will receive a portion of the compensation, under the representative’s own arrangement with his or her broker-dealer. Broker-dealers may receive aggregate commissions of up to 7.50% of your aggregate Purchase Payments. Under certain circumstances where PSD pays lower initial commissions, certain broker-dealers that solicit applications for Contracts may be paid an ongoing persistency trail commission (sometimes called a residual) which will take into account, among other things, the Account Value and the length of time Purchase Payments have been held under a Contract. A trail commission is not anticipated to exceed 1.25%, on an annual basis, of the Account Value considered in connection with the trail commission. Certain broker-dealers may also be paid a persistency bonus which will be based on assets under management and duration of Contracts. The persistency bonus for a registered representative is not expected to exceed ..25% of their total assets under management.

We may also provide compensation to broker-dealers for providing ongoing service in relation to Contracts that have already been purchased.

Additional Compensation and Revenue Sharing

To the extent permitted by SEC and NASD rules and other applicable laws and regulations, selling broker dealers may receive additional payments in the form of cash, other special compensation or reimbursement of expenses, sometimes called “revenue sharing”. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm’s “due diligence” examination of the contracts, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payments for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Contracts, and payments to assist a firm in connection with its administrative systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable NASD rules and other applicable laws and regulations, PSD and its affiliates may contribute to, as well as sponsor, various educational programs, sales contests and/or promotions in which participating firms and their salespersons may receive prizes such as merchandise, cash, or other awards. Such additional compensation may give us greater access to registered representatives of the broker-dealers that receive such compensation or may otherwise influence the way that a broker-dealer and registered representative market the Contracts.

These arrangements may not be applicable to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the Statement of Additional Information, which is available upon request. Any such compensation will not result in any additional direct charge to you by us.

The compensation and other benefits provided by PSD or its affiliates may be more or less than the overall compensation on similar or other products. This may influence your registered representative or broker-dealer to present this Contract over other investment options available in the marketplace. You may ask your registered representative about these differing and divergent interests, how he/she is personally compensated and how his/her broker-dealer is compensated for soliciting applications for the Contract.

Service Arrangements

We have entered into a servicing agreement with XTF Advisors under which XTF Advisors pays us on a quarterly basis for certain administrative and other services, including, but not limited to, certain communications and support services. The fee is based on an annual percentage of 0.20% of the aggregate dollar value of the XTF Moderate Conservative, XTF Moderate, and XTF Moderate Aggressive Portfolios.

Replacement of Life Insurance or Annuities

The term “replacement” has a special meaning in the life insurance industry and is described more fully below. Before you make your purchase decision, we want you to understand how a replacement may impact your existing plan of insurance.

A policy “replacement” occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financed purchase. A “financed purchase” occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender or loan.

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest.

Reinstatements

If we are the issuer of a Contract that is being replaced, we will reinstate the original Contract within 60 days of the date of delivery of the replacing contract if the Owner decides to keep the original Contract and:

•	we receive written proof that the replacing contract has been cancelled,

•	the date of cancellation, and

•	the replacing insurer processes a check and forwards it to us.

The original Contract will be reinstated with its original provisions and the amount of the check will be credited to the Contract on the date that it is received. If a withdrawal charge was applied at the time the Contract was replaced, the withdrawal charge amount will be credited to the Contract.

Financial Statements

The statements of assets and liabilities of Separate Account A as of December 31, 2006, the related statements of operations for the periods presented, the statements of changes in net assets for each of the periods presented and the financial highlights for each of the periods presented are incorporated by reference in the Statement of Additional Information from the Annual Report of Separate Account A dated December 31, 2006. PL&A’s financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 are contained in the Statement of Additional Information.

THE GENERAL ACCOUNT

General Information

All amounts allocated to any fixed option become part of our General Account. We have contracted with Pacific Life to manage our General Account assets, subject to investment policies, objectives, directions, and guidelines established by our Board. You will not share in the investment experience of General Account assets.

Because of exemptive and exclusionary provisions, interests in the General Account under the Contract are not registered under the Securities Act of 1933, as amended, and the General Account has not been registered as an investment company under the 1940 Act. Any interest you have in a fixed option is not subject to these Acts, and we have been advised that the SEC staff has not reviewed disclosure in this Prospectus relating to any fixed option. This disclosure may, however, be subject to certain provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Guarantee Terms

When you allocate any portion of your Investments or Contract Value to any fixed option, we guarantee you an interest rate (a “Guaranteed Interest Rate”) for a specified period of time (a “Guarantee Term”) of up to one year. Guarantee Terms will be offered at our discretion.

Guaranteed Interest Rates for any fixed option may be changed periodically for new allocations. Your allocation will receive the Guaranteed Interest Rate in effect for that fixed option on the effective date of your allocation. All Guaranteed Interest Rates will be expressed as annual effective rates, however, interest will accrue daily. The Guaranteed Interest Rate on your fixed option will remain in effect for the Guarantee Term and will never be less than an annual rate of 3%.

Withdrawals and Transfers

Prior to the Annuity Date, you may withdraw or transfer amounts from any fixed option to one or more of the other Variable Investment Options. No partial withdrawal or transfer may be made from a fixed option within 30 days of the Contract Date. Currently, we are not requiring the 30-day waiting period on partial withdrawals and transfers, but we reserve the right to require the 30-day waiting period on partial withdrawals and transfers in the future. If your withdrawal leaves you with a Contract Value of less than $1,000, we have the right, at our option, to terminate your Contract and send you the withdrawal proceeds.

Amounts transferred or withdrawn from any fixed option may be delayed, as described under the ADDITIONAL INFORMATION—Timing of Payments and Transactions section in this Prospectus. Any amount delayed, so long as it is held under a fixed option, will continue to earn interest at the Guaranteed Interest Rate then in effect until that Guarantee Term has ended, and the minimum guaranteed interest rate of 3% thereafter.

DCA Plus Fixed Option

Before your Annuity Date, you can allocate all or some of your Investment(s) to the DCA Plus Fixed Option. The initial minimum amount that you may allocate to the DCA Plus Fixed Option is $5,000. You may not transfer any amount to the DCA Plus Fixed Option from any other Investment Option. All Investments allocated to the DCA Plus Fixed Option will earn interest at the then current Guaranteed Interest Rate declared by us.

The DCA Plus Fixed Option Value on any Business Day is the DCA Plus Fixed Option Value on the prior Business Day, increased by any additions to the DCA Plus Fixed Option on that day as a result of any:

•	interest, plus

•	Purchase Payments received by us then allocated to the DCA Plus Fixed Option, plus

•	any additional amounts allocated to the DCA Plus Fixed Option,

and decreased by any deductions from the DCA Plus Fixed Option on that day as a result of any;

•	transfers,

•	withdrawals, including any applicable withdrawal charges,

•	amounts applied to provide an annuity,

•	charges for premium taxes and/or other taxes, and

•	proportionate reductions for annual charges for expenses relating to optional benefit riders attached to the Contract.

The DCA Plus program will automatically terminate at the end of your DCA Plus Guarantee Term, or upon the earliest of:

•	the date death benefit proceeds become payable under the Contract,

•	the date the Contract is terminated, or

•	the Annuity Date.

At the end of the DCA Plus program, upon receipt of an additional Purchase Payment that satisfies our minimum allocation requirements, you may request, in a form satisfactory to us, a new DCA Plus program.

We reserve the right to change the terms and conditions of the DCA Plus program, but not a DCA Plus program you already have in effect.

Guarantee Terms

The day that the first Investment allocation is made to the DCA Plus Fixed Option will begin the Guarantee Term. You can choose a Guarantee Term of up to one year. Currently, we offer Guarantee Terms of 6 or 12 months with monthly transfers on the same day of each month thereafter to the Variable Investment Options that you selected. The amount transferred each month is equal to your DCA Plus Fixed Option Value on that day divided by the remaining number of monthly transfers in the Guarantee Term.

Example: On May 1, you submit a $10,000 Investment entirely to the DCA Plus Fixed Option at a then current Guaranteed Interest Rate of 5.00% with a Guarantee Term of 6 months. On June 1, the value of the DCA Plus Fixed Option is $10,041.52. On June 1, a transfer equal to $1,673.59 (10,041.52/6) will be made according to your DCA Plus transfer instructions. Your remaining DCA Plus Fixed Option Value after the transfer is $8,367.93. On July 1, your DCA Plus Fixed Option has now increased to $8,401.56. We will transfer $1,680.31 ($8,401.56/5) to the Variable Investment Options, leaving a remaining value of $6,721.25 in the DCA Plus Fixed Option.

During the Guarantee Term, you can allocate all or a part of any additional Investments to the DCA Plus Fixed Option. Additional allocations must be at least $250. Each additional allocation will be transferred to the Variable Investment Options you select over the remaining Guarantee Term. Transfers will be made from the DCA Plus Fixed Option Value attributed to the oldest Investment allocation and each subsequent Investment in the order received.

Example: (using the previous example): On July 15, you allocate an additional $5,000 to the DCA Plus Option at a Guaranteed Interest Rate of 4.00%. On August 1, your DCA Plus Fixed Option Value has increased to $11,758.30. An amount equal to $2,939.58 ($11,758.30/4) is transferred from the DCA Plus Fixed Option to the Variable Investment Options. The remaining DCA Plus Fixed Option Value is $8,818.73.

Transfers

The minimum amount for the DCA Plus monthly transfer is $250. If a monthly DCA Plus transfer amount is less than $250, we may transfer your entire DCA Plus Fixed Option Value to the Variable Investment Options according to your most recent DCA Plus transfer instructions and automatically terminate your DCA Plus.

DCA Plus transfers must be made on a monthly basis to the Variable Investment Options. No transfers to the DCA Plus Fixed Option may be made at any time. You cannot choose to transfer other than monthly. Unless otherwise instructed, any additional Investment we receive during a Guarantee Term will be allocated to the Investment Options, including the DCA Plus Fixed Option if so indicated, according to your most recent allocation instructions.

If the Owner dies while transfers are being made from the DCA Plus Fixed Option and the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, transfers will continue to be made from the DCA Plus Fixed Option to the selected Variable Investment Options, until the Guarantee Term ends.

TERMS USED IN THIS PROSPECTUS

Some of the terms we’ve used in this Prospectus may be new to you. We’ve identified them in the Prospectus by capitalizing the first letter of each word. You’ll find an explanation of what they mean below.

If you have any questions, please ask your registered representative or call us at 1-800-748-6907.

Account Value – The amount of your Contract Value allocated to a specified Variable Investment Option or any fixed option.

Annuitant – A person on whose life annuity payments may be determined. An Annuitant’s life may also be used to determine certain increases in death benefits, and to determine the Annuity Date. A Contract may name a single (“sole”) Annuitant or two (“Joint”) Annuitants, and may also name a “Contingent” Annuitant. If you name Joint Annuitants or a Contingent Annuitant, “the Annuitant” means the sole surviving Annuitant, unless otherwise stated.

Annuity Date – The date specified in your Contract, or the date you later elect, if any, for the start of annuity payments if the Annuitant (or Joint Annuitants) is (or are) still living and your Contract is in force; or if earlier, the date that annuity payments actually begin.

Annuity Option – Any one of the income options available for a series of payments after your Annuity Date.

Beneficiary – A person who may have a right to receive the death benefit payable upon the death of the Annuitant or a Contract Owner prior to the Annuity Date, or may have a right to receive remaining guaranteed annuity payments, if any, if the Annuitant dies after the Annuity Date.

Business Day – Any day on which the value of an amount invested in a Variable Investment Option is required to be determined, which currently includes each day that the New York Stock Exchange is open for trading and our administrative offices are open. The New York Stock Exchange and our administrative offices are closed on weekends and on the following holidays: New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day and Christmas Day, and the Friday before July Fourth or Christmas Day if that holiday falls on a Saturday, the Monday following New Year’s Day, July Fourth or Christmas Day if that holiday falls on a Sunday, unless unusual business conditions exist, such as the ending of a monthly or yearly accounting period. In this Prospectus, “day” or “date” means Business Day unless otherwise specified. If any transaction or event called for under a Contract is scheduled to occur on a day that is not a Business Day, such transaction or event will be deemed to occur on the next following Business Day unless otherwise specified. Any systematic pre-authorized transaction scheduled to occur on December 30 or December 31 where that day is not a Business Day will be deemed an order for the last Business Day of the calendar year and will be calculated using the applicable Subaccount Unit Value at the close of that Business Day. Special circumstances such as leap years and months with fewer than 31 days are discussed in the SAI.

Code – The Internal Revenue Code of 1986, as amended.

Contingent Annuitant – A person, if named in your Contract, who will become your sole surviving Annuitant if your existing sole Annuitant (or both Joint Annuitants) should die before your Annuity Date.

Contingent Owner – A person, if named in your Contract, who will succeed to the rights as a Contract Owner of your Contract if all named Contract Owners die before your Annuity Date.

Contract Anniversary – The same date, in each subsequent year, as your Contract Date.

Contract Date – The date we issue your Contract. Contract Years, Contract Semi-Annual Periods, Contract Quarters and Contract Months are measured from this date.

Contract Debt – As of the end of any given Business Day, the principal amount you have outstanding on any loan under your Contract, plus any accrued and unpaid interest. Loans are only available on certain Qualified Contracts.

Contract Owner, Owner, Policyholder, you, or your – Generally, a person who purchases a Contract and makes the Investments. A Contract Owner has all rights in the Contract, including the right to make withdrawals, designate and change beneficiaries, transfer amounts among Investment Options, and designate an Annuity Option. If your Contract names Joint Owners, both Joint Owners are Contract Owners and share all such rights. If there are Joint Owners, the Contract will be owned as Joint Tenants With Right of Survivorship and not as Tenants in Common.

Contract Value – As of the end of any Business Day, the sum of your Variable Account Value, any fixed option value, and the Value of any other Investment Option added to the Contract by Rider or Endorsement.

Contract Year – A year that starts on the Contract Date or on a Contract Anniversary.

DCA Plus Fixed Option – If you allocate all or part of your investments to the DCA Plus Fixed Option, such amounts are held in our General Account and receive interest at rates declared periodically (the “Guaranteed Interest Rate”), but not less than an annual rate of 3%.

DCA Plus Fixed Option Value – The aggregate amount of your Contract Value allocated to the DCA Plus Fixed Option.

Earnings – As of the end of any Business Day, your Earnings equal your Contract Value less your aggregate Investments, which are reduced by withdrawals of prior Investments.

Fund – XTF Advisors Trust.

General Account – Our General Account consists of all of our assets other than those assets allocated to Separate Account A or to any of our other separate accounts.

Guaranteed Interest Rate – The interest rate guaranteed at the time of allocation (or rollover) for the Guarantee Term on amounts allocated to a fixed option. All Guaranteed Interest Rates are expressed as annual rates and interest is accrued daily. The rate will not be less than an annual rate of 3%.

Investment (“Premium Payment”) (“Purchase Payment”) – An amount paid to us by or on behalf of a Contract Owner as consideration for the benefits provided under the Contract.

Investment Option – A Subaccount, any fixed option or any other Investment Option added to the Contract by Rider or Endorsement.

Joint Annuitant – If your Contract is a Non-Qualified Contract, you may name two Annuitants, called “Joint Annuitants,” in your application for your Contract. Special restrictions apply for Qualified Contracts.

Non-Natural Owner – A corporation, trust or other entity that is not a (natural) person.

Non-Qualified Contract – A Contract other than a Qualified Contract.

Policyholder – The Contract Owner.

Portfolio – A separate portfolio of the XTF Advisors Trust in which a Subaccount invests its assets.

Primary Annuitant – The individual that is named in your Contract, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

Purchase Payment (“Premium Payment”) (“Investment”) – An amount paid to us by or on behalf of a Contract Owner as consideration for the benefits provided under the Contract.

Qualified Contract – A Contract that qualifies under the Code as an individual retirement annuity or account (“IRA”), or form thereof, qualifying for special tax treatment under the Code.

Qualified Plan – A retirement plan that receives favorable tax treatment under Section 401 or 403 of the Code. Currently, we do not offer Contracts through Qualified Plans.

SEC – Securities and Exchange Commission.

Separate Account A (the “Separate Account”) – A separate account of ours registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

Subaccount – An investment division of the Separate Account. Each Subaccount invests its assets in shares of a corresponding Portfolio.

Subaccount Annuity Unit – Subaccount Annuity Units (or “Annuity Units”) are used to measure variation in variable annuity payments. To the extent you elect to convert all or some of your Contract Value into variable annuity payments, the amount of each annuity payment (after the first payment) will vary with the value and number of Annuity Units in each Subaccount attributed to any variable annuity payments. At annuitization (after any applicable premium taxes and/or other taxes are paid), the amount annuitized to a variable annuity determines the amount of your first variable annuity payment and the number of Annuity Units credited to your annuity in each Subaccount. The value of Subaccount Annuity Units, like the value of Subaccount Units, is expected to fluctuate daily, as described in the definition of Unit Value.

Subaccount Unit – Before your Annuity Date, each time you allocate an amount to a Subaccount, your Contract is credited with a number of Subaccount Units in that Subaccount. These Units are used for accounting purposes to measure your Account Value in that Subaccount. The value of Subaccount Units is expected to fluctuate daily, as described in the definition of Unit Value.

Unit Value – The value of a Subaccount Unit (“Subaccount Unit Value”) or Subaccount Annuity Unit (“Subaccount Annuity Unit Value”). Unit Value of any Subaccount is subject to change on any Business Day in much the same way that the value of a mutual fund share changes each day. The fluctuations in value reflect the investment results, expenses of and charges against the Portfolio in which the Subaccount invests its assets. Fluctuations also reflect charges against the Separate Account. Changes in Subaccount Annuity Unit Values also reflect an additional factor that adjusts Subaccount Annuity Unit Values to offset our Annuity Option Table’s implicit assumption of an annual investment return of 4%. The effect of this assumed investment return is explained in detail in the SAI. Unit Value of a Subaccount Unit or Subaccount Annuity Unit on any Business Day is measured as of the close of the New York Stock Exchange on that Business Day, which usually closes at 4:00 p.m., Eastern time, although it occasionally closes earlier.

Variable Account Value – The aggregate amount of your Contract Value allocated to all Subaccounts.

Variable Investment Option – A Subaccount (also called a Variable Account).

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A:

FLEXIBLE LIFETIME INCOME RIDER (SINGLE AND JOINT)
SAMPLE CALCULATIONS

The examples provided are based on certain hypothetical assumptions and are for example purposes only. The examples have been provided to assist in understanding the benefits provided by this Rider and to demonstrate how Purchase Payments received and withdrawals made from the Contract prior to the Annuity Date affect the values and benefits under this Rider over an extended period of time. The examples are not intended to serve as projections of future investment returns.

Examples 1 through 5 apply to the Flexible Lifetime Income (Joint) and (Single) Riders

Example #1 – Setting of Initial Values.

The values shown below are based on the following assumptions:

•	Initial Purchase Payment = $100,000
•	Rider Effective Date = Contract Date

Beginning					Protected	Protected	Remaining
of Contract	Purchase		Contract Value	Annual	Payment	Payment	Protected
Year	Payment	Withdrawal	after Activity	Credit	Base	Amount	Balance

1	$100,000		$100,000	$0	$100,000	$5,000	$100,000

On the Rider Effective Date, the initial values are set as follows:

•	Protected Payment Base = Initial Purchase Payment = $100,000
•	Remaining Protected Balance = Initial Purchase Payment = $100,000
•	Protected Payment Amount = 5% of Protected Payment Base = $5,000

Example #2 – Subsequent Purchase Payments.

The values shown below are based on the following assumptions:

•	Initial Purchase Payment = $100,000
•	Rider Effective Date = Contract Date
•	A subsequent Purchase Payment of $100,000 is received during Contract Year 1.
•	No withdrawals taken.
•	No automatic resets or Owner-elected resets.

Beginning					Protected	Protected	Remaining
of Contract	Purchase		Contract Value	Annual	Payment	Payment	Protected
Year	Payment	Withdrawal	after Activity	Credit	Base	Amount	Balance

1	$100,000		$100,000	$0	$100,000	$5,000	$100,000
Activity	$100,000		$200,000		$200,000	$10,000	$200,000
2			$207,000	$12,000	$212,000	$10,600	$212,000

Immediately after the $100,000 subsequent Purchase Payment during Contract Year 1, the Protected Payment Base and Remaining Protected Balance are increased by the Purchase Payment amount to $200,000 ($100,000 + $100,000). The Protected Payment Amount after the Purchase Payment is equal to $10,000 (5% of the Protected Payment Base after the Purchase Payment since there were no withdrawals during that Contract Year).

Since no withdrawal occurred prior to the Contract Anniversary at the Beginning of Contract Year 2, an annual credit of $12,000 (6% of the initial Remaining Protected Balance plus cumulative Purchase Payments received after the Rider Effective Date) is applied to the Protected Payment Base and Remaining Protected Balance on that Contract Anniversary, increasing both to $212,000. As a result, the Protected Payment Amount on that Contract Anniversary is equal to $10,600 (5% of the Protected Payment Base on that Contract Anniversary).

In addition to Purchase Payments, the Contract Value is further subject to increases and/or decreases during each Contract Year as a result of additional amounts credited, charges, fees and other deductions, and increases and/or decreases in the investment performance of the Variable Account.

Example #3 – Withdrawals Not Exceeding Protected Payment Amount.

The values shown below are based on the following assumptions:

•	Initial Purchase Payment = $100,000
•	Rider Effective Date = Contract Date
•	A subsequent Purchase Payment of $100,000 is received during Contract Year 1.
•	A withdrawal equal to or less than the Protected Payment Amount is taken during Contract Years 2, 3 and 4.
•	Automatic resets at Beginning of Contract Years 4 and 5.

Beginning					Protected	Protected	Remaining
of Contract	Purchase		Contract Value	Annual	Payment	Payment	Protected
Year	Payment	Withdrawal	after Activity	Credit	Base	Amount	Balance

1	$100,000		$100,000	$0	$100,000	$5,000	$100,000
Activity	$100,000		$200,000		$200,000	$10,000	$200,000
2			$207,000	$12,000	$212,000	$10,600	$212,000
Activity		$10,600	$210,890		$212,000		$201,400
3			$210,890	$0	$212,000	$10,600	$201,400
Activity		$10,600	$215,052		$212,000		$190,800
4	(Prior to Automatic Reset)		$215,052	$0	$212,000	$10,600	$190,800
4	(After Automatic Reset)		$215,052	$0	$215,052	$10,752	$215,052
Activity		$10,600	$219,506		$215,052	$152	$204,452
5	(Prior to Automatic Reset)		$219,506	$0	$215,506	$10,752	$204,506
5	(After Automatic Reset)		$219,506	$0	$219,506	$10,975	$219,506

For an explanation of the values and activities at the start of and during Contract Year 1, refer to Examples #1 and #2.

As the withdrawal during Contract Year 2 did not exceed the Protected Payment Amount immediately prior to the withdrawal ($10,600):

(a)	the Protected Payment Base remains unchanged; and
(b)	the Remaining Protected Balance is reduced by the amount of the withdrawal to $201,400 ($212,000 – $10,600).

As the withdrawal during Contract Year 3 did not exceed the Protected Payment Amount immediately prior to the withdrawal ($10,600):

(c)	the Protected Payment Base remains unchanged; and
(d)	the Remaining Protected Balance is reduced by the amount of the withdrawal to $190,800 ($201,400 – $10,600).

Because at the Beginning of Contract Year 4, the Protected Payment Base was less than the Contract Value on that Contract Anniversary (see balances at Beginning of Contract Year 4 – Prior to Automatic Reset), an automatic reset occurred which resets the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value (see balances at Beginning of Contract Year 4 – After Automatic Reset). As a result, the Protected Payment Amount is equal to $10,752 (5% of the reset Protected Payment Base).

As the withdrawal during Contract Year 4 did not exceed the Protected Payment Amount immediately prior to the withdrawal ($10,600):

(e)	the Protected Payment Base remains unchanged;
(f)	the Remaining Protected Balance is reduced by the amount of the withdrawal to $204,452 ($215,052 – $10,600); and

(g)	the Protected Payment Amount is reduced to $152 (5% of the Protected Payment Base less cumulative withdrawals (5% x $215,052 - $10,600 = $152).

Because at the Beginning of Contract Year 5, the Protected Payment Base was less than the Contract Value on that Contract Anniversary (see balances at Beginning of Contract Year 5 – Prior to Automatic Reset), an automatic reset occurred which resets the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value (see balances at Beginning of Contract Year 5 – After Automatic Reset). As a result, the Protected Payment Amount is equal to $10,975 (5% of the reset Protected Payment Base).

Since withdrawals occurred during Contract Years 2, 3 and 4, no annual credit will be applied to the Protected Payment Base and Remaining Protected Balance on any Contract Anniversary following the withdrawal.

Example #4 – Withdrawals Exceeding Protected Payment Amount.

The values shown below are based on the following assumptions:

•	Initial Purchase Payment = $100,000
•	Rider Effective Date = Contract Date
•	A subsequent Purchase Payment of $100,000 is received during Contract Year 1.
•	A withdrawal greater than the Protected Payment Amount is taken during Contract Years 2, 3 and 4.
•	Automatic resets at Beginning of Contract Years 3, 4 and 5.

Beginning					Protected	Protected	Remaining
of Contract	Purchase		Contract Value	Annual	Payment	Payment	Protected
Year	Payment	Withdrawal	after Activity	Credit	Base	Amount	Balance

1	$100,000		$100,000	$0	$100,000	$5,000	$100,000
Activity	$100,000		$200,000		$200,000	$10,000	$200,000
2			$207,000	$12,000	$212,000	$10,600	$212,000
Activity		$15,000	$206,490		$197,000	$0	$197,000
3	(Prior to Automatic Reset)		$206,490	$0	$197,000	$9,850	$197,000
3	(After Automatic Reset)		$206,490	$0	$206,490	$10,324	$206,490
Activity		$15,000	$205,944		$191,490	$0	$191,490
4	(Prior to Automatic Reset)		$205,944	$0	$191,490	$9,574	$191,490
4	(After Automatic Reset)		$205,944	$0	$205,944	$10,297	$205,944
Activity		$15,000	$205,360		$190,944	$0	$190,944
5	(Prior to Automatic Reset)		$205,360	$0	$190,944	$9,547	$190,944
5	(After Automatic Reset)		$205,360	$0	$205,360	$10,268	$205,360

For an explanation of the values and activities at the start of and during Contract Year 1, refer to Examples #1 and #2.

Because the $15,000 withdrawal during Contract Year 2 exceeds the Protected Payment Amount immediately prior to the withdrawal ($15,000 >$10,600), the Protected Payment Base and Remaining Protected Balance immediately after the withdrawal are adjusted to the lesser of:

(a)	the Contract Value immediately after the withdrawal ($206,490); or
(b)	the Remaining Protected Balance immediately prior to the withdrawal, less the withdrawal amount ($212,000 – $15,000 = $197,000).

The Protected Payment Amount immediately after the withdrawal is equal to $0 (5% of the Protected Payment Base after the withdrawal (5% of $197,000 = $9,850), less cumulative withdrawals during that Contract Year ($15,000), but not less than zero).

Because at the Beginning of Contract Year 3, the Protected Payment Base was less than the Contract Value on that Contract Anniversary (see balances at Beginning of Contract Year 3 – Prior to Automatic Reset), an automatic reset occurred which resets the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value (see balances at Beginning of Contract Year 3 – After Automatic Reset). As a result, the Protected Payment Amount is equal to $10,324 (5% of the reset Protected Payment Base).

Because the $15,000 withdrawal during Contract Year 3 exceeds the Protected Payment Amount immediately prior to the withdrawal ($15,000 >$10,324), the Protected Payment Base and Remaining Protected Balance immediately after the withdrawal are adjusted to the lesser of:

(c)	the Contract Value immediately after the withdrawal ($205,944); or
(d)	the Remaining Protected Balance immediately prior to the withdrawal, less the withdrawal amount ($206,490 – $15,000 = $191,490).

The Protected Payment Amount immediately after the withdrawal is equal to $0 (5% of the Protected Payment Base after the withdrawal (5% of $191,490 = $9,574), less cumulative withdrawals during that Contract Year ($15,000), but not less than zero).

Because at the Beginning of Contract Year 4, the Protected Payment Base was less than the Contract Value on that Contract Anniversary (see balances at Beginning of Contract Year 4 – Prior to Automatic Reset), an automatic reset occurred which resets the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value (see balances at Beginning of Contract Year 4 – After Automatic Reset). As a result, the Protected Payment Amount is equal to $10,297 (5% of the reset Protected Payment Base).

Because the $15,000 withdrawal during Contract Year 4 exceeds the Protected Payment Amount immediately prior to the withdrawal ($15,000 >$10,297), the Protected Payment Base and Remaining Protected Balance immediately after the withdrawal are adjusted to the lesser of:

(e)	the Contract Value immediately after the withdrawal ($205,360); or
(f)	the Remaining Protected Balance immediately prior to the withdrawal, less the withdrawal amount ($205,944 – $15,000 = $190,944).

The Protected Payment Amount immediately after the withdrawal is equal to $0 (5% of the Protected Payment Base after the withdrawal (5% of $191,490 = $9,547), less cumulative withdrawals during that Contract Year ($15,000), but not less than zero).

Because at the Beginning of Contract Year 5, the Protected Payment Base was less than the Contract Value on that Contract Anniversary (see balances at Beginning of Contract Year 5 – Prior to Automatic Reset), an automatic reset occurred which resets the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value (see balances at Beginning of Contract Year 5 – After Automatic Reset). As a result, the Protected Payment Amount is equal to $10,268 (5% of the reset Protected Payment Base).

Since withdrawals occurred during Contract Years 2, 3 and 4, no annual credit will be applied to the Protected Payment Base and Remaining Protected Balance on any Contract Anniversary following the withdrawal.

Example #5 – RMD Withdrawals

The effect of cumulative RMD Withdrawals during the Contract Year that exceed the Protected Payment Amount established for that Contract Year and its effect on the Protected Payment Base and Remaining Protected Balance. The Annual RMD Amount is based on the entire interest of your Contract as of the previous year-end.

This table assumes quarterly withdrawals of only the Annual RMD Amount during the Contract Year. The calculated Annual RMD amount for the Calendar Year is $7,500 and the Contract Anniversary is May 1 of each year.

					Protected
			Annual	Protected	Payment	Remaining
Activity	RMD	Non-RMD	RMD	Payment	Amount	Protected
Date	Withdrawal	Withdrawal	Amount	Base (PPB)	(5% of PPB)	Balance

05/01/2006 Contract Anniversary			$0	$100,000	$5,000	$100,000
01/01/2007			$7,500
03/15/2007	$1,875			$100,000	$3,125	$98,125
05/01/2007 Contract Anniversary				$100,000	$5,000	$98,125
06/15/2007	$1,875			$100,000	$3,125	$96,250
09/15/2007	$1,875			$100,000	$1,250	$94,375
12/15/2007	$1,875			$100,000	$0	$92,500
01/01/2008			$8,000
03/15/2008	$2,000			$100,000	$0	$90,500
05/01/2008 Contract Anniversary				$100,000	$5,000	$90,500

Because all withdrawals during the Contract Year were RMD Withdrawals, there is no adjustment to the Protected Payment Base for exceeding the Protected Payment Amount. The only effect is a reduction in the Remaining Protected Balance equal to the amount of each withdrawal. In addition, the Protected Payment Amount is reduced by the amount of each withdrawal until the Protected Payment Amount is zero.

This chart assumes quarterly withdrawals of the Annual RMD Amount and other non-RMD Withdrawals during the Contract Year. The calculated Annual RMD amount and Contract Anniversary are the same as above.

					Protected
			Annual	Protected	Payment	Remaining
Activity	RMD	Non-RMD	RMD	Payment	Amount	Protected
Date	Withdrawal	Withdrawal	Amount	Base (PPB)	(5% of PPB)	Balance

05/01/2006 Contract Anniversary			$0	$100,000	$5,000	$100,000
01/01/2007			$7,500
03/15/2007	$1,875			$100,000	$3,125	$98,125
04/01/2007		$2,000		$100,000	$1,125	$96,125
05/01/2007 Contract Anniversary				$100,000	$5,000	$96,125
06/15/2007	$1,875			$100,000	$3,125	$94,250
09/15/2007	$1,875			$100,000	$1,250	$92,375
11/15/2007		$4,000		$88,375	$0	$88,375

On 3/15/07 there was an RMD Withdrawal of $1,875 and on 4/1/07 a non-RMD Withdrawal of $2,000. Because the total withdrawals during the Contract Year (5/1/06 through 4/30/07) did not exceed the Protected Payment Amount of $5,000 there was no adjustment to the Protected Payment Base. The only effect is a reduction in the Remaining Protected Balance and the Protected Payment Amount equal to the amount of each withdrawal. On 5/1/07, the Protected Payment Amount was re-calculated (5% of the Protected Payment Base) as of that Contract Anniversary.

On 11/15/07, there was a Non-RMD Withdrawal ($4,000) that caused the cumulative withdrawals during the Contract Year ($7,750) to exceed the Protected Payment Amount ($5,000). Because the $4,000 Non-RMD Withdrawal exceeds the Protected Payment Amount, the Protected Payment Base and Remaining Protected Balance immediately after the withdrawal are reset to the lesser of: (a) the Contract Value immediately after the withdrawal; or (b) the Remaining Protected Balance immediately before the withdrawal, less the withdrawal amount.

Assuming that the Contract Value immediately after the withdrawal was $90,000, the Protected Payment Base and Remaining Protected balance will be reset to $88,375 ($92,375 — $4,000 = $88,375) which is the Remaining Protected Balance immediately before the withdrawal, less the withdrawal amount.

Example #6 – Lifetime Income

This example applies to the Flexible Lifetime Income Rider (Single) only.

The values shown below are based on the following assumptions:

•	Initial Purchase Payment = $100,000
•	Rider Effective Date = Contract Date
•	No subsequent Purchase Payments are received.
•	Owner is age 59 1/2 or older when the first withdrawal was taken.
•	Withdrawals, each equal to 5% of the Protected Payment Base are taken each Contract Year.
•	No automatic reset or Owner-elected reset is assumed during the life of the Rider.

				Protected	Protected	Remaining
Contract		End of Year	Annual	Payment	Payment	Protected
Year	Withdrawal	Contract Value	Credit	Base	Amount	Balance

1	$5,000	$96,489	$0	$100,000	$5,000	$95,000
2	$5,000	$94,384	$0	$100,000	$5,000	$90,000
3	$5,000	$92,215	$0	$100,000	$5,000	$85,000
4	$5,000	$89,982	$0	$100,000	$5,000	$80,000
5	$5,000	$87,681	$0	$100,000	$5,000	$75,000
6	$5,000	$85,311	$0	$100,000	$5,000	$70,000
7	$5,000	$82,871	$0	$100,000	$5,000	$65,000
8	$5,000	$80,357	$0	$100,000	$5,000	$60,000
9	$5,000	$77,768	$0	$100,000	$5,000	$55,000
10	$5,000	$75,101	$0	$100,000	$5,000	$50,000
11	$5,000	$72,354	$0	$100,000	$5,000	$45,000
12	$5,000	$69,524	$0	$100,000	$5,000	$40,000
13	$5,000	$66,610	$0	$100,000	$5,000	$35,000
14	$5,000	$63,608	$0	$100,000	$5,000	$30,000
15	$5,000	$60,517	$0	$100,000	$5,000	$25,000
16	$5,000	$57,332	$0	$100,000	$5,000	$20,000
17	$5,000	$54,052	$0	$100,000	$5,000	$15,000
18	$5,000	$50,674	$0	$100,000	$5,000	$10,000
19	$5,000	$47,194	$0	$100,000	$5,000	$5,000
20	$5,000	$43,610	$0	$100,000	$5,000	$0
21	$5,000	$39,918	$0	$100,000	$5,000	$0
22	$5,000	$36,115	$0	$100,000	$5,000	$0
23	$5,000	$32,199	$0	$100,000	$5,000	$0
24	$5,000	$28,165	$0	$100,000	$5,000	$0
25	$5,000	$24,010	$0	$100,000	$5,000	$0
26	$5,000	$19,730	$0	$100,000	$5,000	$0
27	$5,000	$15,322	$0	$100,000	$5,000	$0
28	$5,000	$10,782	$0	$100,000	$5,000	$0
29	$5,000	$6,105	$0	$100,000	$5,000	$0
30	$5,000	$1,288	$0	$100,000	$5,000	$0
31	$5,000	$0	$0	$100,000	$5,000	$0
32	$5,000	$0	$0	$100,000	$5,000	$0
33	$5,000	$0	$0	$100,000	$5,000	$0
34	$5,000	$0	$0	$100,000	$5,000	$0

On the Rider Effective Date, the initial values are set as follows:

•	Protected Payment Base = Initial Purchase Payment = $100,000
•	Remaining Protected Balance = Initial Purchase Payment = $100,000
•	Protected Payment Amount = 5% of Protected Payment Base = $5,000

Because the amount of each withdrawal does not exceed the Protected Payment Amount immediately prior to the withdrawal ($5,000): (a) the Protected Payment Base remains unchanged; and (b) the Remaining Protected Balance is reduced by the amount of each withdrawal.

APPENDIX B:

GUARANTEED PROTECTION ADVANTAGE 5 (GPA 5) RIDER SAMPLE CALCULATIONS

The numeric examples shown in this section are based on certain assumptions. They have been provided to assist in understanding the benefits provided by this Rider and to demonstrate how Purchase Payments and withdrawals made from the Contract Prior to the end of a 10-Year Term effect the values and benefits under this Rider. These examples are not intended to serve as projections of future investment returns.

The values shown below are based on the following assumptions:

•	Initial Purchase Payment = $100,000
•	Rider Effective Date = Contract Date
•	A subsequent Purchase Payment of $20,000 is received in Contract Year 1 and $10,000 is received in Contract Year 4.
•	A withdrawal of $10,000 is taken during Contract Year 7.

Beginning	Purchase			Guaranteed	Amount
of Contract	Payments	Withdrawal	Contract	Protection	added to the
Year	Received	Amount	Value	Amount	Contract Value

1	$100,000		$100,000	$100,000
Activity	$20,000		$118,119	$120,000
2			$117,374	$120,000
3			$114,439	$120,000
4			$111,578	$120,000
Activity	$10,000		$119,480	$120,000
5			$118,726	$120,000
6			$124,662	$120,000
Step-Up (New 10- Year Term Begins)			$124,662	$124,662
7			$121,546	$124,662
Activity		$10,000	$109,259	$114,209
8			$108,570	$114,209
9			$105,856	$114,209
10			$103,209	$114,209
11			$100,629	$114,209
12			$98,114	$114,209
13			$95,661	$114,209
14			$93,269	$114,209
15			$90,937	$114,209
Values at End of 15th Year			$88,664	$114,209
			$114,209	$0	$25,545

On the Rider Effective Date, the initial values are set as follows:

•	Guaranteed Protected Amount = Initial Purchase Payment = $100,000

During Contract Year 1, an additional Purchase Payment of $20,000 was made. Since this Purchase Payment was made during the first Contract Year, the Guaranteed Protection Amount will be increased by $20,000.

During Contract Year 4, an additional Purchase Payment of $10,000 was made. However, this Purchase Payment will not increase the Guaranteed Protection Amount because it was not made during the first Contract Year (or first year of the 10-Year Term).

On the 6th Contract Anniversary, there was an optional Step-Up elected. The Step-Up will reset the Guaranteed Protection Amount equal to the Contract Value ($124,662) as of that Contract Anniversary.

During Contract Year 7, a withdrawal of $10,000 was made. This withdrawal will reduce the Guaranteed Protection Amount on a pro-rata basis and will result in a new Guaranteed Protected Amount of $114,209.

At the end of Contract Year 15 (end of the 10-Year Term) the Contract Value ($88,664) is less than the Guaranteed Protection Amount ($114,209). Therefore, $25,545 ($114,209-$88,664=$25,545) is added to the Contract Value and the Rider terminates.

APPENDIX C:

DEATH BENEFIT AMOUNT AND STEPPED-UP DEATH BENEFIT RIDER (SDBR) SAMPLE CALCULATIONS

The numeric examples shown in this section are based on certain assumptions. They have been provided to assist in understanding the death benefit amount under the Contract and the optional Stepped-Up Death Benefit Rider and to demonstrate how Purchase Payments and withdrawals made from the Contract may effect the values and benefits. These examples are not intended to reflect what your actual death benefit proceeds will be or serve as projections of future investment returns.

Death Benefit Amount

The values shown below are based on the following assumptions:

•	Initial Purchase Payment = $100,000
•	Rider Effective Date = Contract Date
•	A subsequent Purchase Payment of $25,000 is received in Contract Year 3
•	A withdrawal of $35,000 is taken during Contract Year 6.

Beginning	Purchase			Return of
of Contract	Payments	Withdrawal		Purchase
Year	Received	Amount	Contract Value	Payments

1	$100,000		$100,000	$100,000
2			$103,000	$100,000
3			$106,090	$100,000
Activity	$25,000		$133,468	$125,000
4			$134,458	$125,000
5			$138,492	$125,000
6			$142,647	$125,000
Activity		$35,000	$110,844	$95,002
7			$111,666	$95,002
8			$103,850	$95,002
9			$96,580	$95,002
10 Death Occurs			$89,820	$95,002

On the Rider effective date, the initial values are set as follows:

•	Return of Purchase Payment = Initial Purchase Payment = $100,000
•	Contract Value = Initial Purchase Payment = $100,000

During Contract Year 3, an additional Purchase Payment of $25,000 was made. The Return of Purchase Payment death benefit increased to $125,000. The Contract Value increased to $133,468.

During Contract Year 6, a withdrawal of $35,000 was made. This withdrawal reduced the Return of Purchase Payment death benefit on a pro rata basis to $95,002 and decreased the Contract Value.

During Contract Year 10, death occurs. The death benefit amount will be the Return of Purchase Payments reduced by an amount for each withdrawal ($95,002) because that amount is greater than the Contract Value.

Using the table above, if death occurred in Contract Year 7, the death benefit amount would be the Contract Value ($111,666) because that amount is greater than the Return of Purchase Payment (reduced by an amount for withdrawals) of $95,002.

Stepped-Up Death Benefit Rider

•	Initial Purchase Payment = $100,000
•	Rider Effective Date = Contract Date
•	A subsequent Purchase Payment of $25,000 is received in Contract Year 3
•	A withdrawal of $35,000 is taken during Contract Year 6
•	Annual Step-ups occur on each of the first seven Contract Anniversaries

					Guaranteed
					Minimum
Beginning	Purchase			Return of	(Stepped-Up)
of Contract	Payments	Withdrawal	Contract	Purchase	Death Benefit
Year	Received	Amount	Value[1]	Payments[1]	Amount

1	$100,000		$100,000	$100,000	$100,000
2			$103,000	$100,000	$103,000
3			$106,090	$100,000	$106,090
Activity	$25,000		$133,468	$125,000	$131,090
4			$134,458	$125,000	$134,458
5			$138,492	$125,000	$138,492
6			$142,647	$125,000	$142,647
Activity		$35,000	$110,844	$95,002	$108,414
7			$111,666	$95,002	$111,666
8			$103,850	$95,002	$111,666
9			$96,580	$95,002	$111,666
Death Occurs			$89,820	$95,002	$111,666

[1]	The greater of the Contract Value or the adjusted Return of Purchase Payments represents the Death Benefit Amount.

On the Rider effective date, the initial values are set as follows:

•	Return of Purchase Payment = Initial Purchase Payment = $100,000
•	Guaranteed Minimum (Stepped-Up) Death Benefit Amount = Initial Purchase Payment = $100,000
•	Contract Value = Initial Purchase Payment = $100,000

During Contract Year 3, an additional Purchase Payment of $25,000 was made. This results in an increase in the Return of Purchase Payment death benefit amount to $125,000. The Contract Value increased to $133,468.

During Contract Year 6, a withdrawal of $35,000 was made. This withdrawal reduced the Return of Purchase Payments death benefit on a pro rata basis to $95,002 and decreased the Contract Value. In addition, the Guaranteed Minimum (Stepped-Up) Death Benefit Amount was reduced on a pro rata basis to $108,414.

During Contract Year 9, death occurs. The death benefit proceeds are the greater of the Death Benefit Amount (Contract Value or Return of Purchase Payments adjusted for withdrawals) or the Guaranteed Minimum Death Benefit Amount. The death benefit proceeds are equal to the Guaranteed Minimum Death Benefit Amount of $111,666 because it is greater than the Death Benefit Amount (Return of Purchase Payments of $95,002).

To receive a current copy of the Pacific Dynamix SAI without charge, call (800) 748-6907 or complete the following and send it to:
Pacific Life & Annuity Company Post Office Box 2829 Omaha, Nebraska 68103-2829

Name

Address

City	State	Zip

PH02/53003.29

PACIFIC DYNAMIX
WHERE TO GO FOR MORE INFORMATION

The Pacific Dynamix variable annuity Contract is offered by Pacific Life & Annuity Company, 700 Newport Center Drive. P.O. Box 9000, Newport Beach, California 92660.

If you have any questions about the Contract, please ask your registered representative or contact us.

You’ll find more information about the Pacific Dynamix variable annuity contract and Separate Account A in the Statement of Additional Information (SAI) dated July 16, 2007.

The SAI has been filed with the SEC and is considered to be part of this Prospectus because it’s incorporated by reference. You’ll find the table of contents for the SAI on page 59 of this Prospectus.

You can get a copy of the SAI at no charge by calling or writing to us, or by contacting the SEC. The SEC may charge you a fee for this information.

How to contact us

Call or write to us at:
Pacific Life & Annuity Company
P.O. Box 2829
Omaha, Nebraska 68103-2829

1-800-748-6907

6 a.m. through 5 p.m. Pacific time

Send Investments, other payments and application forms to the following address:

By mail

Pacific Life & Annuity Company
P.O. Box 2736
Omaha, Nebraska 68103-2736

By overnight delivery service

Pacific Life & Annuity Company
1299 Farnam Street, 10th Floor, AMF
Omaha, Nebraska 68102

How to contact the SEC

Public Reference Section of the SEC
Washington, D.C. 20549-6009
1-800-SEC-0330
Internet: www.sec.gov

NASD Public Disclosure program

The NASD provides investor protection education through its website and printed materials. The NASD regulation website address is www.nasdr.com. An investor brochure that includes information describing the Public Disclosure program may be obtained from the NASD. The NASD Public Disclosure hotline number is (800) 289-9999. The NASD does not charge a fee for the Public Disclosure program services.

Pacific Life & Annuity Company

700 Newport Center Drive
Newport Beach, CA 92660
(800) 748-6907

Mailing address:

P.O. Box 2829
Omaha, NE 68103-2829

Visit us at our website: www.PacificLifeandAnnuity.com

* Membership promotes ethical market conduct
for individual life insurance and annuities

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Pacific Life & Annuity Company
Mailing address:
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STATEMENT OF ADDITIONAL INFORMATION

[                    ], 2007

PACIFIC DYNAMIX

SEPARATE ACCOUNT A

Pacific Dynamix (the “Contract”) is a variable annuity contract offered by Pacific Life & Annuity Company (“PL&A”).

This Statement of Additional Information (“SAI”) is not a Prospectus and should be read in conjunction with the Contract’s Prospectus, dated [                    ], and any supplement thereto, which is available without charge upon written or telephone request to PL&A. Terms used in this SAI have the same meanings as in the Prospectus, and some additional terms are defined particularly for this SAI. This SAI is incorporated by reference into the Contract’s Prospectus.

Pacific Life & Annuity Company

Mailing address: P.O. Box 2829
Omaha, Nebraska 68103-2829

(800) 748-6907

i

PERFORMANCE

From time to time, our reports or other communications to current or prospective Contract Owners or our advertising or other promotional material may quote the performance (yield and total return) of a Subaccount. Quoted results are based on past performance and reflect the performance of all assets held in that Subaccount for the stated time period. Quoted results are neither an estimate nor a guarantee of future investment performance, and do not represent the actual experience of amounts invested by any particular Contract Owner.

Total Returns

A Subaccount may advertise its “average annual total return” over various periods of time. “Total return” represents the average percentage change in value of an investment in the Subaccount from the beginning of a measuring period to the end of that measuring period. “Annualized” total return assumes that the total return achieved for the measuring period is achieved for each such period for a full year. “Average annual” total return is computed in accordance with a standard method prescribed by the SEC, and is also referred to as “standardized return.”

Average Annual Total Return

To calculate a Subaccount’s average annual total return for a specific measuring period, we first take a hypothetical $1,000 investment in that Subaccount, at its then-applicable Subaccount Unit Value (the “initial payment”) and we compute the ending redeemable value of that initial payment at the end of the measuring period based on the investment experience of that Subaccount (“full withdrawal value”). The full withdrawal value reflects the effect of all recurring fees and charges applicable to a Contract Owner under the Contract, including the Risk Charge, the asset-based Administrative Fee and Distribution Fee, and the deduction of the applicable withdrawal charge, but does not reflect any charges for applicable premium taxes and/or any other taxes, any optional Rider charge, any non-recurring fees or charges, or any increase in the Risk Charge for an optional Death Benefit Rider. The redeemable value is then divided by the initial payment and this quotient is raised to the 365/N power (N represents the number of days in the measuring period), and 1 is subtracted from this result. Average annual total return is expressed as a percentage.

T = (ERV/P)(365/N) — 1

where	T	=	average annual total return
	ERV	=	ending redeemable value
	P	=	hypothetical initial payment of $1,000
	N	=	number of days

Average annual total return figures will be given for recent one-, three-, five- and ten-year periods (if applicable), and may be given for other periods as well (such as from commencement of the Subaccount’s operations, or on a year-by-year basis).

When considering “average” total return figures for periods longer than one year, it is important to note that the relevant Subaccount’s annual total return for any one year in the period might have been greater or less than the average for the entire period.

Aggregate Total Return

A Subaccount may use “aggregate” total return figures along with its “average annual” total return figures for various periods; these figures represent the cumulative change in value of an investment in the Subaccount for a specific period. Aggregate total returns may be shown by means of schedules, charts or graphs and may indicate subtotals of the various components of total return. The SEC has not prescribed standard formulas for calculating aggregate total return.

Total returns may also be shown for the same periods that do not take into account the withdrawal charge.

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Non-Standardized Total Returns

We may also calculate non-standardized total returns which may or may not reflect any withdrawal charges, increases in Risk Charge for an optional Death Benefit Rider, charges for premium taxes and/or any other taxes, any charge for an optional Rider, or any non-recurring fees or charges.

Standardized return figures will always accompany any non-standardized returns shown.

Yields

Subaccounts

“Yield” of the Subaccounts is computed in accordance with a different standard method prescribed by the SEC. The net investment income (investment income less expenses) per Subaccount Unit earned during a specified one-month or 30-day period is divided by the Subaccount Unit Value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semi-annual compounding:

YIELD = 2[(	a - b cd	+ 1)[6] - 1]

where:	a	=	net investment income earned during the period by the Portfolio attributable to the Subaccount.
	b	=	expenses accrued for the period (net of reimbursements).
	c	=	the average daily number of Subaccount Units outstanding during the period that were entitled to receive dividends.
	d	=	the Unit Value of the Subaccount Units on the last day of the period.

The yield of each Subaccount reflects the deduction of all recurring fees and charges applicable to the Subaccount, such as the Risk Charge, the asset-based Administrative Fee and Distribution Fee, but does not reflect any withdrawal charge, charge for applicable premium taxes and/or any other taxes, increase in the Risk Charge for an optional Death Benefit Rider, any charges for an optional Rider, or any non-recurring fees or charges.

The Subaccounts’ yields will vary from time to time depending upon market conditions, the composition of each Portfolio and operating expenses of the Fund allocated to each Portfolio. Consequently, any given performance quotation should not be considered representative of the Subaccount’s performance in the future. Yield should also be considered relative to changes in Subaccount Unit Values and to the relative risks associated with the investment policies and objectives of the various Portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a Subaccount with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

Performance Comparisons and Benchmarks

In advertisements and sales literature, we may compare the performance of some or all of the Subaccounts to the performance of other variable annuity issuers in general and to the performance of particular types of variable annuities investing in mutual funds, or series of mutual funds, with investment objectives similar to each of the Subaccounts. This performance may be presented as averages or rankings compiled by Lipper Analytical Services, Inc. (“Lipper”), the Variable Annuity Research and Data Service (“VARDS®”) or Morningstar, Inc. (“Morningstar”), which are independent services that monitor and rank the performance of variable annuity issuers and mutual funds in each of the major categories of investment objectives on an industry-wide basis. Lipper’s rankings include variable life issuers as well as variable annuity issuers. VARDS® rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and Morningstar rank such issuers on the basis of total return, assuming reinvestment of dividends and distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, Morningstar prepares risk adjusted rankings, which consider the effects of market risk on total return performance. We may also compare the performance of the Subaccounts with performance information included in other publications and services that monitor the performance of

2

insurance company separate accounts or other investment vehicles. These other services or publications may be general interest business publications such as The Wall Street Journal, Barron’s, Business Week, Forbes, Fortune, and Money.

In addition, our reports and communications to Contract Owners, advertisements, or sales literature may compare a Subaccount’s performance to various benchmarks that measure the performance of a pertinent group of securities widely regarded by investors as being representative of the securities markets in general or as being representative of a particular type of security. We may also compare the performance of the Subaccounts with that of other appropriate indices of investment securities and averages for peer universes of funds or data developed by us derived from such indices or averages. Unmanaged indices generally assume the reinvestment of dividends or interest but do not generally reflect deductions for investment management or administrative costs and expenses.

Tax Deferred Accumulation

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Separate Account’s investment returns or upon returns in general. These effects may be illustrated in charts or graphs and may include comparisons at various points in time of returns under the Contract or in general on a tax-deferred basis with the returns on a taxable basis. Different tax rates may be assumed.

In general, individuals who own annuity contracts are not taxed on increases in the value under the annuity contract until some form of distribution is made from the contract. Thus, the annuity contract will benefit from tax deferral during the accumulation period, which generally will have the effect of permitting an investment in an annuity contract to grow more rapidly than a comparable investment under which increases in value are taxed on a current basis. The following chart illustrates this benefit by comparing accumulation under a variable annuity contract with accumulations from an investment on which gains are taxed on a current ordinary income basis. The chart shows accumulations on an initial Purchase Payment of $10,000, assuming hypothetical annual returns of 0%, 4% and 8%, compounded annually, and a tax rate of 33%. The values shown for the taxable investment do not include any deduction for management fees or other expenses but assume that taxes are deducted annually from investment returns. The values shown for the variable annuity do not reflect the deduction of contractual expenses such as the Risk Charge (equal to an annual rate of 0.85% of average daily Account Value), the Administrative Fee (equal to an annual rate of 0.15% of average daily Account Value), the Distribution Fee (equal to an annual rate of 0.25% of average daily Account Value), any increase in the Risk Charge for an optional Death Benefit Rider (equal to a maximum annual rate of 0.20% of average daily Account Value), any other optional Rider charge (equal to a maximum annual rate of 1.20% of average daily Account Value), any charge for premium taxes and/or other taxes, or the expenses of an underlying investment vehicle, such as the Fund. The values shown also do not reflect the withdrawal charge.

Generally, the withdrawal charge is equal to 7% of the amount withdrawn attributable to Purchase Payments that are one year old, 7% of the amount withdrawn attributable to Purchase Payments that are two years old, 5% of the amount withdrawn attributable to Purchase Payments that are three years old, 3% of the amount withdrawn attributable to Purchase Payments that are four years old, and 1% of the amount withdrawn attributable to Purchase Payments that are five years old. The age of Purchase Payments is considered 1 year old in the Contract Year we receive it and increases by one year on the beginning of the day preceding each Contract Anniversary. There is no withdrawal charge on withdrawals of your Earnings, on amounts attributed to Purchase Payments at least 6 years old, or to the extent that total withdrawals that are free of charge during the Contract Year do not exceed 10% of the sum of your remaining Purchase Payments at the beginning of the Contract Year that have been held under your Contract for less than 6 years plus additional Purchase Payments applied to your Contract during that Contract Year. If these expenses and fees were taken into account, they would reduce the investment return shown for both the taxable investment and the hypothetical variable annuity contract. In addition, these values assume that you do not surrender the Contract or make any withdrawals until the end of the period shown. The chart assumes a full withdrawal, at the end of the period

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shown, of all Contract Value and the payment of taxes at the 33% rate on the amount in excess of the Purchase Payment.

The rates of return illustrated are hypothetical and are not an estimate or guarantee of performance. Actual tax rates may vary for different assets (e.g. capital gains and qualifying dividend income) and taxpayers from that illustrated and withdrawals by and distributions to Contract Owners who have not reached age 59 1/2 may be subject to a tax penalty of 10%.

Power of Tax Deferral

$10,000 investment at annual rates of return of 0%, 4% and 8%, taxed @ 33%

DISTRIBUTION OF THE CONTRACTS

Pacific Select Distributors, Inc. (PSD)

Pacific Select Distributors, Inc., our affiliate, acts as the distributor of the Contracts and offers the Contracts on a continuous basis. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. PSD is registered as a broker-dealer with the SEC and is a member of NASD. We pay PSD for acting as distributor under a Distribution Agreement. We and PSD enter into selling agreements with broker-dealers whose registered representatives are authorized by state insurance departments to solicit applications for the Contracts. Because the Contract was not offered before 2007, PSD was not paid any underwriting commissions with regard to this Contract.

PSD or an affiliate pays various sales compensation to broker-dealers that solicit applications for the Contracts. PSD or an affiliate also may provide reimbursement for other expenses associated with the promotion and solicitation of applications for the Contracts. Your registered representative typically receives a portion of the compensation that is payable to his or her broker-dealer in connection with the Contract, depending on the agreement between your registered representative and his or her firm. PL&A is not involved in determining that compensation arrangement, which may present its own incentives or conflicts. You may ask your registered representative how he/she will personally be compensated for the transaction.

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Under certain circumstances where PSD pays lower initial commissions, certain broker-dealers that solicit applications for Contracts may be paid an ongoing persistency trail commission (sometimes called a residual). The mix of Purchase Payment-based versus trail commissions varies depending upon our agreement with the selling broker-dealer and the commission option selected by your registered representative or broker-dealer. Certain broker-dealers may also be paid a persistency bonus which will be based on assets under management and duration of contracts. The persistency bonus for a registered representative is not expected to exceed .25% of their total assets under management.

In addition to the Purchase Payment-based, trail commissions and persistency bonus described above, we and/or an affiliate may pay additional cash compensation from our own resources in connection with the promotion and solicitation of applications for the Contracts by some, but not all, broker-dealers. The range of additional cash compensation based on Purchase Payments generally does not exceed 0.40% and trailing compensation based on Account Value generally does not exceed 0.10% on an annual basis. Such additional compensation may give PL&A greater access to registered representatives of the broker-dealers that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your registered representative may serve you better, this additional compensation also may afford PL&A a “preferred” status at the recipient broker-dealer and provide some other marketing benefit such as website placement, access to registered representative lists, extra marketing assistance or other heightened visibility and access to the broker-dealer’s sales force that may otherwise influence the way that the broker-dealer and the registered representative market the Contracts.

As of December 31, 2006, the following firms have arrangements in effect with the Distributor pursuant to which the firm is entitled to receive a revenue sharing payment:

A G Edwards & Sons Inc., A I G Financial Advisors Inc., Advantage Capital Corporation, American General Securities Inc., AmSouth Investment Services Inc., Askar Corporation, Associated Securities Corp., Bancwest Investment Services Inc., C C O Investment Services Corp, C U S O Financial Services L P, Chevy Chase Financial Services Corp., Citicorp Investment Services, Citigroup Global Markets Inc., Colonial Brokerage Inc., Commonwealth Financial Network, Compass Brokerage Inc., Countrywide Investment Services Inc., D F C Investor Services, Essex National Securities Inc., F F P Securities Inc., F S C Securities Corporation, Financial Network Investment Corp., First Citizens Investor Services Inc., First Heartland Capital Inc., First Tennessee Brokerage Inc., Geneos Wealth Management Inc., Great American Advisors Inc., I F M G Securities Inc., I N G Financial Partners Inc., Invest Financial Corporation, Investacorp Inc., Investment Centers of America Inc., J J B Hilliard, W L Lyons Inc., Jacques Financial L L C, Janney Montgomery Scott Inc., Jefferson Pilot Securities Corporation, Key Investment Services L L C, Lincoln Financial Advisors Corp., Linsco/Private Ledger Corp., M Holdings Securities Inc., M L Stern & Co L L C, McDonald Investments Inc., Merrill Lynch, Pierce, Fenner & Smith, Morgan Keegan & Company Inc., Multi-Financial Securities Corp., Mutual Of Omaha Investor Services Inc., Mutual Service Corporation, N F P Securities Inc., NatCity Investments Inc., National Planning Corporation, P F I C Securities Corporation, P N C Investments L L C, Pension Planners Securities Inc., Primevest Financial Services Inc., ProEquities Inc., R B C Dain Rauscher Inc., Raymond James & Associates Inc., Raymond James Financial Services Inc., Robert W Baird & Company Inc., Royal Alliance Associates Inc., S I I Investments Inc., Securities America, Sorrento Pacific Financial L L C, Sterne Agee Financial Services Inc., Sterne, Agee & Leach Inc., Stifel Nicolaus & Company Inc., Suntrust Investment Services Inc., Tower Square Securities Inc., Transamerica Financial Advisors Inc, Triad Advisors Inc, U B S Financial Services Inc, U S Bancorp Investments Inc., Unionbanc Investment Services L L C, United Planners’ Financial Services of America, Uvest Financial Services Group Inc., V S R Financial Services Inc., Vision Investment Services Inc., W M Financial Services Inc., Wachovia Securities Financial Network L L C, Wachovia Securities L L C, Walnut Street Securities, Waterstone Financial Group Inc., Wescom Financial Services L L C, Woodbury Financial Services Inc., X C U Capital Corporation, Zions Direct Inc.

We or our affiliates may also pay override payments, expense allowances and reimbursements, bonuses, wholesaler fees, and training and marketing allowances. Such payments may offset the broker-dealer’s expenses in connection with activities that it is required to perform, such as educating personnel and

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maintaining records. Registered representatives may also receive non-cash compensation such as expense-paid educational or training seminars involving travel within and outside the U.S. or promotional merchandise.

All of the compensation described in this section, and other compensation or benefits provided by us or our affiliates, may be more or less than the overall compensation on similar or other products and may influence your registered representative or broker-dealer to present this Contract over other investment options. You may ask your registered representative about these potential conflicts of interests and how he/she and his/her broker-dealer are compensated for selling the Contract.

We directly or indirectly own interests in a number of broker-dealers that offer this Contract among others. Such affiliated broker dealers, other than PSD, include Associated Securities Corp., Contemporary Financial Solutions, Inc., Mutual Service Corporation, United Planners’ Financial Services of America, M.L. Stern & Co., LLC, Sorrento Pacific Financial, LLC and Waterstone Financial Group. These affiliated broker-dealers and their registered representatives are compensated as described above with Purchase Payment-based and trailing commissions. The affiliated broker-dealers also may receive additional cash compensation of 0.10% based on Purchase Payments and 0.05% trailing compensation based on Account Value as described above. We receive “preferred” status at the affiliated broker-dealers along with other product vendors that provide similar support. PSD or its affiliates may also pay other amounts as described above to the affiliated broker-dealers or persons associated with the affiliated broker-dealers. Finally, within certain limits imposed by the NASD, registered representatives who are associated with broker/ dealer firms affiliated with us may qualify for sales incentive programs sponsored by us.

Portfolio Managers of the underlying Portfolios available under this Contract may from time to time bear all or a portion of the expenses of conferences or meetings sponsored by PL&A or PSD that are attended by, among others, registered representatives of PSD, who would receive information and/or training regarding the Fund’s Portfolios and their management by the Portfolio Managers in addition to information respecting the variable annuity and/or life insurance products issued by PL&A and its affiliates. Other persons may also attend all or a portion of any such conferences or meetings, including directors, officers and employees of PL&A, officers and trustees of the Fund, and spouses/guests of the foregoing. The Fund’s Board of Trustees may hold meetings concurrently with such a conference or meeting. The Fund pays for the expenses of the meetings of its Board of Trustees, including the pro-rata share of expenses for attendance by the Trustees at the concurrent conferences or meetings sponsored by PL&A or PSD. Additional expenses and promotional items may be paid for by PL&A and/or Portfolio Managers.

THE CONTRACTS AND THE SEPARATE ACCOUNT

Calculating Subaccount Unit Values

The Unit Value of the Subaccount Units in each Variable Investment Option is computed at the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time on each Business Day. The initial Unit Value of each Subaccount was $10 on the Business Day the Subaccount began operations. At the end of each Business Day, the Unit Value for a Subaccount is equal to:

Y × Z

where	(Y)	=	the Unit Value for that Subaccount as of the end of the preceding Business Day; and
	(Z)	=	the Net Investment Factor for that Subaccount for the period (a “valuation period”) between that Business Day and the immediately preceding Business Day.

The “Net Investment Factor” for a Subaccount for any valuation period is equal to:

(A ÷ B) — C

where	(A)	=	the “per share value of the assets” of that Subaccount as of the end of that valuation period, which is equal to: a+b+c

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where	(a)	=	the net asset value per share of the corresponding Portfolio shares held by that Subaccount as of the end of that valuation period;
	(b)	=	the per share amount of any dividend or capital gain distributions made by the Fund for that Portfolio during that valuation period; and
	(c)	=	any per share charge (a negative number) or credit (a positive number) for any income taxes or other amounts set aside during that valuation period as a reserve for any income and/or any other taxes which we determine to have resulted from the operations of the Subaccount or Contract, and/or any taxes attributable, directly or indirectly, to Investments;

(B)	=	the net asset value per share of the corresponding Portfolio shares held by the Subaccount as of the end of the preceding valuation period; and
(C)	=	a factor that assesses against the Subaccount net assets for each calendar day in the valuation period, the basic Risk Charge plus any applicable increase in the Risk Charge, and the Administrative Fee and Distribution Fee (see the CHARGES, FEES AND DEDUCTIONS section in the Prospectus).

Variable Annuity Payment Amounts

The following steps show how we determine the amount of each variable annuity payment under your Contract.

First: Pay Applicable Premium Taxes

When you convert your Contract Value into annuity payments, you must pay any applicable charge for premium taxes and/or other taxes on your Contract Value (unless applicable law requires those taxes to be paid at a later time). We assess this charge by reducing your Account Value, proportionately, relative to your Account Value in each Subaccount and in any fixed option, in an amount equal to the aggregate amount of the charges. The remaining amount of your available Contract Value may be used to provide variable annuity payments. Alternatively, your remaining available Contract Value may be used to provide fixed annuity payments, or it may be divided to provide both fixed and variable annuity payments. You may also choose to withdraw some or all of your remaining Contract Value, less any applicable charge for an optional Rider, and/or withdrawal charge, and any charges for premium taxes and/or other taxes without converting this amount into annuity payments.

Second: The First Variable Payment

We begin by referring to your Contract’s Option Table for your Annuity Option (the “Annuity Option Table”). The Annuity Option Table allows us to calculate the dollar amount of the first variable annuity payment under your Contract, based on the amount applied toward the variable annuity. The number that the Annuity Option Table yields will be based on the Annuitant’s age (and, in certain cases, sex) and assumes a 5% rate of return, as described in more detail below.

Example: Assume a man is 65 years of age at his Annuity Date and has selected a lifetime annuity with monthly payments guaranteed for 10 years. According to the Annuity Option Table, this man should receive an initial monthly payment of $5.20 for every $1,000 of his Contract Value (reduced by applicable charges) that he will be using to provide variable payments. Therefore, if his Contract Value after deducting applicable fees and charges is $100,000 on his Annuity Date and he applies this entire amount toward his variable annuity, his first monthly payment will be $520.00.

You may choose any other Annuity Option Table that assumes a different rate of return which we offer at the time your Annuity Option is effective.

Third: Subaccount Annuity Units

For each Subaccount, we use the amount of the first variable annuity payment under your Contract attributed to each Subaccount to determine the number of Subaccount Annuity Units that will form the basis of

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subsequent payment amounts. First, we use the Annuity Option Table to determine the amount of that first variable payment for each Subaccount. Then, for each Subaccount, we divide that amount of the first variable annuity payment by the value of one Subaccount Annuity Unit (the “Subaccount Annuity Unit Value”) as of the end of the Annuity Date to obtain the number of Subaccount Annuity Units for that particular Subaccount. The number of Subaccount Annuity Units used to calculate subsequent payments under your Contract will not change unless exchanges of Annuity Units are made, (or if the Joint and Survivor Annuity Option is elected and the Primary Annuitant dies first,) but the value of those Annuity Units will change daily, as described below.

Fourth: The Subsequent Variable Payments

The amount of each subsequent variable annuity payment will be the sum of the amounts payable based on each Subaccount. The amount payable based on each Subaccount is equal to the number of Subaccount Annuity Units for that Subaccount multiplied by their Subaccount Annuity Unit Value at the end of the Business Day in each payment period you elected that corresponds to the Annuity Date.

Each Subaccount’s Subaccount Annuity Unit Value, like its Subaccount Unit Value, changes each day to reflect the net investment results of the underlying investment vehicle, as well as the assessment of the Risk Charge at an annual rate of 0.85%, the Administrative Fee at an annual rate of 0.15% and the Distribution Fee at an annual rate of 0.25%. In addition, the calculation of Subaccount Annuity Unit Value incorporates an additional factor; as discussed in more detail below, this additional factor adjusts Subaccount Annuity Unit Values to correct for the Option Table’s implicit assumed annual investment return on amounts applied but not yet used to furnish annuity benefits. Any increase in your Risk Charge for an optional death benefit rider is not charged on and after the Annuity Date.

Different Subaccounts may be selected for your Contract before and after your Annuity Date, subject to any restrictions we may establish. Currently, you may exchange Subaccount Annuity Units in any Subaccount for Subaccount Annuity Units in any other Subaccount(s) up to four times in any twelve month period after your Annuity Date. The number of Subaccount Annuity Units in any Subaccount may change due to such exchanges. Exchanges following your Annuity Date will be made by exchanging Subaccount Annuity Units of equivalent aggregate value, based on their relative Subaccount Annuity Unit Values.

Understanding the “Assumed Investment Return” Factor

The Annuity Option Table incorporates a number of implicit assumptions in determining the amount of your first variable annuity payment. As noted above, the numbers in the Annuity Option Table reflect certain actuarial assumptions based on the Annuitant’s age, and, in some cases, the Annuitant’s sex. In addition, these numbers assume that the amount of your Contract Value that you convert to a variable annuity will have a positive net investment return of 4% each year during the payout of your annuity; thus 4% is referred to as an “assumed investment return.”

The Subaccount Annuity Unit Value for a Subaccount will increase only to the extent that the investment performance of that Subaccount exceeds the Risk Charge, the Administrative Fee, the Distribution Fee, and the assumed investment return. The Subaccount Annuity Unit Value for any Subaccount will generally be less than the Subaccount Unit Value for that same Subaccount, and the difference will be the amount of the assumed investment return factor.

Example: Assume the net investment performance of a Subaccount is at a rate of 4.00% per year (after deduction of the 0.85% Risk Charge, the 0.15% Administrative Fee, and the 0.25% Distribution Fee). The Subaccount Unit Value for that Subaccount would increase at a rate of 4.00% per year, but the Subaccount Annuity Unit Value would not increase (or decrease) at all. The net investment factor for that 4% return [1.04] is then divided by the factor for the 4% assumed investment return [1.04] and 1 is subtracted from the result to determine the adjusted rate of change in Subaccount Annuity Unit Value:

1.04 1.04	= 1; 1 - 1 = 0; 0 × 100% = 0%.

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If the net investment performance of a Subaccount’s assets is at a rate less than 4.00% per year, the Subaccount Annuity Unit Value will decrease, even if the Subaccount Unit Value is increasing.

Example: Assume the net investment performance of a Subaccount is at a rate of 2.60% per year (after deduction of the 0.85% Risk Charge, the 0.15% Administrative Fee, and the 0.25% Distribution Fee). The Subaccount Unit Value for that Subaccount would increase at a rate of 2.60% per year, but the Subaccount Annuity Unit Value would decrease at a rate of 1.35% per year. The net investment factor for that 2.6% return [1.026] is then divided by the factor for the 4% assumed investment return [1.04] and 1 is subtracted from the result to determine the adjusted rate of change in Subaccount Annuity Unit Value:

1.026 1.04	= 0.9865; 0.9865 - 1 = - 0.0135; - 0.0135 × 100% = - 1.35%.

The assumed investment return will always cause increases in Subaccount Annuity Unit Values to be somewhat less than if the assumption had not been made, will cause decreases in Subaccount Annuity Unit Values to be somewhat greater than if the assumption had not been made, and will (as shown in the example above) sometimes cause a decrease in Subaccount Annuity Unit Values to take place when an increase would have occurred if the assumption had not been made. If we had assumed a higher investment return in our Annuity Option tables, it would produce annuities with larger first payments, but the increases in subaccount annuity payments would be smaller and the decreases in subsequent annuity payments would be greater; a lower assumed investment return would produce annuities with smaller first payments, and the increases in subsequent annuity payments would be greater and the decreases in subsequent annuity payments would be smaller.

Redemptions of Remaining Guaranteed Variable Payments Under Options 2 and 4

If variable payments are elected under Annuity Options 2 and 4, you may redeem all remaining guaranteed variable payments after the Annuity Date. Also, under Option 4, partial redemptions of remaining guaranteed variable payments after the Annuity Date are available. The amount available upon full redemption would be the present value of any remaining guaranteed variable payments at the assumed investment return, any applicable withdrawal charge will be deducted from the present value as if you made a full withdrawal, or if applicable, a partial withdrawal. For purposes of calculating the withdrawal charge and Free Withdrawal amount, it will be assumed that the Contract was never converted to provide annuity payments and any prior variable annuity payments in that Contract Year will be treated as if they were partial withdrawals from the Contract. (See the CHARGES, FEES AND DEDUCTIONS — Withdrawal Charge section in the Prospectus) For example, assume that a Contract was issued with a single investment of $10,000 and in Contract Year 3 the Owner elects to receive variable annuity payments under Annuity Option 4. In Contract Year 4, the Owner elects to make a partial redemption of $5,000. The withdrawal charge as a percentage of the Purchase Payments with an age of 4 years is 3%. Assuming the Free Withdrawal amount immediately prior to the partial redemption is $300, the withdrawal charge for the partial redemption will be $141 (($5,000 - $300) * 3%). No withdrawal charge will be imposed on a redemption if:

•	the Annuity Option is elected as the form of payments of death benefit proceeds, or

•	the Annuitant dies before the period certain has ended and the Beneficiary requests a redemption of the variable annuity payments.

The variable payment amount we use in calculating the present value is determined by summing an amount for each Subaccount, which we calculate by multiplying your Subaccount Annuity Units by the Annuity Unit Value next computed after we receive your redemption request. This variable payment amount is then discounted at the assumed investment return from each future Annuity Payment date that falls within the payment guaranteed period. The sum of these discounted remaining variable payment amounts is the present value of remaining guaranteed variable payments.

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If you elect to redeem all remaining guaranteed variable payments in a single sum, we will not make any additional variable annuity payments during the remaining guaranteed period after the redemption. Any annuity payments that are to be made after the payment guaranteed period will not change.

If you elect to redeem a portion of the remaining guaranteed variable payments in a single sum, we will reduce the number of Annuity Units for each Subaccount by the same percentage as the partial redemption value bears to the amount available upon a full redemption.

Redemption of remaining guaranteed variable payments will not affect the amount of any fixed annuity payments.

Corresponding Dates

If any transaction or event under your Contract is scheduled to occur on a “corresponding date” that does not exist in a given calendar period, the transaction or event will be deemed to occur on the following Business Day. In addition, as stated in the Prospectus, any event scheduled to occur on a day that is not a Business Day will occur on the next succeeding Business Day.

Example: If your Contract is issued on February 29 in year 1 (a leap year), your Contract Anniversary in years 2, 3 and 4 will be on March 1.

Example: If your Annuity Date is July 31 and you select monthly annuity payments, the payments received will be based on valuations made on July 31, August 31, October 1 (for September), October 31, December 1 (for November), December 31, January 31, March 1 (for February), March 31, May 1 (for April), May 31 and July 1 (for June).

Age and Sex of Annuitant

The Contracts generally provide for sex-distinct annuity income factors in the case of life annuities. Statistically, females tend to have longer life expectancies than males; consequently, if the amount of annuity payments is based on life expectancy, they will ordinarily be higher if an annuitant is male than if an annuitant is female. Certain states’ regulations prohibit sex-distinct annuity income factors, and Contracts issued in those states will use unisex factors.

We may require proof of your Annuitant’s age and sex before or after commencing annuity payments. If the age or sex (or both) of your Annuitant are incorrectly stated in your Contract, we will correct the amount payable to equal the amount that the annuitized portion of the Contract Value under that Contract would have purchased for your Annuitant’s correct age and sex. If we make the correction after annuity payments have started, and we have made overpayments based on the incorrect information, we will deduct the amount of the overpayment, with interest at 3% a year, from any payments due then or later; if we have made underpayments, we will add the amount, with interest at 3% a year, of the underpayments to the next payment we make after we receive proof of the correct age and/or sex.

Additionally, we may require proof of the Annuitant’s or Owner’s age before any payments associated with the Death Benefit provisions of your Contract are made. If the age or sex of the Annuitant is incorrectly stated in your Contract, we will base any payment associated with the Death Benefit provisions on your Contract on the Annuitant’s or Owner’s correct age or sex.

Systematic Transfer Programs

The fixed option(s) are not available in connection with portfolio rebalancing. You may not use dollar cost averaging and DCA Plus at the same time. The systematic transfer options are not available after you annuitize and are subject to the same requirements and restrictions as non-systematic transfers. In addition, no fixed option may be used as the target Investment Option under any systematic transfer program.

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Dollar Cost Averaging

When you request dollar cost averaging, you are authorizing us to make periodic reallocations of your Contract Value without waiting for any further instruction from you. You may request to begin or stop dollar cost averaging at any time prior to your Annuity Date; the effective date of your request will be the day we receive notice from you in proper form. Your request may specify the date on which you want your first transfer to be made. Your first transfer may not be made until 30 days after your Contract Date, and if you specify an earlier date, your first transfer will be delayed until one calendar month after the date you specify. If you request dollar cost averaging on your application for your Contract and you fail to specify a date for your first transfer, your first transfer will be made one period after your Contract Date (that is, if you specify monthly transfers, the first transfer will occur 30 days after your Contract Date; quarterly transfers, 90 days after your Contract Date; semi-annual transfers, 180 days after your Contract Date; and if you specify annual transfers, the first transfer will occur on your Contract Anniversary). If you stop dollar cost averaging, you must wait 30 days before you may begin this option again. Currently, we are not enforcing the 30 day waiting period but we reserve the right to enforce such waiting period in the future.

Your request to begin dollar cost averaging must specify the Investment Option you wish to transfer money from (your “source account”). You may choose any one Investment Option as your source account. The Account Value of your source account must be at least $5,000 for you to begin dollar cost averaging. Currently, we are not enforcing the minimum Account Value but we reserve the right to enforce such minimum amounts in the future.

Your request to begin dollar cost averaging must also specify the amount and frequency of your transfers. You may choose monthly, quarterly, semiannual or annual transfers. The amount of your transfers may be specified as a dollar amount or a percentage of your source Account Value; however, each transfer must be at least $250. Currently, we are not enforcing the minimum transfer amount but we reserve the right to enforce such minimum amounts in the future. Dollar cost averaging transfers are not subject to the same requirements and limitations as other transfers.

Finally, your request must specify the Variable Investment Option(s) you wish to transfer amounts to (your “target account(s)”). If you select more than one target account, your dollar cost averaging request must specify how transferred amounts should be allocated among the target accounts. Your source account may not also be a target account.

Your dollar cost averaging transfers will continue until the earlier of:

•	your request to stop dollar cost averaging is effective, or

•	your source Account Value is zero, or

•	your Annuity Date.

If, as a result of a dollar cost averaging transfer, your source Account Value falls below any minimum Account Value we may establish, we have the right, at our option, to transfer that remaining Account Value to your target account(s) on a proportionate basis relative to your most recent allocation instructions. We may change, terminate or suspend the dollar cost averaging option at any time.

Portfolio Rebalancing

Portfolio rebalancing allows you to maintain the percentage of your Contract Value allocated to each Variable Investment Option at a pre-set level prior to annuitization.

For example, you could specify that 50% of your Contract Value should be in the XTF Moderate Conservative Subaccount and 50% in the XTF Moderate Subaccount.

Over time, the variations in each Subaccount’s investment results will shift this balance of these Subaccount Value allocations. If you elect the portfolio rebalancing feature, we will automatically transfer your Subaccount Value back to the percentages you specify.

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You may choose to have rebalances made quarterly, semi-annually or annually until your Annuity Date; portfolio rebalancing is not available after you annuitize.

Procedures for selecting portfolio rebalancing are generally the same as those discussed in detail above for selecting dollar cost averaging: You may make your request at any time prior to your Annuity Date and it will be effective when we receive it in proper form. If you stop portfolio rebalancing, you must wait 30 days to begin again. Currently, we are not enforcing the 30-day waiting period but we reserve the right to enforce such waiting period in the future. If you specify a date fewer than 30 days after your Contract Date, your first rebalance will be delayed one month, and if you request rebalancing on your application but do not specify a date for the first rebalance, it will occur one period after your Contract Date, as described above under Dollar Cost Averaging. We may change, terminate or suspend the portfolio rebalancing feature at any time.

Pre-Authorized Withdrawals

You may specify a dollar amount for your pre-authorized withdrawals, or you may specify a percentage of your Contract Value or an Account Value. You may direct us to make your pre-authorized withdrawals from one or more specific Investment Options. If you do not give us these specific instructions, amounts will be deducted proportionately from your Account Value in each Investment Option.

Procedures for selecting pre-authorized withdrawals are generally the same as those discussed in detail above for selecting dollar cost averaging and portfolio rebalancing: You may make your request at any time and it will be effective when we receive it in proper form. If you stop the pre-authorized withdrawals, you must wait 30 days to begin again. Currently, we are not enforcing the 30-day waiting period but we reserve the right to enforce such waiting period in the future.

If your pre-authorized withdrawals cause your Account Value in any Investment Option to fall below $500, we have the right, at our option, to transfer that remaining Account Value to your other Investment Options on a proportionate basis relative to your most recent allocation instructions. If your pre-authorized withdrawals cause your Contract Value to fall below $1,000, we may, at our option, terminate your Contract and send you the remaining withdrawal proceeds.

Pre-authorized withdrawals are subject to the same withdrawal charges as are other withdrawals, and each withdrawal is subject to any applicable charge for premium taxes and/or other taxes, to federal income tax on its taxable portion, and, if you have not reached age 59 1/2, a federal tax penalty of 10%.

Safekeeping of Assets

We are responsible for the safekeeping of the assets of the Separate Account. These assets are held separate and apart from the assets of our General Account and our other separate accounts.

FINANCIAL STATEMENTS

The statements of assets and liabilities of Separate Account A as of December 31, 2006, the related statements of operations for the periods presented, the statements of changes in net assets for each of the periods presented and the financial highlights for each of the periods presented are incorporated by reference in the Statement of Additional Information from the Annual Report of Separate Account A dated December 31, 2006. PL&A’s financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 are set forth beginning on the next page. These financial statements should be considered only as bearing on the ability of PL&A to meet its obligations under the Contracts and not as bearing on the investment performance of the assets held in the Separate Account.

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND INDEPENDENT AUDITORS

The financial statements of Separate Account A of Pacific Life & Annuity Company as of December 31, 2006 and for each of the periods presented have been audited by Deloitte & Touche LLP, 695 Town Center Drive, Costa Mesa, CA 92626, independent registered public accounting firm, as stated in the Annual Report of Separate Account A dated December 31, 2006, which is incorporated by reference in this Registration statement.

The financial statements of Pacific Life & Annuity Company as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 have been audited by Deloitte & Touche LLP, 695 Town Center Drive, Costa Mesa, CA 92626, independent auditors, as stated in their report appearing herein.

13

INDEPENDENT AUDITORS’ REPORT
Pacific Life & Annuity Company:
We have audited the accompanying statements of financial condition of Pacific Life & Annuity Company (the Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of Pacific Life & Annuity Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
/s/  DELOITTE & TOUCHE LLP
Costa Mesa, CA
March 30, 2007

PLA-1

Pacific Life & Annuity Company
STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2006	2005

	(In Thousands)
ASSETS
Investments:
Fixed maturity securities available for sale, at estimated fair value	$918,328	$785,068
Equity securities available for sale, at estimated fair value	14,896	14,402
Mortgage loans	41,214	59,199
Policy loans	1,948	1,719
Other investments	64,013	66,991

TOTAL INVESTMENTS	1,040,399	927,379
Cash and cash equivalents	47,648	94,286
Deferred policy acquisition costs	47,020	35,084
Accrued investment income	10,447	8,795
Other assets	32,455	43,206
Separate account assets	781,801	490,922

TOTAL ASSETS	$1,959,770	$1,599,672

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Future policy benefits	$590,827	$456,670
Policyholder account balances	80,881	143,117
Other liabilities	80,505	98,949
Separate account liabilities	781,801	490,922

TOTAL LIABILITIES	1,534,014	1,189,658

Commitments and contingencies (Note 14)

Stockholder’s Equity:
Common stock — $1 par value; 5 million shares authorized; 2.9 million shares issued and outstanding	2,900	2,900
Paid-in capital	134,509	134,542
Retained earnings	264,069	245,672
Accumulated other comprehensive income	24,278	26,900

TOTAL STOCKHOLDER’S EQUITY	425,756	410,014

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$1,959,770	$1,599,672

See Notes to Financial Statements

PLA-2

Pacific Life & Annuity Company
STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2006	2005	2004

	(In Thousands)
REVENUES
Insurance premiums	$144,402	$106,798	$65,096
Policy fees	15,710	11,098	8,669
Net investment income	64,156	51,377	35,762
Net realized investment gain (loss)	6,100	(3,873)	(1,598)
Other income	4,494	2,813	1,986

TOTAL REVENUES	234,862	168,213	109,915

BENEFITS AND EXPENSES
Policy benefits paid or provided	174,648	130,457	84,900
Interest credited to policyholder account balances	3,365	5,307	6,221
Commission expenses	15,808	9,690	7,721
Operating expenses	9,928	12,648	12,507

TOTAL BENEFITS AND EXPENSES	203,749	158,102	111,349

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	31,113	10,111	(1,434)
Provision for income taxes	11,529	3,508	272

INCOME (LOSS) FROM CONTINUING OPERATIONS	19,584	6,603	(1,706)
Discontinued operations, net of income taxes	(1,187)	34,845	31,310

NET INCOME	$18,397	$41,448	$29,604

See Notes to Financial Statements

PLA-3

Pacific Life & Annuity Company
STATEMENTS OF STOCKHOLDER’S EQUITY

				Accumulated
				Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income	Total

	(In Thousands)
BALANCES, JANUARY 1, 2004	$2,900	$134,552	$174,620	$26,821	$338,893
Comprehensive income:
Net income			29,604		29,604
Unrealized gain on derivatives and securities available for sale, net				11,526	11,526

Total comprehensive income					41,130
Other equity adjustments		(78)			(78)

BALANCES, DECEMBER 31, 2004	2,900	134,474	204,224	38,347	379,945
Comprehensive income:
Net income			41,448		41,448
Unrealized loss on derivatives and securities available for sale, net				(11,447)	(11,447)

Total comprehensive income					30,001
Other equity adjustments		68			68

BALANCES, DECEMBER 31, 2005	2,900	134,542	245,672	26,900	410,014
Comprehensive income:
Net income			18,397		18,397
Unrealized loss on derivatives and securities available for sale, net				(2,622)	(2,622)

Total comprehensive income					15,775
Other equity adjustments		(33)			(33)

BALANCES, DECEMBER 31, 2006	$2,900	$134,509	$264,069	$24,278	$425,756

See Notes to Financial Statements

PLA-4

Pacific Life & Annuity Company
STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2005	2004

	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) excluding discontinued operations	$19,584	$6,603	($1,706)
Adjustments to reconcile net income (loss) excluding discontinued operations to net cash provided by operating activities:
Undistributed (income) loss from other investments	914	(3,522)	(2,627)
Net accretion on fixed maturity securities	(4,515)	(699)	(1,582)
Depreciation and other amortization	1,893	229	156
Deferred income taxes	8,539	(141)	6,373
Net realized investment (gain) loss	(6,100)	3,873	1,598
Net change in deferred policy acquisition costs	(12,295)	(6,713)	(6,834)
Interest credited to policyholder account balances	3,365	5,307	6,221
Change in trading securities			13,159
Change in premiums receivable		18,349	(3,176)
Change in accrued investment income	(1,652)	207	(558)
Change in future policy benefits	134,952	102,198	60,093
Change in other assets and liabilities	7,595	(3,077)	3,969

NET CASH PROVIDED BY OPERATING ACTIVITIES BEFORE DISCONTINUED OPERATIONS	152,280	122,614	75,086
Net cash used in operating activities of discontinued operations	(21,865)	(87,070)	(33,590)

NET CASH PROVIDED BY OPERATING ACTIVITIES	130,415	35,544	41,496

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed maturity and equity securities available for sale:
Purchases	(325,190)	(95,648)	(183,979)
Sales	126,946	79,349	39,531
Maturities and repayments	70,003	59,813	39,712
Repayments of mortgage loans	49,014	733	12,935
Purchases of mortgage loans	(31,337)	(3,231)	(14,546)
Other investing activity, net	(888)	(619)	(7,053)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(111,452)	40,397	(113,400)

(Continued)
See Notes to Financial Statements

PLA-5

Pacific Life & Annuity Company
STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(Continued)	2006	2005	2004

	(In Thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
Deposits	$49,520	$34,245	$34,742
Withdrawals	(115,121)	(55,736)	(48,053)

NET CASH USED IN FINANCING ACTIVITIES	(65,601)	(21,491)	(13,311)

Net change in cash and cash equivalents	(46,638)	54,450	(85,215)
Cash and cash equivalents, beginning of year	94,286	39,836	125,051

CASH AND CASH EQUIVALENTS, END OF YEAR	$47,648	$94,286	$39,836

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Income taxes paid (received)	($4,259)	$29,607	($4,134)
Interest paid	$31

See Notes to Financial Statements

PLA-6

Pacific Life & Annuity Company
NOTES TO FINANCIAL STATEMENTS
1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Life & Annuity Company (the Company) is a stock life insurance company domiciled in the State of Arizona and a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life). The Company offers variable universal life insurance, universal life (UL) insurance, term insurance, structured settlement annuities, guaranteed interest contracts (GICs), and variable annuities. The Company is licensed to sell certain of its products in the state of New York.
BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company prepares its regulatory financial statements based on accounting practices prescribed or permitted by the Insurance Department of the State of Arizona (AZ DOI). These financial statements materially differ from those filed with regulatory authorities (Note 2).
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
In developing these estimates, management makes subjective and complex judgments that are inherently uncertain and subject to material change as facts and circumstances develop. Management has identified the following estimates as significant, as they involve a higher degree of judgment and are subject to a significant degree of variability: deferred policy acquisition costs (DAC), investment valuation, including other than temporary impairments, derivative valuation, liabilities for future policy benefits and provision for income taxes.
As of December 31, 2005, the Company reclassified $13.3 million related to reinsurance payables to other liabilities, rather than a reduction to reinsurance recoverables, which are included in other assets. Certain other prior year amounts have been reclassified to conform to 2006 financial statement presentation.
RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In April 2006, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) on FASB Interpretation No. (FIN) 46(R)-6, Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R). This FSP addresses how an entity determines the variability to be considered in applying FIN 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46(R)). The variability affects the determination of whether an entity is a variable interest entity (VIE), which interests are variable interests in an entity, and which party is the primary beneficiary of the VIE. That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. FSP FIN 46(R)-6 was effective for the Company beginning July 1, 2006. The adoption of FSP FIN 46(R)-6 did not impact the Company’s financial statements.
Effective January 1, 2006, the Company adopted FASB Statement of Financial Accounting Standard (SFAS) No. 154, Accounting Changes and Error Corrections. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle as well as changes required by a new accounting pronouncement. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Adoption has not impacted the Company’s financial statements.

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Effective January 1, 2006, the Company adopted FSP SFAS No. 115-1 and SFAS No. 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The guidance within the FSP is applicable to debt and equity securities that are within the scope of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The FSP nullifies certain requirements of Emerging Issues Task Force (EITF) Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, regarding the recognition of other than temporary impairments and restores the guidance for determination of other than temporary impairment to SFAS No. 115, EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, and Accounting Principles Board (APB) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The FSP adopts the disclosure requirements of EITF Issue No. 03-1. For other than temporarily impaired debt securities, the investor will account for the debt security as if the debt security was purchased on the measurement date of the other than temporary impairment. The discount recorded for the debt security will be amortized over the remaining life of the debt security as a yield adjustment. Adoption did not have a material impact on the Company’s financial statements.
In June 2005, the EITF reached a consensus on EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights. This EITF addresses whether a partnership should be consolidated by one of its partners and evaluates what considerations are relevant in determining whether a general partner should consolidate a limited partnership. EITF Issue No. 04-5 was effective in the third quarter of 2005 for new agreements subsequent to July 1, 2005 and in the first quarter of 2006 for existing agreements prior to July 1, 2005. The adoption of EITF Issue No. 04-5 had no impact on the Company’s financial statements.
In March 2005, the FASB issued FSP FIN 46(R)-5, Implicit Variable Interests Under FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities. This FSP addresses whether a reporting entity has an implicit variable interest in a VIE that commonly arises in leasing arrangements among related parties, as well as other types of arrangements involving both related and unrelated parties. This FSP was effective in the second quarter of 2005 and had no impact on the Company’s financial statements.
In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. FIN 47 was adopted in the fourth quarter of 2005 and did not have a material impact on the Company’s financial statements.
In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. This statement eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 was effective for nonmonetary asset exchanges occurring beginning in the third quarter of 2005 and did not have a material impact on the Company’s financial statements.
Effective January 1, 2004, the Company adopted Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 03-1, Accounting and Reporting by Insurance Enterprises for Certain Non Traditional Long-Duration Contracts and for Separate Accounts. SOP 03-1 addresses 1) separate account presentation; 2) accounting for an insurance company’s proportionate interest in separate accounts; 3) transfers of assets from the general account to a separate account; 4) valuation of certain insurance liabilities and policy features such as guaranteed minimum death benefits (GMDB) and annuitization benefits; and 5) accounting for sales inducements. In September 2004, the AICPA subsequently issued a Technical Practice Aid, which contains interpretive guidance on applying certain provisions of SOP 03-1. The interpretive guidance has been incorporated into the adoption of SOP 03-1. Adoption of SOP 03-1 did not have a material impact on the Company’s financial statements.

PLA-8

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). FIN 46 addresses whether certain types of entities, referred to as VIEs, should be consolidated in the Company’s financial statements. A VIE is an entity in which the equity investors lack certain essential characteristics of a controlling financial interest or that lacks sufficient equity to finance its own activities without financial support provided by other entities. A company is considered the primary beneficiary and must consolidate a VIE if it has a variable interest that will absorb a majority of the expected losses if they occur, receive a majority of the entity’s expected returns, or both. In December 2003, the FASB issued FIN 46(R). FIN 46(R) replaced FIN 46 to clarify and revise a number of key elements of FIN 46, including the definition of VIE and the treatment of fees paid to decision makers. The adoption of FIN 46(R) did not impact the Company’s financial statements.
FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. This statement permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement also established presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 159 on its financial statements.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements.
In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There is a two-step evaluation process. The first step is recognition and a company must determine whether it is more likely than not that a tax position will be sustained. The second step is measurement. A company that meets the more likely than not tax position should measure the tax position at the largest amount of benefit that is greater than 50 percent chance of being realized upon ultimate settlement. FIN 48 is effective for the Company beginning January 1, 2007. The adoption of FIN 48 is not expected to have a material impact on the Company’s financial statements.
In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125. SFAS No. 155 (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (v) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for the Company beginning January 1, 2007. The adoption of SFAS No. 155 is not expected to have a material impact on the Company’s financial statements.
In September 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts. This SOP provides guidance on accounting for DAC on internal replacements or insurance and investment contracts other than those described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced

PLA-9

contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of unamortized deferred acquisition costs, unearned revenue and deferred sales inducements associated with the replaced contract. The guidance in SOP 05-1 will be applied prospectively and is effective for the Company for internal replacements beginning January 1, 2007. SOP 05-1 is not expected to have a material impact on the Company’s financial position.
INVESTMENTS

Fixed maturity and equity securities available for sale are reported at estimated fair value, with unrealized gains and losses, net of deferred income taxes and adjustments related to DAC, recorded as a component of other comprehensive income (OCI). For mortgage-backed securities and asset-backed securities included in fixed maturity securities available for sale, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. For fixed rate securities, the net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. These adjustments are reflected in net investment income. Trading securities are reported at estimated fair value with changes in estimated fair value included in net realized investment (gain) loss.
Investment income consists primarily of interest and dividends, net investment income from partnership interests, prepayment fees on fixed maturity securities and mortgage loans, and income from certain derivatives. Interest is recognized on an accrual basis and dividends are recorded on the ex-dividend date. Amortization of premium and accretion of discount on fixed maturity securities is recorded using the effective interest method.
The estimated fair value of fixed maturity and equity securities is generally obtained from independent pricing services. For fixed maturity securities not able to be priced by independent services (generally private placement and low volume traded securities), an internally developed matrix is used. The matrix utilizes the fair market yield curves, provided by a major independent data service, which determines the discount yield based upon the security’s weighted-average life, rating, and liquidity spread. The estimated fair value of the security is calculated as the present value of the estimated cash flows discounted at the yield determined above. For those securities not priced externally or by the matrix, the estimated fair value is internally determined, utilizing various techniques in valuing complex investments with variable cash flows.
The following table identifies the estimated fair value of fixed maturity securities by pricing sources.

	December 31, 2006		December 31, 2005
	Fixed Maturities	% of Total	Fixed Maturities	% of Total
	at Estimated	Estimated	at Estimated	Estimated
	Fair Value	Fair Value	Fair Value	Fair Value

	(In Thousands)
Independent market quotations	$809,907	88.2%	$645,670	82.2%
Matrix-priced	98,124	10.7%	81,389	10.4%
Other methods	10,297	1.1%	58,009	7.4%

	$918,328	100.0%	$785,068	100.0%

The matrix-priced securities primarily consist of private placements and have an average duration of nine years as of December 31, 2006 and 2005.
The Company assesses whether other than temporary impairments have occurred based upon the Company’s case-by-case evaluation of the underlying reasons for the decline in estimated fair value. All securities with a gross unrealized loss at the statement of financial condition date are subjected to the Company’s process for identifying other than temporary impairments. The Company considers a wide range of factors, as described below, about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in the Company’s evaluation of each security are assumptions and estimates about the operations of the issuer and its future earnings potential.

PLA-10

Considerations used by the Company in the impairment evaluation process include, but are not limited to, the following:
•	The duration and extent that the estimated fair value has been below net carrying amount

•	Industry factors or conditions related to a geographic area that are negatively affecting the security

•	Underlying valuation of assets specifically pledged to support the credit

•	Past due interest or principal payments or other violation of covenants

•	Deterioration of the overall financial condition of the specific issuer

•	Downgrades by a rating agency

•	Ability and intent to hold the investment for a period of time to allow for a recovery of value

•	Fundamental analysis of the liquidity and financial condition of the specific issuer
Also, the Company estimates the cash flows over the life of certain purchased beneficial interests in securitized financial assets. Based upon current information and events, if the estimated fair value of its beneficial interests is less than or equal to its net carrying amount and if there has been an adverse change in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other than temporary impairment is recognized.
Securities and purchased beneficial interests that are deemed to be other than temporarily impaired are written down to estimated fair value in the period the securities or purchased beneficial interest are deemed to be impaired.
Realized gains and losses on investment transactions are determined on a specific identification basis and are included in net realized investment gain (loss). The Company also includes other than temporary impairment write-downs in net realized investment gain (loss).
Mortgage loans, net of deferred origination fees, valuation allowances and write-downs, and policy loans are stated at unpaid principal balances.
Other investments primarily consist of partnership and joint venture interests and derivative instruments. Partnership and joint venture interests where the Company does not have a controlling interest or a majority ownership are recorded under the cost or equity method of accounting depending on the equity ownership position.
All derivatives, whether designated in hedging relationships or not, are required to be recorded at estimated fair value. If the derivative is designated as a cash flow hedge, the effective portion of changes in the estimated fair value of the derivative is recorded in OCI and recognized in earnings when the hedged item affects earnings. For derivative instruments not designated as hedges, the change in estimated fair value of the derivative is recorded in net realized investment (gain) loss. Estimated fair value exposure is calculated based on the aggregate estimated fair value of all derivative instruments with each counterparty, net of collateral received, in accordance with legally enforceable counterparty master netting agreements. If the estimated fair value exposure to the counterparty is positive, the amount is reflected in other assets whereas, if the estimated fair value exposure to the counterparty is negative, the estimated fair value is included in other liabilities.
The periodic cash flows for all hedging derivatives are recorded consistent with the hedged item on an accrual basis. For derivatives that are hedging securities, these amounts are included in net investment income. For derivatives that are hedging liabilities, these amounts are included in interest credited to policyholder account balances. For derivatives not designated as hedging instruments, the periodic cash flows are reflected in net realized investment gain (loss) on an accrual basis. Upon termination of a cash flow hedging relationship, the accumulated amount in OCI is amortized into net investment income or interest credited to policyholder account balances over the remaining life of the hedged item.
CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all investments with an original maturity of three months or less.

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DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new insurance business, principally commissions, medical examinations, underwriting, policy issue and other expenses, all of which vary with and are primarily associated with the production of new business, are deferred and recorded as an asset commonly referred to as DAC. As of December 31, 2006 and 2005, the carrying value of DAC was $47.0 million and $35.1 million, respectively.
For UL, variable annuities and other investment-type contracts, acquisition costs are amortized through earnings in proportion to the present value of estimated gross profits (EGPs) from projected investment, mortality and expense margins and surrender charges over the estimated lives of the contracts. Actual gross margins or profits can vary from management’s estimates, which can increase or decrease the rate of DAC amortization. DAC related to term insurance policies is amortized through earnings over the premium-paying period of the related policies in proportion to premium revenues recognized, using assumptions and estimates consistent with those used in computing policy reserves. DAC related to certain unrealized components in OCI, primarily unrealized gains and losses on securities available for sale, is amortized directly to equity through OCI.
Significant assumptions in the development of EGPs include investment returns, surrender and lapse rates, rider utilization, interest spreads, and mortality margins. The Company’s long-term assumption for the underlying separate account investment return ranges up to 8.0%.
A change in the assumptions utilized to develop EGPs results in a change to amounts expensed in the reporting period in which the change was made by adjusting the DAC balance to the level DAC would have been had the EGPs been calculated using the new assumptions over the entire amortization period. In general, favorable experience variances result in increased expected future profitability and may lower the rate of DAC amortization, whereas unfavorable experience variances result in decreased expected future profitability and may increase the rate of DAC amortization. All critical assumptions utilized to develop EGPs are evaluated at least annually and necessary revisions are made to future EGPs to the extent that actual or anticipated experience indicates such a prospective change.
The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The Company offers a sales inducement to the policyholder where the policyholder receives a bonus credit, typically ranging from 4.0% to 5.0% of each deposit. Capitalized sales inducements were $1.8 million and $1.1 million as of December 31, 2006 and 2005, respectively.
Components of DAC are as follows:

	Years Ended December 31,

	2006	2005	2004

	(In Thousands)
Balance, January 1	$35,084	$27,884	$21,023

Additions:
Capitalized during the year	21,320	11,190	11,697

Amortization:
Allocated to commission expenses	(6,579)	(3,362)	(3,469)
Allocated to operating expenses	(2,446)	(1,115)	(1,394)

Total amortization	(9,025)	(4,477)	(4,863)

Allocated to OCI net unrealized gains (losses)	(359)	487	27

Balance, December 31	$47,020	$35,084	$27,884

PLA-12

FUTURE POLICY BENEFITS

Future policy benefits, which consist primarily of structured settlement annuities, are equal to the present value of expected future payments using pricing assumptions, as applicable, for interest rates, mortality, morbidity, retirement age, and expenses. Interest rate assumptions ranged from 3.00% to 7.73%.
Estimates of future policy benefit reserves and liabilities are continually reviewed and, as experience develops, are adjusted as necessary. Such changes in estimates are included in earnings for the period in which such changes occur.
POLICYHOLDER ACCOUNT BALANCES

Policyholder account balances on UL and investment-type contracts, such as fixed account liabilities and GICs, are valued using the retrospective deposit method and are equal to accumulated account values, which consist of deposits received, plus interest credited, less withdrawals and assessments. Interest credited to these contracts primarily ranged from 3.05% to 5.85%.
REVENUES, BENEFITS AND EXPENSES

Insurance premiums, annuity contracts with life contingencies and term insurance contracts, are recognized as revenue when due. Benefits and expenses are matched against such revenues to recognize profits over the lives of the contracts. This matching is accomplished by providing for reserves and liabilities for future policy benefits, expenses of contract administration and the amortization of DAC.
Receipts for UL and investment-type contracts are reported as deposits to either policyholder account balances or separate account liabilities, and are not included in revenue. Policy fees consist of mortality charges, surrender charges and expense charges that have been earned and assessed against related account values during the period. The timing of policy fee revenue recognition is determined based on the nature of the fees. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in revenue over the periods benefited. Benefits and expenses include policy benefits and claims incurred in the period that are in excess of related policyholder account balances, interest credited to policyholder account balances, expenses of contract administration and the amortization of DAC.
REINSURANCE

The Company has reinsurance agreements with other insurance companies to limit potential losses, reduce exposure arising from larger mortality risks, obtain greater diversification of risks and provide additional capacity for future growth. As part of a strategic alliance, the Company also reinsures risks associated with policies written by an independent producer group through modified coinsurance arrangements with this producer group’s reinsurance company. As part of its risk management process, the Company routinely evaluates its reinsurance programs and may change retention limits, reinsurers or other features at any time.
Reinsurance recoverables were $30.8 million and $33.1 million as of December 31, 2006 and 2005, respectively. Reinsurance recoverables primarily include amounts associated with the reinsurance of a terminated block of long-term disability and the majority of premium waiver business to an unaffiliated reinsurer. Reinsurance payables were $1.4 million and $13.3 million as of December 31, 2006 and 2005, respectively.
The ceding of risk does not discharge the Company from its primary obligations to contract owners. To the extent that the assuming companies become unable to meet their obligations under reinsurance agreements, the Company remains contingently liable. Each reinsurer is reviewed to evaluate its financial stability before entering into each reinsurance contract and throughout the period that the reinsurance contract is in place.
DEPRECIATION AND AMORTIZATION

Certain other assets are depreciated or amortized on the straight-line method over periods ranging from 3 to 10 years. Depreciation and amortization of certain other assets are included in operating expenses.

PLA-13

INCOME TAXES

The Company is taxed as a life insurance company for Federal income tax purposes and is included in the consolidated Federal income tax return of its ultimate parent, Pacific Mutual Holding Company (PMHC). The Company is allocated tax expense or benefit based principally on the effect of including its operations in the consolidated return under a tax sharing agreement. Amounts receivable (payable) under the tax sharing agreement as of December 31, 2006 and 2005, were ($4.9) million and $3.0 million, respectively, and are included in other liabilities and other assets, respectively. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.
SEPARATE ACCOUNTS

Separate accounts include variable annuity and life contracts. Separate account assets and liabilities are recorded at estimated fair value and represent legally segregated contract holder funds. Deposits to separate accounts, investment income and realized and unrealized gains and losses on the separate account assets accrue directly to contract holders and, accordingly, are not reflected in the statements of operations or cash flows. Amounts charged to the separate account for mortality, surrender and expense charges are included in revenues as policy fees.
FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments, disclosed in Notes 4, 5 and 7, has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is often required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

2.	STATUTORY RESULTS
STATUTORY ACCOUNTING PRACTICES

The Company prepares its regulatory statutory financial statements in accordance with accounting practices prescribed or permitted by the AZ DOI, which is a comprehensive basis of accounting other than U.S. GAAP. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, valuing investments and certain assets and accounting for deferred income taxes on a different basis. The Company does not have any permitted statutory accounting practices.
STATUTORY NET INCOME AND SURPLUS

Statutory net income of the Company was $5.8 million $37.1 million and $34.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus of the Company was $364.5 million and $359.3 million as of December 31, 2006 and 2005, respectively.
RISK-BASED CAPITAL

Risk-based capital is a method developed by the National Association of Insurance Commissioners to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. The adequacy of a company’s actual capital is measured by the risk-based capital results, as determined by the formulas. Companies below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action. As of December 31, 2006 and 2005, the Company exceeded the minimum risk-based capital requirements.

PLA-14

DIVIDEND RESTRICTIONS

The maximum amount of ordinary dividends that can be paid by the Company to Pacific Life without restriction cannot exceed the lesser of 10% of statutory surplus as regards to policyholders, or the statutory net gain from operations. Based on this limitation and 2006 statutory results, the Company could pay $5.4 million in dividends in 2007 to Pacific Life without prior regulatory approval. No dividends were paid during 2006, 2005 and 2004.

3.	DISCONTINUED OPERATIONS
On April 27, 2005 (Closing Date), a transaction was closed whereby the Company and Pacific Life sold their group insurance segment business to PacifiCare. The transaction is structured as a coinsurance arrangement whereby the Company and Pacific Life will cede to PacifiCare future premiums received for their existing group insurance segment business and PacifiCare will assume future claim liabilities following the Closing Date. Group insurance segment liabilities arising prior to the Closing Date will not be reinsured. PacifiCare also obtained renewal rights for the existing business as of the Closing Date.
Operating results of discontinued operations, relating to the group insurance segment, were as follows:

	Years Ended December 31,
	2006	2005	2004

	(In Thousands)
Revenues	$4,701	$201,147	$757,856
Benefits and expenses	6,049	170,331	709,416

Income (loss) from discontinued operations	(1,348)	30,816	48,440
Provision for income taxes (benefit)	(161)	10,792	17,130

Income (loss) from discontinued operations, net of tax	(1,187)	20,024	31,310

Net gain on sale of discontinued operations		22,802
Provision for income taxes		7,981

Net gain on sale of discontinued operations, net of taxes	—	14,821	—

Discontinued operations, net of taxes	($1,187)	$34,845	$31,310

Included in revenues from discontinued operations for the years ended December 31, 2006 and 2005 are direct premiums of $79.5 million and $502.7 million, net of premiums ceded of $77.5 million and $313.2 million, respectively.
Group insurance segment liabilities consist of future policy benefits, such as reserves for group health and group life, of $32.2 million and $44.0 million, and other liabilities of $5.4 million and $25.6 million as of December 31, 2006 and 2005, respectively.
Fixed assets related to discontinued operations of $4.4 million as of the Closing Date were transferred to PacifiCare and disposed of in connection with the sale.

PLA-15

4.	INVESTMENTS
The net carrying amount, gross unrealized gains and losses, and estimated fair value of fixed maturity and equity securities available for sale are shown below. The net carrying amount represents amortized cost adjusted for other than temporary declines in value and changes in the estimated fair value of fixed maturity securities. The estimated fair value of publicly traded securities is based on quoted market prices. For securities not actively traded, fair values were estimated based on amounts provided by independent pricing services specializing in matrix pricing and modeling techniques. The Company also estimates certain fair values based on interest rates, credit quality and average maturity utilizing matrix pricing and other modeling techniques.

	Net
	Carrying	Gross Unrealized		Estimated
	Amount	Gains	Losses	Fair Value

	(In Thousands)
December 31, 2006:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$6,751		$33	$6,718
Obligations of states and political subdivisions	49,966	$310	1,657	48,619
Foreign governments	25,000	250		25,250
Corporate securities	550,298	33,870	3,894	580,274
Mortgage-backed and asset-backed securities	253,057	3,554	3,332	253,279
Redeemable preferred stock	4,281		93	4,188

Total fixed maturity securities	$889,353	$37,984	$9,009	$918,328

Total equity securities	$13,967	$1,096	$167	$14,896

December 31, 2005:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$18,999	$1,890	$108	$20,781
Obligations of states and political subdivisions	50,059	631	1,097	49,593
Foreign governments	36,000	2,509		38,509
Corporate securities	448,519	37,565	3,481	482,603
Mortgage-backed and asset-backed securities	196,474	2,265	5,158	193,581
Redeemable preferred stock	1			1

Total fixed maturity securities	$750,052	$44,860	$9,844	$785,068

Total equity securities	$13,684	$726	$8	$14,402

PLA-16

The net carrying amount and estimated fair value of fixed maturity securities available for sale as of December 31, 2006, by contractual repayment date of principal, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Net
	Carrying	Gross Unrealized		Estimated
	Amount	Gains	Losses	Fair Value

	(In Thousands)
Due in one year or less	$40,100	$108	$181	$40,027
Due after one year through five years	75,693	2,238	1,203	76,728
Due after five years through ten years	84,583	8,472	203	92,852
Due after ten years	435,920	23,612	4,090	455,442

	636,296	34,430	5,677	665,049
Mortgage-backed and asset-backed securities	253,057	3,554	3,332	253,279

Total	$889,353	$37,984	$9,009	$918,328

PLA-17

The following tables present the number of investments and the estimated fair value and gross unrealized losses for fixed maturity and other securities, which include equity securities available for sale and other cost method investments, where the estimated fair value had declined and remained below the net carrying amount.

	Total
			Gross
		Estimated	Unrealized
	Number	Fair Value	Losses

		(In Thousands)
December 31, 2006:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	4	$5,924	($33)
Obligations of states and political subdivisions	7	37,637	(1,657)
Corporate securities	148	197,053	(3,894)
Federal agency mortgage-backed securities	22	167,148	(3,332)
Redeemable preferred stock	1	4,187	(93)

Total fixed maturity securities	182	411,949	(9,009)
Total equity securities	2	3,926	(76)

Total	184	$415,875	($9,085)

	Less than 12 Months			12 Months or Greater
			Gross			Gross
		Estimated	Unrealized		Estimated	Unrealized
	Number	Fair Value	Losses	Number	Fair Value	Losses

		(In Thousands)			(In Thousands)
December 31, 2006:
U.S. Treasury securities and obligations of U.S. government authorities and agencies				4	$5,924	($33)
Obligations of states and political subdivisions	3	$13,275	($224)	4	24,362	(1,433)
Corporate securities	37	141,892	(2,192)	111	55,161	(1,702)
Federal agency mortgage-backed securities	14	78,878	(1,049)	8	88,270	(2,283)
Redeemable preferred stock				1	4,187	(93)

Total fixed maturity securities	54	234,045	(3,465)	128	177,904	(5,544)
Total equity securities	1	3,925	(75)	1	1	(1)

Total	55	$237,970	($3,540)	129	$177,905	($5,545)

PLA-18

	Total
			Gross
		Estimated	Unrealized
	Number	Fair Value	Losses

		(In Thousands)
December 31, 2005:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	5	$6,613	($108)
Obligations of states and political subdivisions	4	24,698	(1,097)
Corporate securities	126	138,835	(3,481)
Federal agency mortgage-backed securities	19	157,321	(5,158)

Total fixed maturity securities	154	327,467	(9,844)
Total equity securities	10	3,255	(827)

Total	164	$330,722	($10,671)

	Less than 12 Months			12 Months or Greater
			Gross			Gross
		Estimated	Unrealized		Estimated	Unrealized
	Number	Fair Value	Losses	Number	Fair Value	Losses

		(In Thousands)			(In Thousands)
December 31, 2005:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	1	$404	($7)	4	$6,209	($101)
Obligations of states and political subdivisions	1	4,878	(122)	3	19,820	(975)
Corporate securities	57	62,326	(820)	69	76,509	(2,661)
Federal agency mortgage-backed securities	9	84,839	(2,135)	10	72,482	(3,023)

Total fixed maturity securities	68	152,447	(3,084)	86	175,020	(6,760)
Total equity securities	2	463	(124)	8	2,792	(703)

Total	70	$152,910	($3,208)	94	$177,812	($7,463)

The Company has evaluated the temporarily impaired securities and determined that the Company has the ability and intent to hold the securities until recovery. The unrealized losses are primarily due to changes in interest rates.

PLA-19

Major categories of investment income and related investment expenses are summarized as follows:

	Years Ended December 31,
	2006	2005	2004

	(In Thousands)
Fixed maturity securities	$46,342	$38,733	$22,411
Equity securities	875	522	22
Trading securities			112
Mortgage loans	2,962	2,607	1,949
Policy loans	64	57	50
Partnerships and joint ventures	12,801	9,197	11,349
Other	2,016	1,057	52

Gross investment income	65,060	52,173	35,945
Investment expense	904	796	183

Net investment income	$64,156	$51,377	$35,762

The components of net realized investment gain (loss) are as follows:

	Years Ended December 31,
	2006	2005	2004

	(In Thousands)
Fixed maturity securities:
Gross gains on sales	$4,574	$1,039	$74
Gross losses on sales	(2,486)	(677)
Other than temporary impairments		(4,086)	(1,684)
Other	129	(1)

Subtotal	2,217	(3,725)	(1,610)

Equity securities:
Gross gains on sales	502		139
Gross losses on sales	(25)	(13)	(95)
Other than temporary impairments			(505)

Subtotal	477	(13)	(461)

Derivatives	3,355	839	836
Mortgage loans	(18)	(235)
Trading	4	(2)	584
Other investments	65	(737)	(947)

Total	$6,100	($3,873)	($1,598)

PLA-20

The change in unrealized gain (loss) on investments in available for sale and trading securities is as follows:

	December 31,
	2006	2005	2004

	(In Thousands)
Available for sale securities:
Fixed maturity	($6,041)	($13,001)	$12,774
Equity	211	(5,076)	5,351

Total	($5,830)	($18,077)	$18,125

Trading securities	$0	$0	($533)

The cumulative unrealized gains on trading securities held as of December 31, 2006 and 2005 were zero.

Fixed maturity securities, which have been non-income producing for the twelve months preceding December 31, 2006 and 2005, totaled $7 million and zero, respectively.

As of December 31, 2006 and 2005, fixed maturity securities of $6.6 million and $6.5 million, respectively, were on deposit with state insurance departments to satisfy regulatory requirements. There were no securities that exceeded 10% of stockholder’s equity as of December 31, 2006. One security, a senior secured investment in the utilities industry, exceeded 10% of stockholder’s equity as of December 31, 2005.

Mortgage loans on real estate are collateralized by properties primarily located throughout the U.S. As of December 31, 2006, approximately 45%, 24% and 23% of the collateral properties were located in California, North Carolina and Maryland, respectively.

5.	DERIVATIVES AND HEDGING ACTIVITIES

The Company utilizes derivative instruments to reduce its exposure to interest rate risk, foreign currency risk, and credit risk. The derivative financial instruments utilized by the Company include interest rate swaps, foreign currency interest rate swaps, credit default swaps and exchange traded futures contracts.

The Company applies hedge accounting by designating derivative instruments as cash flow hedges on the date it enters into a derivative contract. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. Hedge effectiveness is assessed quarterly by a variety of techniques, including regression analysis. In certain circumstances, hedge effectiveness has been established because the derivative instrument was constructed such that all critical terms of the derivative exactly match the hedged risk in the hedged item.

PLA-21

The following table is a reconciliation of the notional amount by derivative type and hedging strategy:

	December 31,			December 31,
	2005	Additions	Terminations	2006

	(In Thousands)
Cash flow hedges:
Forward starting interest rate swaps		$200,000		$200,000
Interest rate swaps	$5,000	5,000		10,000

	5,000	205,000		210,000

Derivatives not designated as hedging instruments:
Variable annuity riders	296,496	267,153	$43,413	520,236
Foreign currency interest rate swaps		8,000		8,000
Credit default swaps	10,000		10,000	—
Other		196	16	180

	306,496	275,349	53,429	528,416

Total	$311,496	$480,349	$53,429	$738,416

     The following table is a summary of estimated fair value by derivative type and hedging strategy:

	December 31,
	2006	2005

	(In Thousands)
Cash flow hedges:
Forward starting interest rate swaps	$2,143
Interest rate swaps	282	$170

Total	$2,425	$170

Derivatives not designated as hedging instruments:
Variable annuity riders	$1,537	$741
Foreign currency interest rate swaps	(57)
Credit default swaps		(322)
Other	(14)

Total	$1,466	$419

Although the notional amounts of derivatives do not represent amounts that must be paid or received in the future (or in the case of currency swaps represent an obligation to pay one currency and receive another), such amounts do provide an indication of their potential sensitivity to interest rates, as applicable. The market sensitivity of a derivative would approach that of a cash instrument having a face amount equal to the derivative’s notional amount.

CASH FLOW HEDGES

The Company primarily uses interest rate swaps to manage its exposure to variability in cash flows due to changes in the benchmark interest rate. These cash flows include those associated with existing assets, as well as the forecasted interest cash flows related to anticipated investment purchases. Such anticipated investment purchases are considered probable to occur and are generally completed within 22 years of the inception of the hedge.

Forward starting interest rate swaps are used to hedge the variability in the future interest receipts or payments stemming from the anticipated purchase of fixed rate securities due to changes in benchmark interest rates. These

PLA-22

derivatives are predominantly used to lock in interest rate levels to match future cash flow characteristics of assets. Forward starting interest rate swaps involve the exchange, at specified intervals, of interest payments resulting from the difference between fixed and floating rate interest amounts calculated by reference to an underlying notional amount to begin at a specified date in the future for a specified period of time. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.

Interest rate swap agreements are used to convert a floating rate asset or liability to a fixed rate to hedge the variability of cash flows of the hedged asset or liability due to changes in benchmark interest rates. These derivatives are predominantly used to better match the cash flow characteristics between assets and liabilities. These agreements involve the exchange, at specified intervals, of interest payments resulting from the difference between fixed rate and floating rate interest amounts calculated by reference to an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.

The Company has not discontinued any cash flow hedges of anticipated transactions. The Company recorded ineffectiveness of ($0.1) million, zero and zero for cash flow hedges during the years ended December 31, 2006, 2005 and 2004, respectively. Over the next twelve months, the Company anticipates that there will be $0.2 million of deferred gains on derivative instruments in accumulated OCI that will be reclassified to earnings. For the year ended December 31, 2006, all of the Company’s hedged forecasted transactions were determined to be probable of occurring. No component of the hedging instrument’s estimated fair value is excluded from the determination of effectiveness.

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS

The Company issues certain insurance policies that are considered to have embedded derivatives. When it is determined that the embedded derivative possesses economic and risk characteristics that are not clearly and closely related to those of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, it is separated from the host contract and accounted for as a stand-alone derivative.

The Company offers a rider on certain variable annuity contracts that guarantees net principal over a ten-year holding period, as well as riders on certain variable annuity contracts that guarantee a minimum withdrawal benefit over a 14-year, 20-year, or lifetime period, subject to certain restrictions. These variable annuity riders are considered embedded derivatives and are recorded in future policy benefits at estimated fair value, with changes in their estimated fair value of $1 million, zero and $1 million recorded in net realized investment gain (loss) for the years ended December 31, 2006, 2005 and 2004, respectively. Additionally, certain policy fee revenue related to these variable annuity riders of $3 million, $1 million and $1 million is included in net realized investment gain (loss) for the years ended December 31, 2006, 2005 and 2004, respectively. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.

The Company enters into foreign currency interest rate swap agreements used to convert a commitment to purchase a Canadian fixed rate asset to a U.S. dollar fixed rate asset. The foreign currency interest rate swaps involve the exchange of an initial principal amount in two currencies, and the agreement to re-exchange the currencies at a future date, at an agreed exchange rate. There is also periodic exchange of interest payments in the two currencies at specified intervals, calculated using agreed upon rates and the exchanged principal amounts.

The Company also enters into credit default swaps without designating the derivatives as hedging instruments to economically reduce the exposure to credit risk in underlying securities for changes in the underlying security’s fair value attributable to changes in the obligor’s creditworthiness. These agreements involve the payment of fixed amounts at specific intervals in exchange for the protection from potential credit events associated with the underlying security.

CREDIT EXPOSURE

Credit exposure is measured on a counterparty basis as the net positive aggregate estimated fair value net of collateral received, if any. The Company attempts to limit its credit exposure by dealing with creditworthy counterparties, establishing risk control limits, executing legally enforceable master netting agreements, and obtaining collateral where appropriate. In addition, each counterparty is reviewed to evaluate its financial stability before entering into each agreement and throughout the period that the financial instrument is owned. All of the credit exposure for the

PLA-23

Company from derivative contracts is with investment grade counterparties. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance.

Because exchange traded futures and options are transacted through a regulated exchange, and positions are marked to market and settled on a daily basis, the Company has no exposure to credit related losses in the event of nonperformance by counterparties to such financial instruments. The Company is required to pledge collateral for any futures contracts that are entered into. The amount of collateral that is required is determined by the exchange on which it is traded. The Company currently pledges cash and U.S. Treasury Bills to satisfy this collateral requirement.

For all derivative contracts with a counterparty, the Company enters into master agreements that may include a termination event clause associated with the Company’s credit rating. If the Company’s insurer financial strength rating falls below a specified level assigned by certain rating agencies or, in most cases, if one of the rating agencies ceases to provide an insurer financial strength rating, the counterparty can terminate the master agreement with payment due based on the estimated fair value of the underlying derivatives. As of December 31, 2006, the Company was above the specified level.

The following table summarizes the notional amount and credit exposure for all derivatives for which the Company has credit exposure to a counterparty:

	December 31, 2006
	Notional	Credit
	Amount	Exposure

	(In Thousands)
AA	$128,000	$1,328
A	90,000	1,040

Total	$218,000	$2,368

6.	POLICYHOLDER LIABILITIES

FUTURE POLICY BENEFITS

Future policy benefits, primarily comprised of structured settlement annuity reserves, were $590.8 million and $456.7 million as of December 31, 2006 and 2005, respectively.

POLICYHOLDER ACCOUNT BALANCES

The detail of the liability for policyholder account balances is as follows:

	December 31,
	2006	2005

	(In Thousands)
Fixed account liabilities	$72,626	$129,893
GICs		7,028
Variable universal life	8,255	6,196

Total	$80,881	$143,117

PLA-24

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of the Company’s financial instruments are as follows:

	December 31, 2006		December 31, 2005
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

	(In Thousands)
Assets:
Fixed maturity and equity securities (Note 4)	$933,224	$933,224	$799,470	$799,470
Mortgage loans	41,214	42,862	59,199	60,359
Policy loans	1,948	1,948	1,719	1,719
Other invested assets	8,230	8,527	7,813	8,889
Derivative instruments	2,368	2,368
Cash and cash equivalents	47,648	47,648	94,286	94,286
Liabilities:
Fixed account liabilities	72,626	72,626	129,893	129,893
GICs			7,028	7,028
Derivative instruments	(1,523)	(1,523)	(589)	(589)
The following methods and assumptions were used to estimate the fair value of these financial instruments as of December 31, 2006 and 2005:

MORTGAGE LOANS

The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using a market rate that is applicable to the yield, credit quality and average maturity of the composite portfolio.

POLICY LOANS

The carrying amounts of policy loans are a reasonable estimate of their fair values because interest rates are generally variable and based on current market rates.

OTHER INVESTED ASSETS

The estimated fair value of the other invested assets is based on the ownership percentage of the underlying equity of the private equity investment.

DERIVATIVE INSTRUMENTS

Derivative instruments are reported at estimated fair value based on market quotations or internally established valuations consistent with external valuation models.

CASH AND CASH EQUIVALENTS

The carrying values approximate fair values due to the short-term maturities of these instruments.

FIXED ACCOUNT LIABILITIES

The estimated fair value of fixed account liabilities approximates carrying value and primarily includes policyholder deposits and accumulated credited interest.

PLA-25

GUARANTEED INTEREST CONTRACTS

The fair value of GICs is estimated using the rates currently offered for deposits with similar remaining maturities.

8.	COMPREHENSIVE INCOME

The Company displays comprehensive income and its components on the accompanying statements of stockholder’s equity. OCI is shown net of reclassification adjustments and net of deferred income taxes. The disclosure of the gross components of OCI and related taxes is as follows:

	Years Ended December 31,
	2006	2005	2004

	(In Thousands)
Gross holding gain (loss):
Securities available for sale	($3,931)	($17,364)	$20,210
Derivatives	2,335	115	(321)
Income tax (expense) benefit	558	6,037	(6,961)
Reclassification adjustment — realized (gain) loss:
Sale of securities available for sale	(2,693)	3,737	2,072
Derivatives	(175)	(175)	192
Income tax expense (benefit)	1,003	(1,247)	(792)
Net unrealized gain (loss) on discontinued operations, net of tax	515	(2,868)	(2,891)
Allocation of holding (gain) loss to DAC	(359)	487	27
Income tax expense (benefit)	125	(169)	(10)

Total OCI	($2,622)	($11,447)	$11,526

9.	EMPLOYEE BENEFIT PLANS

As a result of the sale of the group insurance segment business (Note 3), substantially all the employees of the Company were terminated on the Closing Date. The following employee benefit plans were available to eligible employees prior to the sale.

The Company permitted eligible employees to participate in a defined benefit pension plan provided by Pacific Life. Pacific Life allocated amounts to the Company based on a percentage of salaries. The Company’s share of net expense was zero, $0.5 million and $2.2 million for the years ended December 31, 2006, 2005 and 2004, respectively, and is included in discontinued operations. In addition, Pacific Life allocated actual expenses incurred as a result of the termination of the Company employees, of $8.5 million for the year ended December 31, 2005, and is included in net gain on sale of discontinued operations.

The Company permitted certain employees to defer a portion of cash compensation under a deferred compensation plan provided by Pacific Life. The Company’s expense for this plan amounted to $0.3 million for each of the years ended December 31, 2006, 2005 and 2004 and is included in discontinued operations. The deferred compensation plan, which will be paid out over a term of ten years, will continue to accrue interest expense until paid out.

The Company participated in a defined benefit health care plan and a defined benefit life insurance plan (the Plans) provided by Pacific Life. The Plans provided postretirement benefits for all eligible retirees and their dependents. Generally, qualified employees became eligible for these benefits if they reached normal retirement age, had been covered under Pacific Life’s policy as an active employee for a minimum continuous period prior to the date retired, and had an employment date before January 1, 1990. The Plans contain cost-sharing features such as deductibles and

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coinsurance, and require retirees to make contributions, which can be adjusted annually. Pacific Life’s commitment to qualified employees who retired after April 1, 1994 is limited to specific dollar amounts. Pacific Life reserves the right to modify or terminate the Plans at any time.

The Company permitted eligible employees to participate in a defined contribution plan provided by Pacific Life. Pacific Life provided a voluntary Retirement Incentive Savings Plan (RISP) pursuant to Section 401(k) of the Internal Revenue Code covering all eligible employees. Pacific Life’s RISP matched 75% of each employee’s contribution, up to a maximum of 6% of eligible employee compensation, to an Employee Stock Ownership Plan. The Company’s share of net expense was $1.1 million and $1.6 million for the years ended December 31, 2005 and 2004, respectively, and is included in discontinued operations.

10.	INCOME TAXES

The provision for income taxes is as follows:

	Years Ended December 31,
	2006	2005	2004

	(In Thousands)
Current	$2,990	$3,649	($6,101)
Deferred	8,539	(141)	6,373

Provision for income taxes from continuing operations	11,529	3,508	272
Provision for income taxes (benefit) from discontinued operations	(161)	18,773	17,130

Total	$11,368	$22,281	$17,402

     The sources of the Company’s provision for deferred taxes are as follows:

	Years Ended December 31,
	2006	2005	2004

	(In Thousands)
DAC	$3,744	$2,106	$1,960
Investment valuation	1,310	(258)	339
Deferred compensation	527	556	105
Policyholder reserves	402	4,533	2,350
Partnership income (loss)	236	(591)	5,366
Deferred gain on reinsurance transaction	154	(2,279)
Hedging	(480)	10	524
Other	1,813	(1,795)	691

Provision for deferred taxes	7,706	2,282	11,335
Provision for deferred taxes from discontinued operations	(833)	2,423	4,962

Provision for deferred taxes from continuing operations	$8,539	($141)	$6,373

PLA-27

A reconciliation of the provision for income taxes from continuing operations based on the prevailing corporate statutory tax rate to the provision reflected in the statements of operations is as follows:

	Years Ended December 31,
	2006	2005	2004

	(In Thousands)
Provision for income taxes (benefit) at the statutory rate	$10,889	$3,538	($502)
Nontaxable investment income	(572)	(405)	(198)
Amounts related to prior periods	1,212	375	972

Provision for income taxes from continuing operations	$11,529	$3,508	$272

The deferred tax liability, net, included in other liabilities as of December 31, 2006 and 2005, is comprised of the following tax effected temporary differences:

	December 31,
	2006	2005

	(In Thousands)
Deferred tax assets:
Investment valuation	$6,980	$8,290
Policyholder reserves	2,384	2,786
Hedging	2,131	1,651
Deferred gain on reinsurance transaction	2,125	2,279
Deferred compensation	1,611	2,138
Retirement benefits	980	1,055
Other		803

Total deferred tax assets	16,211	19,002

Deferred tax liabilities:
DAC	(12,566)	(8,822)
Partnership income	(6,218)	(5,982)
Other	(935)

Total deferred tax liabilities	(19,719)	(14,804)

Deferred tax asset (liability) from operations, net	(3,508)	4,198
Deferred taxes on other comprehensive income and other	(13,021)	(14,449)

Deferred tax liability, net	($16,529)	($10,251)

SFAS No. 109, Accounting for Income Taxes requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that a portion or all of the deferred tax assets will not be realized. Based on management’s assessment, it is more likely than not that deferred tax assets will be realized through future taxable earnings.

PLA-28

11.	SEGMENT INFORMATION

The Company has three operating segments: Investment Management, Annuities and Life Insurance. These segments are managed separately and have been identified based on differences in products and services offered. All other activity is included in Corporate and Other.

The Investment Management segment offers investment and annuity products to pension fund sponsors and other institutional investors primarily through its home office marketing team and other intermediaries. The Investment Management segment also offers structured settlement annuities through a nationwide network of brokers. This segment’s name was changed from Institutional Products during the year ended December 31, 2005.

The Annuities segment offers variable annuities to individuals and small businesses through National Association Securities Dealers firms, regional and national wirehouses, and financial institutions.

The Life Insurance segment offers UL and other life insurance products to individuals, small businesses and corporations through independent producers working through a network of distribution channels.

Corporate and Other primarily includes investment income, expenses and assets not attributable to the operating segments. Corporate and Other also includes the elimination of intersegment revenues, expenses and assets. The group insurance segment is included in Corporate and Other as discontinued operations (Note 3).

The Company uses the same accounting policies and procedures to measure segment net income and assets as it uses to measure its net income and assets. Net investment income and net realized investment gain (loss) are allocated based on invested assets purchased and held as is required for transacting the business of that segment. Overhead expenses are allocated based on services provided. Interest expense is allocated based on the short-term borrowing needs of the segment and is included in net investment income. The provision for income taxes (benefit) is allocated based on each segment’s actual tax provision.

The operating segments are allocated equity based on formulas determined by management and receive a fixed interest rate (debenture) return on their allocated equity. The debenture amount is reflected as investment expense in net investment income in the Corporate and Other segment and as investment income in the operating segments.

The Company generates substantially all of its revenues and net income from customers located in the U.S. As of December 31, 2006 and 2005, the Company had foreign investments with an estimated fair value of $137.9 million and $120.0 million, respectively.

Depreciation expense and capital expenditures are substantially all attributable to the group insurance segment. Depreciation expense for the group insurance segment was $1.3 million, $0.6 million and $1.3 million for the years ended December 31, 2006, 2005 and 2004, respectively, which is included in discontinued operations. Capital expenditures during the years ended December 31, 2006, 2005 and 2004 were zero, zero and $1.3 million, respectively.

PLA-29

The following is segment information as of and for the year ended December 31, 2006:

	Investment		Life	Corporate
	Management	Annuities	Insurance	and Other	Total

	(In Thousands)
REVENUES
Insurance premiums	$143,915		$487		$144,402
Policy fees	1,834	$8,671	5,205		15,710
Net investment income	34,153	4,769	864	$24,370	64,156
Net realized investment gain	3,022	3,020		58	6,100
Other income	26	4,285	183		4,494

Total revenues	182,950	20,745	6,739	24,428	234,862

BENEFITS AND EXPENSES
Policy benefits	170,537	178	3,933		174,648
Interest credited	34	2,996	335		3,365
Commission expenses	5,819	8,067	1,922		15,808
Operating expenses	1,346	7,368	(690)	1,904	9,928

Total benefits and expenses	177,736	18,609	5,500	1,904	203,749

Income from continuing operations before provision for income taxes	5,214	2,136	1,239	22,524	31,113
Provision for income taxes	1,698	207	406	9,218	11,529

Income from continuing operations	3,516	1,929	833	13,306	19,584
Discontinued operations, net of taxes				(1,187)	(1,187)

Net income	$3,516	$1,929	$833	$12,119	$18,397

Total assets	$661,584	$858,727	$57,240	$382,219	$1,959,770
DAC	2,379	36,839	7,802		47,020
Separate account assets		748,017	33,784		781,801
Policyholder and contract liabilities	589,675	71,355	10,678		671,708
Separate account liabilities		748,017	33,784		781,801

PLA-30

The following is segment information as of and for the year ended December 31, 2005:

	Investment		Life	Corporate
	Management	Annuities	Insurance	and Other	Total

	(In Thousands)
REVENUES
Insurance premiums	$107,496		($698)		$106,798
Policy fees	1,767	$6,571	2,760		11,098
Net investment income	28,131	6,088	623	$16,535	51,377
Net realized investment gain (loss)	707	716	(659)	(4,637)	(3,873)
Other income	13	2,669	131		2,813

Total revenues	138,114	16,044	2,157	11,898	168,213

BENEFITS AND EXPENSES
Policy benefits	129,307	340	810		130,457
Interest credited	1,019	3,996	292		5,307
Commission expenses	4,359	5,490	(159)		9,690
Operating expenses	2,392	11,419	(935)	(228)	12,648

Total benefits and expenses	137,077	21,245	8	(228)	158,102

Income (loss) from continuing operations before provision for income taxes (benefit)	1,037	(5,201)	2,149	12,126	10,111
Provision for income taxes (benefit)	363	(2,495)	702	4,938	3,508

Income (loss) from continuing operations	674	(2,706)	1,447	7,188	6,603
Discontinued operations, net of taxes				34,845	34,845

Net income (loss)	$674	($2,706)	$1,447	$42,033	$41,448

Total assets	$540,242	$622,465	$44,068	$392,897	$1,599,672
DAC	1,949	26,240	6,895		35,084
Separate account assets		465,412	25,510		490,922
Policyholder and contract liabilities	463,340	129,353	7,094		599,787
Separate account liabilities		465,412	25,510		490,922

PLA-31

The following is segment information for the year ended December 31, 2004:

	Investment		Life	Corporate
	Management	Annuities	Insurance	and Other	Total

	(In Thousands)
REVENUES
Insurance premiums	$64,998		$98		$65,096
Policy fees	1,817	$3,923	2,929		8,669
Net investment income	25,436	4,412	501	$5,413	35,762
Net realized investment gain (loss)	(1,020)	1,400		(1,978)	(1,598)
Other income	13	1,872	101		1,986

Total revenues	91,244	11,607	3,629	3,435	109,915

BENEFITS AND EXPENSES
Policy benefits	83,686	267	947		84,900
Interest credited	2,151	3,826	244		6,221
Commission expenses	2,948	4,058	715		7,721
Operating expenses	2,138	9,312	474	583	12,507

Total benefits and expenses	90,923	17,463	2,380	583	111,349

Income (loss) from continuing operations before provision for income taxes (benefit)	321	(5,856)	1,249	2,852	(1,434)
Provision for income taxes (benefit)	(64)	(2,107)	442	2,001	272

Income (loss) from continuing operations	385	(3,749)	807	851	(1,706)
Discontinued operations, net of taxes				31,310	31,310

Net income (loss)	$385	($3,749)	$807	$32,161	$29,604

12.	TRANSACTIONS WITH AFFILIATES

Pacific Life provides general administrative and investment management services to the Company under an administrative services agreement and product contract services relating to the Company’s variable universal life insurance, other life insurance, variable annuities and investment management products under a separate services agreement. Amounts charged by Pacific Life to the Company for these services were $18.1 million, $36.1 million and $34.3 million for the years ended December 31, 2006, 2005 and 2004, respectively, and are included in operating expenses.

Prior to the sale of the group insurance business to PacifiCare (Note 3), the Company provided administrative services for Pacific Life under a services agreement. Amounts reimbursed to the Company by Pacific Life for these services totaled $3.8 million and $7.5 million for the years ended December 31, 2005 and 2004, respectively, and are included in discontinued operations. The Company also provides certain investment options in the Pacific Select Fund, an open-end management investment company in which Pacific Life is the investment adviser, and other administrative services relating to its offerings of variable products. Fees earned by the Company for these services totaled $4.5 million, $2.8 million and zero for the years ended December 31, 2006, 2005 and 2004, respectively, and are included in other income.

PLA-32

The Company has an agreement with Pacific Life to borrow up to $20 million at variable interest rates. In October 2006, the Company borrowed $10 million under this borrowing facility, which it repaid in the same month. The Company did not utilize this borrowing facility during 2005.

13.	FEDERAL HOME LOAN BANK MEMBERSHIP

The Company is a member of the Federal Home Loan Bank of San Francisco (FHLB). In December 2006, the Company became eligible to borrow from the FHLB amounts based on a percentage of statutory capital and surplus and could borrow amounts up to $102 million as of December 31, 2006. Of this amount, half, or $51 million, can be borrowed for terms other than overnight, out to a maximum term of nine months. These borrowings are at variable rates of interest, collateralized by certain mortgage loan and government securities. As of December 31, 2006, there were no borrowings outstanding.

14.	COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company has outstanding commitments to make investments primarily in fixed maturity securities, mortgage loans, limited partnerships and other investments as follows:

Years Ending December 31 (In Thousands):
2007	$25,822
2008 through 2011	20,258

Total	$46,080

The Company leased office facilities under various noncancelable operating leases prior to the sale of the group insurance segment business (Note 3). Substantially all operating leases were transferred to PacifiCare. The Company is contingently liable (to a maximum of $16 million) for future rent and expense obligations related to one of these leases. Rent expense was insignificant for December 31, 2006 and was $1.9 million and $6.3 million for the years ended December 31, 2005 and 2004, respectively, were included in discontinued operations.

CONTINGENCIES — LITIGATION

The Company is a respondent in a number of legal proceedings, some of which involve allegations for extra contractual damages. In the opinion of management, the outcome of the foregoing proceedings is not likely to have a material adverse effect on the financial position of the Company.

CONTINGENCIES — OTHER

In the course of its business, the Company provides certain indemnifications related to dispositions, investments, lease agreements or other transactions that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. These obligations are typically subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. Because the amounts of these types of indemnifications often are not explicitly stated, the overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated. The Company has not made any payments for these types of indemnifications. The estimated maximum potential amount of future payments under these obligations is not determinable due to the lack of a stated maximum liability for certain matters, and therefore, no related liability has been recorded. Management believes that judgments, if any, against the Company related to such matters are not likely to have a material adverse effect on the financial statements of the Company.

PMHC is under continuous audit by the Internal Revenue Service (IRS). The IRS has audited PMHC’s consolidated Federal income tax returns through the tax year ended December 31, 2003. PMHC is pursuing administrative appeals

PLA-33

of many of the adjustments proposed by the IRS auditors and does not expect the results of the IRS audit activity to have a material adverse effect on the Company’s financial position.
RISK FACTORS

The Company operates in a business environment that is subject to various risks. The following is a description of the most significant of these risks and how the Company attempts to mitigate them:

Interest rate risk is the potential for interest rates to change, which can cause fluctuations in the value of investments and liabilities. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company may have to borrow funds or sell assets prior to their maturity and realize losses. When unfavorable interest rate movements occur, interest margins may compress, thereby reducing profitability. The Company attempts to mitigate this risk by utilizing, among other things, derivative instruments and asset/liability matching techniques that attempt to match the duration of assets and liabilities. Additionally, the Company includes contractual provisions limiting withdrawal rights for certain of its products.

Credit risk is the risk that issuers of investments owned by the Company may default, or that other parties, such as derivative counterparties and reinsurers, may not be able to pay amounts due to the Company. The Company attempts to mitigate its investment credit risk by adhering to investment policies that provide for portfolio diversification by security types, creditors and industry sectors, complying with investment codes governed by state law and regulation, and credit approval procedures. The Company also actively monitors and manages exposures and records impairments in periods such determinations are made. The aggregate credit risk taken in the investment portfolio is influenced by risk/return preferences, economic and credit environment, credit risk in relation to other business risks and other considerations.

Legal and regulatory risk is the risk that changes in the legal or regulatory environment could result in reduced demand for the Company’s products, increased competition or in additional, unanticipated expense to the Company. Existing Federal laws and regulations affect the taxation of life insurance and annuity products. There can be no assurance as to what, if any, cases might be decided or future legislation might be enacted, or of decided or enacted, whether such cases or legislation would contain provisions with possible adverse effects on the Company’s life insurance and annuity products. The Company attempts to mitigate this risk by offering diversified products throughout the U.S., thus reducing its exposure to any single product or jurisdiction, and also by employing practices that identify and minimize the adverse impact of this risk.

Equity market risk is the exposure that the Company has to changes in equity prices and the capital markets. Asset fees calculated as a percentage of separate account assets represent an increasing source of revenue for the Company. Gains and losses in the equity markets result in corresponding increases and decreases to separate account assets and the Company’s asset fee revenue. A continued decline in the equity markets could require the Company to accelerate the amortization of DAC on its variable products.

Many of the Company’s variable annuity products offer GMDB and optional variable annuity riders that offer guaranteed living benefits. A continued decline in the equity markets may increase the amounts at risk and the potential for realizing losses from these guaranteed benefits. To attempt to mitigate this risk, the Company requires the use of asset allocation programs for separate account investments supporting certain products offering guaranteed living benefits.

PLA-34

PART II

Part C: OTHER INFORMATION

     Item 24. Financial Statements and Exhibits

(a)	Financial Statements

Part A: None

Part B:

(1)	Registrant’s Financial Statements

Audited Financial Statements Dated as of December 31, 2006 and for each of the periods presented which are incorporated by reference from the 2006 Annual Report include the following for Separate Account A:

Statements of Assets and Liabilities Statements of Operations Statements of Changes in Net Assets Notes to Financial Statements Report of Independent Registered Public Accounting Firm

(2)	Depositor’s Financial Statements

Audited Financial Statements dated as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in Part B include the following for Pacific Life & Annuity Company:

Independent Auditors’ Report Statements of Financial Condition Statements of Operations Statements of Stockholder’s Equity Statements of Cash Flows Notes to Financial Statements
(b)	Exhibits

1.	(a)	Minutes of Action of Board of Directors of PM Group Life Insurance Company (PM Group) (PL&A) dated July 1, 1998.[1]

2.	Not applicable

3.	(a)	Distribution Agreement between Pacific Life & Annuity Company (PL&A) and Pacific Select Distributors, Inc. (PSD)[1]

	(b)	Form of Selling Agreement between Pacific Life & Annuity Company (PL&A), PSD and Various Broker-Dealers[2]

4.	(a)	Form of Individual Flexible Premium Deferred Variable Annuity Contract (Form No. 10-2138)[3]

	(b)	Individual Retirement Annuity Rider (Form No. 20-28900)[1]

	(c)	Roth Individual Retirement Annuity Rider (Form No. 20-29000)[1]

	(d)	SIMPLE Individual Retirement Annuity Rider (Form No. 20-29100)[1]

	(e)	Form of Stepped-Up Death Benefit Rider (Form No. 20-23500)[1]

	(f)	Form of Guaranteed Protection Advantage 5 (GPA 5) Rider (Form No. 20-2139)[4]

	(g)	Form of Single Life 5% Guaranteed Withdrawal Benefit Rider (Form No. 20-2141)[4]

	(h)	Form of Joint Life 5% Guaranteed Withdrawal Benefit Rider (Form No. 20-2142)[3]

5.	(a)	Form of Variable Annuity Application (Form No. 25-2138)[4]

6.	(a)	Articles of Incorporation of PM Group Life[1]

	(b)	Amended and Restated Articles of Incorporation of PL&A1

	(c)	By-laws of Pacific Life & Annuity Company[1]

7.	Not applicable

8.	(a)	XTF Advisors Trust Participation Agreement[4]

	(b)	Administrative Agreement Between Pacific Life & Annuity Company (PL&A) and Pacific Life Insurance Company (“Pacific Life”)[1]

	(c)	Service Agreement with XTF Advisors L.P.[4]

9.	Opinion and Consent of legal officer of Pacific Life & Annuity Company as to the legality of Contracts being registered.[3]

10.	Consent of Independent Registered Public Accounting Firm and Consent of Independent Auditors

11.	Not applicable

12.	Not applicable

13.	Powers of Attorney[4]

[1]	Included in Registration Statement on Form N-4, File No. 333-122914, Accession No. 0000950137-05-002003, filed on February 18, 2005, and incorporated by reference herein.

[2]	Included in Registration Statement on Form N-4/B, File No. 333-122914, Accession No. 0000892569-06-000561, filed on April 21, 2006, and incorporated by reference herein.

[3]	Included in Registration Statement on Form N-4, File No. 333-140986, Accession No. 0000892569-07-000180 filed on March 01, 2007 and incorporated by reference herein.

[4]	Included in Registration Statement on Form N-4, File No. 333-140986, Accession No. 0000892569-07-000791, filed on June 13, 2007, and incorporated by reference herein.

Item 25. Directors and Officers of Pacific Life & Annuity Company

Name and Address	Positions and Offices with Pacific Life & Annuity Company
James T. Morris	Director, President and Chief Executive Officer
Khanh T. Tran	Director, Executive Vice President and Chief Financial Officer
David R. Carmichael	Director, Senior Vice President and General Counsel
Audrey L. Milfs	Director, Vice President and Secretary
Edward R. Byrd	Senior Vice President, Controller, and Chief Accounting Officer
Brian D. Klemens	Vice President and Treasurer
Gerald W. Robinson	Executive Vice President

The address for each of the persons listed above is as follows:

700 Newport Center Drive
Newport Beach, California 92660

Item 26.	Persons Controlled by or Under Common Control with Pacific Life & Annuity Company or Separate Account A

The following is an explanation of the organization chart of Pacific Life & Annuity Company’s subsidiaries:

PACIFIC LIFE & ANNUITY COMPANY, SUBSIDIARIES & AFFILIATED
ENTERPRISES LEGAL STRUCTURE

Pacific Life & Annuity Company is an Arizona Stock Life Insurance Company wholly-owned by Pacific Life Insurance Company (a Nebraska Stock Life Insurance Company) which is wholly-owned by Pacific LifeCorp (a Delaware Stock Holding Company) which is, in turn, 100% owned by Pacific Mutual Holding Company (a California Mutual Holding Company).

Item 27. Number of Contractholders

Pacific Dynamix	0 Qualified 0 Non Qualified

Item 28. Indemnification

(a)	The Distribution Agreement between Pacific Life & Annuity Company and Pacific Select Distributors, Inc. (PSD), formerly called Pacific Mutual Distributors, Inc. (PMD) provides substantially as follows:

Pacific Life & Annuity Company hereby agrees to indemnify and hold harmless PMD and its officers and directors, and employees for any expenses (including legal expenses), losses, claims, damages, or liabilities incurred by reason of any untrue or alleged untrue statement or representation of a material fact or any omission or alleged omission to state a material fact required to be stated to make other statements not misleading, if made in reliance on any prospectus, registration statement, post-effective amendment thereof, or sales materials supplied or approved by Pacific Life & Annuity Company or the Separate Account. Pacific Life & Annuity Company shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim. However, in no case shall Pacific Life & Annuity Company be required to indemnify for any expenses, losses, claims, damages, or liabilities which have resulted from the willful misfeasance, bad faith, negligence, misconduct, or wrongful act of PMD.

PMD hereby agrees to indemnify and hold harmless Pacific Life & Annuity Company, its officers, directors, and employees, and the Separate Account for any expenses, losses, claims, damages, or liabilities arising out of or based upon any of the following in connection with the offer or sale of the contracts: (1) except for such statements made in reliance on any prospectus, registration statement or sales material supplied or approved by Pacific Life & Annuity Company or the Separate Account, any untrue or alleged untrue statement or representation is made; (2) any failure to deliver a currently effective prospectus; (3) the use of any unauthorized sales literature by any officer, employee or agent of PMD or Broker; (4) any willful misfeasance, bad faith, negligence, misconduct or wrongful act. PMD shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim.

(b)	The Form of Selling Agreement between Pacific Life & Annuity Company, Pacific Select Distributors, Inc. (PSD), formerly called Pacific Mutual Distributors, Inc. (PMD) and Various Broker-Dealers and Agency (Selling Entities) provides substantially as follows:

Pacific Life & Annuity Company and PSD agree to indemnify and hold harmless Selling Entities, their officers, directors, agents and employees, against any and all losses, claims, damages, or liabilities to which they may become subject under the Securities Act, the Exchange Act, the Investment Company Act of 1940, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the “Fund”) filed pursuant to the Securities Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature provided by Pacific Life & Annuity Company and PSD.

Selling Entities agree to, jointly and severally, hold harmless and indemnify Pacific Life & Annuity Company and PSD and any of their respective affiliates, employees, officers, agents and directors (collectively, “Indemnified Persons”) against any and all claims, liabilities and expenses (including, without limitation, losses occasioned by any rescission of any Contract pursuant to a “free look” provision or by any return of initial purchase payment in connection with an incomplete application), including, without limitation, reasonable attorneys’ fees and expenses and any loss attributable to the investment experience under a Contract, that any Indemnified Person may incur from liabilities resulting or arising out of or based upon (a) any untrue or alleged untrue statement other than statements contained in the registration statement or prospectus relating to any Contract, (b)(i) any inaccurate or misleading, or allegedly inaccurate or misleading sales material used in connection with any marketing or solicitation relating to any Contract, other than sales material provided preprinted by Pacific Life & Annuity Company or PSD, and (ii) any use of any sales material that either has not been specifically approved in writing by Pacific Life & Annuity Company or PSD or that, although previously approved in writing by Pacific Life & Annuity Company or PSD, has been disapproved, in writing by either of them, for further use, or (c) any act or omission of a Subagent, director, officer or employee of Selling Entities, including, without limitation, any failure of Selling Entities or any Subagent to be registered as required as a broker/dealer under the 1934 Act, or licensed in accordance with the rules of any applicable SRO or insurance regulator.

Item 29. Principal Underwriters

(a)	PSD, formerly called PMD, also acts as principal underwriter for the Pacific Select Exec Separate Account of Pacific Life and Annuity Company, Pacific Select Fund, and the following Separate Accounts of Pacific Life Insurance Company: Pacific Select Separate Account, Pacific Select Exec Separate Account, Pacific Select Variable Annuity Separate Account, Pacific Corinthian Variable Separate Account, Separate Account B, COLI Separate Account, COLI II Separate Account, COLI III Separate Account, and Pacific Select Fund.

(b)	For information regarding PSD, reference is made to Form B-D, SEC File No. 8-15264, which is herein incorporated by reference.

(c)	PSD retains no compensation or net discounts or commissions from the Registrant.

Item 30. Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by Pacific Life Insurance Company at 700 Newport Center Drive, Newport Beach, California 92660.

Item 31. Management Services

Not applicable

Item 32. Undertakings

The registrant hereby undertakes:

(a)	to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in this registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted, unless otherwise permitted.

(b)	to include either (1) as a part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information, or (3) to deliver a Statement of Additional Information with the Prospectus.

(c)	to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Additional Representations

     (a) The Registrant and its Depositor are relying upon American Council of Life Insurance, SEC No-Action Letter, SEC Ref. No. 1P-6-88 (November 28, 1988) with respect to annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and the provisions of paragraphs (1)-(4) of this letter have been complied with.

     (b) REPRESENTATION PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940: Pacific Life & Annuity Company and the sponsoring insurance company of the Registrant represent that the fees and charges to be deducted under the Variable Annuity Contract (“Contract”) described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Contract.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach, and the State of California on this 13th day of July, 2007.

SEPARATE ACCOUNT A
(Registrant)

By:	PACIFIC LIFE & ANNUITY COMPANY

By:

James T. Morris*
Director, President and Chief Executive Officer

By:	PACIFIC LIFE & ANNUITY COMPANY
(Depositor)

By:

James T. Morris*
Director, President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, Pre-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

	James T. Morris*	Director, President and Chief Executive Officer	July 13, 2007

	Khanh T. Tran*	Director, Executive Vice President and Chief Financial Officer	July 13, 2007

	David R. Carmichael*	Director, Senior Vice President and General Counsel	July 13, 2007

	Audrey L. Milfs*	Director, Vice President and Secretary	July 13, 2007

	Edward R. Byrd*	Senior Vice President, Controller, and Chief Accounting Officer	July 13, 2007

	Brian D. Klemens*	Vice President and Treasurer	July 13, 2007

	Gerald W. Robinson*	Executive Vice President	July 13, 2007

*By:	/s/ DAVID R. CARMICHAEL		July 13, 2007

David R. Carmichael
as attorney-in-fact

(Powers of Attorney are contained in the Pre-Effective Amendment No. 1 of the Registration Statement filed on Form  N-4 for Separate Account A, File No. 333-140986 Accession No. 0000892569-000791 filed on June 13, 2007, as Exhibit 13.)